

- Notice of 2024 Annual Meeting and Proxy Statement

- Fiscal 2024 Annual Report

- Stockholder Information



One Tribology Center
Oxford, Connecticut 06478

July 26, 2024

To our stockholders:

You are cordially invited to attend the RBC Bearings Incorporated annual meeting of stockholders to be held at 9:00 a.m., local time, on Thursday, September 5, 2024 in Building B at our offices located at One Tribology Center, 102 Willenbrock Road, Oxford, CT 06478. The attached Notice of Annual Meeting and Proxy Statement describe all items that we currently expect to be acted upon by stockholders at the meeting.

It is important that your shares are represented at the annual meeting, whether or not you plan to attend. To ensure your shares will be represented, please vote your shares as soon as possible.

Fiscal 2024 marked another outstanding year for RBC with record revenues, gross margin, adjusted EBITDA and net income. We also generated a record level of free cash flow, which was used to further reduce our debt to a post-Dodge acquisition low. When viewed over a multi-year period, this resulted in a 5-year CAGR of 17.3% for net sales, 19.8% for adjusted EBITDA and 20.2% for free cash flow, more than delivering on RBC's goal of being a double-digit compounder, and we're poised to continue this growth in the future.

Your continued support of RBC is greatly appreciated. We look forward to seeing you at the annual meeting.

Sincerely,

Dr. Michael J. Hartnett
Chairman, President and Chief Executive Officer



Notice of 2024 Annual Meeting of Stockholders

Thursday, September 5, 2024
9:00 a.m. Local Time

Building B
One Tribology Center
102 Willenbrock Road
Oxford, CT 06478

Purpose

The 2024 annual meeting of stockholders of RBC Bearings Incorporated will be held in Building B at our executive offices at One Tribology Center, 102 Willenbrock Road, Oxford, CT 06478, on Thursday, September 5, 2024, beginning at 9:00 a.m. local time. At the meeting, the holders of the Company's outstanding common stock will consider and vote on the following matters:

1. election of three directors in Class II to serve a term of three years;

2. ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025;

3. approval of an amendment to our certificate of incorporation eliminating personal liability of officers for monetary damages for breach of their fiduciary duty of care as officers;

4. approval, on a non-binding advisory basis, of the compensation of our named executive officers; and

5. any other matter that may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on July 9, 2024 are entitled to notice of and to vote at the annual meeting and at any postponements or adjournments thereof. The directions to the meeting can be found in Appendix A of the attached proxy statement.

Your Vote is Important

Whether or not you plan to attend the meeting, please vote your shares. You can find voting instructions in the proxy statement or in the materials you received for the meeting. Any person voting by proxy has the power to revoke it, at any time prior to its exercise at the meeting, in accordance with the procedures described in the attached proxy statement.

If You Plan to Attend

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Admission to the meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and seating will begin at 8:30 a.m. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts (*i.e.*, "street name" holders) will also need to bring a copy of a brokerage statement reflecting RBC stock ownership as of the record date. Cellular phones, cameras, recording devices and other electronic devices will not be permitted at the meeting.

By order of the Board of Directors,

M. J. Hartnett

Dr. Michael J. Hartnett
Chairman, President and Chief Executive Officer

July 26, 2024

Table of Contents



Proxy Statement for 2024 Annual Meeting of Stockholders

The Board of Directors (the "Board") of RBC Bearings Incorporated (the "Company") is soliciting proxies from our stockholders to be used at the annual meeting of stockholders to be held on Thursday, September 5, 2024, beginning at 9:00 a.m., local time, in Building B at our principal executive offices, located at One Tribology Center, 102 Willenbrock Road, Oxford, Connecticut 06478, and at any postponements or adjournments thereof. This proxy statement, a proxy card and the Company's Annual Report on Form 10-K for fiscal 2024 are being mailed, or made available via the internet as described below, to stockholders on or about July 26, 2024.

Our fiscal years end on the Saturday closest to March 31 each year. Fiscal 2024 ended on March 30, 2024 and fiscal 2025 will end on March 29, 2025. As used in this proxy statement, the terms "we," "us," "our," "RBC" and "the Company" mean RBC Bearings Incorporated and its subsidiaries, unless the context indicates another meaning.

The Company is furnishing proxy materials to stockholders via the internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review all of the important information contained in this proxy statement and our annual report as well as how to submit your proxy over the internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice. We plan to mail the Notice to stockholders on or about July 26, 2024. We will mail a printed copy of this proxy statement and form of proxy to certain stockholders and we expect that mailing to begin on or about July 26, 2024.

About the Annual Meeting

Why did I receive these materials?

You are receiving a proxy statement because you owned shares of our common stock on July 9, 2024 (the "Record Date"), which entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which you may vote and provides information on those matters so that you can make an informed decision.

How may I obtain RBC's 10-K and other financial information?

Stockholders may find the 2024 Form 10-K and our other filings with the Securities and Exchange Commission (SEC), as well as other information regarding the Company, including environmental/social/governance information, on the Investor Relations page of our website at www.investor.rbcbearings.com.

If you received our proxy statement in the mail, a copy of our 2024 Annual Report on Form 10-K was enclosed with the proxy statement. Stockholders may request a free copy of the 2024 Form 10-K from the Secretary, RBC Bearings Incorporated, 102 Willenbrock Road, Oxford, CT 06478 (203-267-7001).

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the annual meeting. If you were a stockholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

What constitutes a quorum for the meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding on the Record Date and eligible to vote will constitute a quorum permitting the conduct of business at the meeting. As of July 9, 2024, there were 29,089,082 shares of common stock outstanding and eligible to vote. Proxies received by the Company but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining if we have a quorum.

What vote is required to approve each item?

Election of Directors (Proposal 1): Directors are elected by a majority of the votes cast. Each share of our common stock is entitled to one vote for each of the director nominees (*i.e.*, stockholders do not have cumulative voting rights).

Approval of Independent Registered Public Accounting Firm (Proposal 2): The ratification of the appointment of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal 2025 requires the affirmative vote of a majority of the shares represented at the meeting.

Approval of Charter Amendment to Provide Officer Exculpation (Proposal 3): The approval of an amendment to our certificate of incorporation eliminating personal liability of officers for monetary damages for breach of their fiduciary duty of care as officers (commonly known as "officer exculpation") requires the affirmative vote of two-thirds of the outstanding shares of common stock.

Approval of the Say-on-Pay Proposal (Proposal 4): The approval of the resolution regarding the stockholder advisory vote on named executive officer compensation requires the affirmative vote of a majority of the shares represented at the meeting.

A properly executed proxy marked "ABSTAIN" with respect to a particular proposal will not be voted on that proposal (although it will be counted for purposes of determining whether there is a quorum at the meeting). Therefore, an abstention with respect to Proposal 1 will have no effect on the outcome of that proposal while an abstention with respect to any of Proposals 2, 3 or 4 will have the same effect as an "AGAINST" vote on that proposal.

Will stockholders be asked to vote on any other matters?

To the knowledge of the Company, stockholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the meeting, the persons acting as proxy holders will vote on those matters in the manner they consider appropriate.

What are the Board's recommendations?

The Board's recommendations are set forth in this proxy statement together with the description of each proposal to be voted upon. In summary, the Board recommends a vote FOR each of Proposals 1, 2, 3 and 4. Unless you give other instructions when you vote, the persons acting as proxy holders will vote in accordance with the recommendations of the Board.

How do I vote?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent), you can vote either in person at the annual meeting or by proxy without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted. You can vote by proxy over the Internet (at www.ProxyVote.com), by telephone (1-800-579-1639) or, if you received paper copies of our proxy materials in the mail, by completing, dating and signing a proxy card and returning it in the enclosed postage-paid envelope.

If you hold your shares in "street name," you must either direct the bank, broker or other record holder of your shares as to how to vote your shares, or obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the materials provided by your bank, broker or other record holder for specific instructions on methods of voting available to you.

If you properly submit a proxy, your shares will be voted in accordance with your instructions. If you submit a proxy but do not specify how you want to vote your shares, the proxy holders will vote them in accordance with the recommendations of the Board.

What if I Hold My Shares in Street Name?

If you hold your shares in "street name" through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the stockholder of record, and you are considered the beneficial owner of your shares. The Company has supplied copies of its proxy materials for the 2024 annual meeting of stockholders to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the annual meeting.

If your broker, bank or other nominee does not receive voting instructions from you, your shares may constitute "broker non-votes." Generally, broker non-votes occur with respect to a proposal when a broker is not permitted to vote on that proposal without instructions from the beneficial owner and instructions are not given. Shares represented by broker non-votes will be counted in determining whether there is a quorum at the meeting, but will not be considered voted with respect to those proposals to which the broker non-votes relate. Without instruction from you, your broker may not vote with respect to any of the proposals at the 2024 annual meeting except for the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 2). Because director nominees are elected by a majority of the votes cast at the meeting, broker non-votes will not affect the outcome of the voting on the election of directors. However, because approval of the officer exculpation proposal (Proposal 3) requires the affirmative vote of two-thirds of the shares of common stock outstanding, and the say-on-pay proposal (Proposal 4) requires the affirmative vote of a majority of the shares of common stock represented at the meeting, a broker non-vote with respect to either of these proposals will have the same effect as an "AGAINST" vote on that proposal.

What should I do if I receive more than one set of voting materials?

You may receive more than one Notice or set of proxy materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice or proxy card. Please vote with respect to each Notice or set of proxy materials that you receive.

How and when may I propose actions for consideration at next year's annual meeting of stockholders or recommend or nominate individuals to serve as directors?

See "Stockholder Proposals and Director Nominations" below.

Business Highlights

Who We Are

RBC Bearings is a leading international manufacturer of highly engineered precision bearings, components and essential systems for the industrial, aerospace and defense industries.

Founder-Led Growth Company

RBC was built through a series of acquisitions led by CEO Dr. Michael J. Hartnett, culminating in 28 transactions over 34 years. The combination of organic and inorganic growth has resulted in double-digit through-cycle revenue growth coupled with healthy margin expansion and free cash flow generation. The Company has been publicly listed since 2005 and is now traded on the NYSE.

$7.8 billion	54	>70%
Market Capitalization (as of July 1, 2024)	Facilities in 11 countries	Estimated percentage of sales that are sole, single or primary sourced

What Differentiates Us

RBC is a product development-centric firm focused on leveraging deep institutional knowledge in engineering and material sciences to solve some of its customers' biggest challenges. Several differentiators are key to our success:

Focus on Niche / Proprietary Products	Strategic Inventory	RBC Ops Management System	Manufacturing Leadership
- Managing the Pareto: ~20% of products drive ~80% of revenue - Focus on highly specialized products, with ownership of IP, and product approvals - Estimated >70% sole, single or primary sourced products - High Aftermarket mix: - Stable, recurring revenue - Continually growing installed base	- Long shelf-life products with long-term supply agreements - Allows RBC to level-load production to optimize gross margin - Fast lead times and high on-time delivery rates drive strong customer relationships and opportunities for growth	- Monthly Ops meetings underpin a system of focus and accountability - Creates a systematic approach to monitoring: - Organic growth drivers - Margin performance - Strategic inventory levels - Staffing and human resources - Research and development - Drives CEO- and COO-level focus down to the division level, underpinning a culture of deep engagement	- High levels of automation - High levels of vertical integration - Low-cost country leadership - Long track record as exceptional operators - Long tenure of management creates a culture of continuous improvement

Operating Performance Highlights

The Company's operating results for fiscal 2024 demonstrate excellent execution on the Company's business plan and strong operating performance, producing record net sales, gross margin and adjusted EBITDA. In fiscal 2024

- Net sales were $1,560.3 million, a 6.2% increase over fiscal 2023
- Gross margin was 43.0% compared to 41.2% for fiscal 2023
- Net income was $209.9 million, a 25.9% increase over fiscal 2023
- Adjusted EBITDA was $482.1 million, an 11.1% increase over fiscal 2023 and 104.7% of our plan for the year[1]
- Free cash flow conversion (*i.e.*, (operating cash minus capital expenditures) divided by net income) of 115.1%

Furthermore, the Company has generated consistent revenue growth over the last two decades, with a 11% compound annual growth rate (CAGR):



Fiscal 2022 includes 5 months of Dodge Industrial. Amounts shown in millions.

The following graph shows the relationship between revenue CAGR and adjusted EBITDA CAGR for the Company versus our peer group average from fiscal 2020 through fiscal 2024. This reflects substantial revenue growth across our business through the expansion of our industrial business and the addition of Dodge Industrial (acquired in fiscal 2022). Importantly, the expansion of our profitability (adjusted EBITDA) occurred at a growth rate beyond revenue, reflecting our ability to improve margins as we build the business.

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1 Adjusted EBITDA is a non-GAAP financial measure. See Appendix B to this proxy statement for a reconciliation of adjusted EBITDA to net income.

RBC BEARINGS 2024 Proxy Statement



The following graph details our TSR as compared to our peer group average over the last five years. The TSR calculation includes stock price appreciation and the reinvestment of dividends. Dividends are assumed to be reinvested at the closing price of the stock on the ex-date of the dividend. Our TSR exceeded the peer group average by approximately 30.0% over this period, driven by the strong operating performance reflected above.



The above information indicates historical results only and is not necessarily indicative of future results.

Proposals Submitted for Stockholder Vote

Proposal 1: Election of Directors

The Board currently is composed of eight directors serving staggered three-year terms and divided into Class I, Class II and Class III. This year the Class II directors are up for election and our Nominating and Governance Committee has nominated Richard R. Crowell, Dr. Amir Faghri and Dr. Steven H. Kaplan for election at the annual meeting. Mr. Crowell, Dr. Faghri and Dr. Kaplan are currently Class II directors and first joined the Board in 2002, 2004 (and rejoined in 2022) and 2018, respectively. The Nominating and Governance Committee reviewed the qualifications of the nominees for election to this class and unanimously recommended to the Board that these nominees be submitted for election. We believe that each of our nominees has a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and the Board.

Richard R. Crowell

Director since 2002

Age: 69

Committees:
Audit

Mr. Crowell is a Managing Partner of Vance Street Capital LLC, a private equity investment firm, and serves as a director of Micronics, Inc. and Jet Parts Aviation, private companies in the businesses of filtration products, aerospace parts, precision manufacturing, engineered solutions, and related services. Mr. Crowell earned a Bachelor of Arts degree from the University of California, Santa Cruz and a Master of Business Administration degree from the University of California, Los Angeles's Anderson School. See "Directors and Executive Officers" below.

Skills and Expertise

Mr. Crowell brings broad business, financial and executive leadership experience to the Board developed through his leadership roles in private equity and investment banking. He has extensive experience with a number of precision manufacturing and aerospace companies. In addition, Mr. Crowell's experience in private investment enables him to bring a valuable investor's view to the Board and his relationships across the financial community strengthen the Company's access to capital markets. His board memberships provide deep understanding of trends in the precision manufacturing and aerospace sectors, both of which present ongoing challenges and opportunities for the Company.

Dr. Amir Faghri

Director from 2004 to 2020 and rejoined in 2022

Age: 73

Committees:
Compensation

Dr. Faghri is Distinguished Professor Emeritus and Distinguished Dean Emeritus of Engineering at the University of Connecticut, and Distinguished Adjunct Professor at the University of California, Los Angeles. He received a Bachelor of Science degree with highest honors from Oregon State University and his Master of Science and Doctoral degrees in Mechanical Engineering from the University of California at Berkeley. See "Directors and Executive Officers" below.

Skills and Expertise

Dr. Faghri's extensive experience as a leader in the engineering profession—as an educator, scientist and administrator—along with his associations with U.S. companies and global academic institutions, provides the Company with valuable state-of-the-art resources in engineering, manufacturing and information technology, as well as unparalleled expertise in workforce development.

| **Dr. Steven H. Kaplan** | Dr. Kaplan is President Emeritus of the University of New Haven. He received a Bachelor of Arts degree from the University of California, Los Angeles, and a Master of Arts and a Doctoral degree from Eberhard-Karls Universität in Germany. See "Directors and Executive Officers" below. |

Director since 2018

Age: 71

Committees:
Compensation, Nominating and Governance

Skills and Expertise

Dr. Kaplan's extensive academic and chief executive experience provides the Company with a wealth of valuable information and a perspective that provides the Board a critical resource for management. His association with U.S. companies and global academia provides the Company with a valuable state of the art executive management resource.

Directors are elected by a majority of the votes cast at the meeting. If elected at the meeting, each of Mr. Crowell, Dr. Faghri and Dr. Kaplan would serve until the 2027 annual meeting and until a successor is duly elected and qualified, or until their resignation or removal. If any of Mr. Crowell, Dr. Faghri or Dr. Kaplan should for any reason become unavailable to serve as a director prior to the annual meeting, the Board will (i) reduce the size of the Board to eliminate the position for which that person was nominated, (ii) nominate a new candidate in place of such person, in which case the proxy holders will vote for the new candidate, or (iii) leave the place vacant to be filled at a later time.

✓ **The Board recommends a vote FOR the election to the Board of Directors of the nominees identified above.**

Proposal 2: The Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for Fiscal 2025

Ernst & Young LLP served as the Company's independent registered public accounting firm for fiscal 2024 (see "Principal Accountant Fees and Services" below), and the Audit Committee has appointed Ernst & Young to serve in the same capacity for fiscal 2025 and has further directed that the Board submit Ernst & Young's appointment for ratification by the stockholders at the annual meeting.

While not required, this proposal is being put before the stockholders because the Audit Committee and the Board believe that it is good corporate practice to seek stockholder ratification of the Audit Committee's appointment of the independent registered public accounting firm. If the appointment of Ernst & Young is not ratified, the Audit Committee will consider the stockholders' vote, but may ultimately determine to continue Ernst & Young's engagement or to engage another audit firm without re-submitting the matter to stockholders. Even if the appointment of Ernst & Young is ratified, the Audit Committee may in its sole discretion terminate the engagement and direct the appointment of another independent registered public accounting firm at any time during the year if the Audit Committee determines that such an appointment would be in the best interests of the Company and our stockholders.

Representatives of Ernst & Young are expected to attend the annual meeting, where they will be available to respond to appropriate questions and, if they desire, make a statement.

Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for fiscal 2025 requires the affirmative vote of a majority of the shares of the Company's common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal.

✓ **The Board recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2024.**

Proposal 3: Vote to Amend the Certificate of Incorporation to Exculpate Officers

RBC is a Delaware corporation and for many years our certificate of incorporation filed with the Delaware Secretary of State has included a provision eliminating the personal liability of our directors for monetary damages for breach of fiduciary duty as a director (commonly known as exculpation), except to the extent such elimination is not permitted by the Delaware General Corporation Law (DGCL). The DGCL now permits the Company to provide this exculpation protection to our officers as well as our directors, except that we cannot eliminate or limit an officer's liability

- for breach of their duty of loyalty to the Company or our stockholders;
- for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;
- in connection with any transaction from which they derived an improper personal benefit; or
- in any action by or in the right of the Company.

In other words, the officer exculpation provision would only permit exculpation against direct claims brought by stockholders but would not eliminate officers' monetary liability for breach of duty of care claims brought by the Company itself or derivative claims made by stockholders on behalf of the Company; this is an important difference between director exculpation and officer exculpation in that directors are exculpated from liability in any action brought in the right of the Company. The officer exculpation provision also would not limit an officer's liability where they had been disloyal, acted in bad faith, knowingly violated the law, or improperly benefited.

The Board is committed to attracting and retaining the best people to serve as our officers and the Board believes that providing officer exculpation will be an important tool in that process, particularly as many of our peers and competitors have adopted or may adopt officer exculpation provisions that would serve as a differentiating factor between them and us if we do not

have our own officer exculpation provision. In the absence of such protection, particularly amidst the recent trend of plaintiffs increasingly naming corporate officers as defendants in stockholder litigation, qualified persons might be deterred from serving as our officers or, while officers, from making business decisions that involve risk, due to potential exposure to personal monetary liability for business decisions that in hindsight are not successful. The Board recognizes that officers are often required to make difficult decisions on crucial matters that can expose them to the risk of litigation, and the Board believes that relieving them of this risk to empower them to better exercise their business judgment is in the best interests of the Company and our stockholders.

You are being asked to approve the amendment of RBC's certificate of incorporation to provide officer exculpation to the maximum extent permitted by the DGCL. Specifically, Section 1(a) of Article Eight of the certificate would be amended to read as follows:

> To the fullest extent permitted by the Delaware General Corporation Law as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), and except as otherwise provided in the Corporation's Bylaws, no Director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation and its stockholders.

 **The Board recommends a vote FOR the proposal to amend the Company's certificate of incorporation to eliminate personal liability of officers for monetary damages for breach of their fiduciary duty of care as officers to the fullest extent permitted by the DGCL.**

Proposal 4: Advisory Vote on Executive Compensation

The Exchange Act requires the Company to hold a non-binding advisory stockholder vote to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

The Company's executive compensation program is designed to reward executives based on favorable performance and results. Compensation policies and plans (including benefits) are designed to attract and retain top quality and experienced executives by providing incentives that promote both the short-term and long-term financial and strategic objectives of the Company. Achievement of short-term objectives is rewarded

through base salary and annual cash bonuses, while long-term incentive awards encourage executives to focus on and align themselves with the Company's long-term goals as well. These incentives are based on financial objectives of importance to the Company, including revenue and earnings growth and creation of stockholder value. The Company's compensation program also accounts for individual performance, which enables the Company to differentiate among executives and emphasize the link between personal performance and compensation.

The Company is committed to the interests of our stockholders and the delivery of long-term value through an executive compensation program and governance actions that

- drive outstanding Company performance,
- align CEO pay with Company performance,
- ensure that no problematic pay practices exist (*e.g.*, re-pricing or backdating of stock options, excessive perquisites, or tax gross-ups), and
- reflect appropriate communication with and responsiveness to stockholders.

As part of this commitment, we maintain a periodic dialogue with our stockholders to address any concerns they may have. Following the 2023 annual meeting, at which the say-on-pay proposal received 53% approval (up from 32% in 2022), we conducted extensive stockholder outreach as described under "Compensation Discussion and Analysis—Stockholder Engagement and 2023 Say-on-Pay Results" below, after which the Compensation Committee adopted the following changes:

- **Equity-Based Compensation:** The long-term equity incentive program for the CEO and COO, which each year awards shares of stock based on the Company's performance in the prior fiscal year or prior three-fiscal-year period, was revised to (i) eliminate overlapping metrics between the one-year and three-year components, (ii) increase the weighting of the CEO's three-year component, and (iii) use the Company's total shareholder return (TSR) as a percentage of our peer group average as an additional metric for the three-year component.
- **Peer Group:** The peer group in place as of the 2023 annual meeting was revised by replacing seven of the 16 companies in the group in order to better align RBC with its peers in light of our increasing revenue and profitability. See "Compensation Discussion and Analysis—Compensation Philosophy and Program—Maintaining a Compensation Peer Group" below.

Dr. Hartnett is the Company's founder and has served as our CEO since 1992. Dr. Hartnett is widely regarded as a technology visionary and one of the industry's most successful business executives. Under Dr. Hartnett's leadership the Company's annual revenue has grown from approximately $82 million for

fiscal 1996 to more than $1.5 billion for fiscal 2024. He is also one of our significant stockholders, owning approximately 1.4% of the outstanding common stock, directly aligning his interests with those of all our stockholders. The Compensation Committee believes Dr. Hartnett is extremely important to our success and that, given his role in our operations, strategy and growth, it is appropriate for Dr. Hartnett to receive competitive compensation that performs both retentive and incentivizing functions.

See "Compensation Discussion and Analysis" and "Executive Compensation" below for additional information about our executive officer compensation program.

This proposal gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking our stockholders to vote FOR the following resolution at the 2024 annual meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2024 annual meeting of stockholders pursuant to Item 402 of SEC Regulation S-K (including the Compensation Discussion and Analysis, the compensation tables and narrative discussion contained therein), is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Board or the Compensation Committee. However, the Company, the Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

⊘ **The Board recommends a vote FOR the approval of the compensation of our named executive officers.**

Other Matters to Come Before the Meeting

As of the date of this proxy statement, the Company knows of no business that will be presented for consideration at the 2024 annual meeting other than the four proposals referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies will be voted in the manner the proxy holder considers appropriate.

Board of Directors and Corporate Governance

The Board currently is composed of eight directors serving staggered three-year terms and divided into three classes: Class I consists of Michael H. Ambrose, Daniel A. Bergeron and Edward D. Stewart; Class II consists of Richard R. Crowell, Dr. Amir Faghri and Dr. Steven H. Kaplan; and Class III consists of Dr. Michael J. Hartnett and Dolores J. Ennico. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2025, 2024 and 2026, respectively.

Directors are elected by a majority of the votes cast at the annual stockholders' meeting, except in a contested election where directors are elected by a plurality of the votes. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class (including vacancies created by an increase in the number of directors) will serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified, or until the director's resignation or removal.

In our stockholder engagement meetings earlier this year, some stockholders expressed a preference for the declassification of our Board. In response, the Board conducted a formal evaluation of the classified board structure that reviewed the costs and benefits of classification and benchmarking of peers and market practices. Following this evaluation, the Board concluded the classified board is the most appropriate structure for the Company at this time in order to promote stability and support our long-term strategy. However, the Board recognizes this is an important topic for some of our stockholders and is committed to regularly reviewing the structure in the future.

Meetings of the Board and Committees of the Board

The Board held four meetings during fiscal 2024. The standing committees of the Board held an aggregate of 13 meetings during fiscal 2024. Each director attended at least 75% of the meetings of the Board and the Board committees on which they served during fiscal 2024.

The Company's Corporate Governance Guidelines require the non-employee directors to meet in executive sessions on a periodic basis without management. The presiding director at these executive sessions is the Chair of the Audit Committee, Edward D. Stewart. The non-employee members of the Board met in executive session during two of the Board meetings held in fiscal 2024.

Directors are encouraged to attend the annual meeting of stockholders. All of the directors attended the 2023 annual meeting of stockholders either in person or by teleconference.

Director Independence

The rules of the New York Stock Exchange (NYSE) require that the Board be comprised of a majority of "independent" directors, and each of the Company's Audit Committee, Compensation Committee, and Nominating and Governance Committee be comprised solely of "independent" directors as defined in the NYSE's rules. Based upon the information submitted by each of the directors, and following the recommendation of the Nominating and Governance Committee, the Board has made a determination that all of our current directors, with the exception of Dr. Hartnett and Mr. Bergeron, satisfy the "independence" requirements of the NYSE, SEC regulations and the Company's Corporate Governance Guidelines. The standards for determining independence are those set forth in the NYSE Listed Company Manual and the Company's Corporate Governance Guidelines. The Company's Corporate Governance Guidelines can be found on our website at www.investor.rbcbearings.com/corporate-governance/governance-highlights.

Communications Between Interested Parties and the Board

Stockholders and any other interested parties may send communications to the Company's directors as a group or to individual directors (including the director who presides over executive sessions of the independent directors), by writing to those individuals or the group at the following address: RBC Bearings Incorporated, c/o the Secretary, 102 Willenbrock Road, Oxford, CT 06478. The Secretary will review all correspondence received and will forward all correspondence that is relevant to the duties and responsibilities of the Board or the business of the Company to the intended director(s). Examples of inappropriate communication include business solicitations, advertising, and communication that is frivolous in nature or relates to routine business matters (such as product inquiries, complaints or suggestions) or raises grievances that are personal to the person submitting the communication. Upon request, any director may review any communication that is not forwarded to the directors pursuant to this policy.

The Board has a policy for reporting concerns regarding the Company's accounting or auditing matters. Reports may be sent to the Audit Committee through either of the following means:

- calling the Company's Ethics Hotline at 1-866-247-5449 (which is available 24 hours per day, 365 days per year) and leaving a recorded message, which is transcribed by a third-party service provider to insure the caller's anonymity, or

- sending a written communication marked "Private & Confidential" to the Audit Committee, RBC Bearings Incorporated, c/o the Secretary, 102 Willenbrock Road, Oxford, CT 06478.

In either case, the report will be forwarded to the Audit Committee and the confidentiality of the report will be maintained to the extent consistent with applicable law.

Committees of the Board of Directors

The Board currently has an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. The charter for each of the committees is available on the Company's website at www.investor.rbcbearings.com/corporate-governance/governance-highlights.

Audit Committee	Responsible for
Meetings held in fiscal 2024: five **Members:** Michael J. Ambrose Richard R. Crowell Edward D. Stewart (Chair) Each member satisfies the financial literacy requirements of the NYSE and the SEC and the NYSE's independence requirements for audit committee members. The Board has determined that Messers. Crowell and Stewart qualify as "audit committee financial experts" for SEC purposes.	- selecting our independent registered public accounting firm, - approving the overall scope of the audit and the associated fees, - assisting the Board in monitoring the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the performance of the independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements, - annually reviewing the independent registered public accounting firm's report describing the auditing firms' internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the registered public accounting firm, - discussing the annual audited financial and quarterly statements with management and the independent registered public accounting firm, - discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, - discussing policies with respect to risk assessment and risk management, - meeting separately, periodically, with management and the independent registered public accounting firm, - reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response, - setting clear hiring policies for employees or former employees of the independent registered public accounting firm, - handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, and - reporting regularly to the full Board.

Compensation Committee	Responsible for
Meetings held in fiscal 2024: six **Members:** Dolores J. Ennico (Chair) Dr. Amir Faghri Dr. Steven H. Kaplan Each member satisfies the NYSE's independence requirements for compensation committee members.	- reviewing key employee compensation goals, policies, plans and programs, - reviewing and approving the compensation of our directors, chief executive officer and other executive officers, - reviewing and approving employment contracts and other similar arrangements between the Company and our executive officers, - reviewing and consulting with the Board on the selection of the chief executive officer and evaluation of such officer's executive performance and other related matters, - administration of stock plans and other incentive compensation plans, - approving overall compensation policies for the Company, and - handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time.

Nominating and Governance Committee	Responsible for
Meetings held in fiscal 2024: two **Members:** Dolores J. Ennico Dr. Steven H. Kaplan Edward D. Stewart Each member satisfies the NYSE's independence requirements for nominating and governance committee members.	• evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to committees, • establishing a policy for considering stockholder nominees for election to the Board, • evaluating and recommending candidates for election to the Board, • overseeing the Board's performance and self-evaluation process and developing continuing education programs for our directors, • reviewing our corporate governance principles and policies and providing recommendations to the Board regarding possible changes, and • reviewing and monitoring compliance with the Company's Code of Business Conduct and Ethics and our Insider Trading Policy.

Director Qualities and Board Diversity

The Board seeks to have a diverse group of members who possess the background, skills and expertise to make a significant contribution to the Board, the Company and our stockholders. In selecting a nominee for the Board, the Nominating and Governance Committee considers the background, skills and expertise that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. Desired qualities for Board members include

- high-level leadership experience in business or administrative activities, and significant accomplishment,
- breadth of knowledge about issues affecting the Company,
- proven ability and willingness to contribute special competencies to Board activities,
- personal integrity,
- loyalty to the Company and concern for its success and welfare,
- ability and willingness to apply sound and independent business judgment,
- awareness of a director's vital role in assuring the Company's good corporate citizenship and corporate image,
- no present conflicts of interest,

- availability for meetings and consultation on Company matters, enthusiasm about the prospect of serving,
- willingness to assume broad fiduciary responsibility, and
- willingness to become a Company stockholder.

In evaluating candidates, the Nominating and Governance Committee reviews all candidates in the same manner, regardless of the source of the recommendation. The policy of the Committee is to consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Stockholder Proposals and Director Nominations" below.

The Nominating and Governance Committee considers various kinds of diversity such as diversity of professional background and capabilities, knowledge of specific industries and geographic experience, as well as the more traditional diversity concepts of race, gender and national origin, when considering whether to nominate an individual for Board membership. The Board believes it is important that its members represent diverse viewpoints and perspectives in their application of judgment to Company matters. The Nominating and Governance Committee assesses the effectiveness of this objective when evaluating new director candidates and when assessing the composition of the Board.

The following matrix identifies the primary experience, qualifications, and skills, as well as gender/ethnic/racial diversity, of each of our directors. This matrix does not encompass all the experience, qualifications or skills of our directors, and the fact that a particular experience, qualification, or skill is not listed does not mean that a director does not possess it. The type and degree of experience, qualifications and skills listed below may vary among members of the Board.

Experience, Qualifications, Skills or Diversity	Michael Hartnett	Michael Ambrose	Daniel Bergeron	Richard Crowell	Dolores Ennico	Amir Faghri	Steven Kaplan	Edward Stewart
Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓	✓	✓	✓		
Corporate Governance/Board Experience	✓	✓	✓	✓	✓	✓	✓	✓
Financing/Accounting Experience	✓		✓	✓				✓
Human Capital Management Experience	✓				✓	✓	✓	✓
Mergers and Acquisitions Experience	✓		✓	✓	✓			✓
International Experience	✓	✓	✓		✓	✓	✓	✓
Risk Management Experience		✓	✓		✓			✓
Academics & Research Experience	✓					✓	✓	
Technology & Cybersecurity Skills	✓	✓				✓		
Independence		✓		✓	✓	✓	✓	✓
Gender/Ethnic/Racial Diversity					✓	✓		

Corporate Governance Guidelines

The Board maintains Corporate Governance Guidelines, which, among other things, set forth the Company's expectations and policies with respect to the roles and responsibilities of the Board, director affiliations and conflicts, director compensation, standards of director conduct, and the qualifications and other criteria for director nominees. The Nominating and Governance Committee is responsible for periodically reviewing and reassessing the adequacy of these guidelines and recommending changes to the Board for approval. Our Corporate Governance Guidelines are available on the Company's website at www.investor.rbcbearings.com/corporate-governance/governance-highlights.

Code of Conduct and Ethics

The Company's employees, officers and directors are required to abide by the Company's Code of Conduct and Ethics (the "Code of Ethics"), which is intended to ensure that the Company's business is conducted in a consistently legal and ethical manner. The Code of Ethics covers areas of professional conduct such as conflicts of interest, fair dealing, the protection of confidential information, and compliance with laws, regulations and rules. The Code of Ethics is available on the Company's website at www.investor.rbcbearings.com/corporate-governance/governance-highlights.

Board Risk and Compensation Risk Oversight

The Board has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The Board has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions. For example, the Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, compliance with legal and regulatory requirements, and risks associated with cyber security, foreign exchange, insurance, credit and debt. The Nominating and Governance Committee oversees risks associated with sustainability. The Compensation Committee considers risks related to the attraction and retention of talent, and risks related to the design of the compensation program. The full Board is responsible for considering strategic risks and succession planning and receives reports from each Committee as to risk oversight within their areas of responsibility.

The Company's senior management periodically reports on risk management policies and practices to the relevant Board committee or to the full Board so that any decisions can be made as to any required changes to the Company's risk management and mitigation strategies or to the Board's oversight of these.

Finally, as part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. In addition, the Compensation Committee reviews all of the Company's compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk-taking, as well as our executive compensation clawback policy, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Board Leadership Structure

The Board has no formal policy with respect to the separation of the offices of the Chairman and the Chief Executive Officer, which are currently combined. However, the Board understands that no single leadership model is right for all companies and at all times. The Board believes that it should have the flexibility to make decisions as to the Chairman position from time to time in the way that it believes will best provide effective leadership for the Company. Accordingly, the Board periodically reviews its leadership structure, including whether these offices should be separate. The Board has determined that the current structure consisting of combined roles of Chairman and CEO is an effective and appropriate leadership structure for the Company at this time. All the current members of the Board are independent, except for the CEO and COO, and all of our Board committees are composed entirely of independent directors. The Board does not have a lead independent director, although the Chair of the Audit Committee serves as the presiding director at executive sessions of the Board.

Stockholder Outreach

The Board values its relationship with our stockholders, and periodically engages with them in discussions about our performance and corporate practices, including governance and executive compensation. The feedback received is valuable and helps inform Board decisions. Our most recent stockholder outreach took place earlier this year. See "Compensation Discussion and Analysis—Stockholder Engagement and 2023 Say-on-Pay Results" below.

Environmental, Social and Governance Values

We know that caring about our impact on the environment and society and how we govern RBC are essential to generating long-term value for the Company and our stakeholders, and we are constantly looking for ways to improve our performance in all three areas. On the environmental side, our mission is to develop and produce innovative products that reduce friction and wear in our customers' products to the lowest level possible, thereby making those products more efficient and longer lasting. This enables the users of our products to further their sustainability efforts by both reducing their consumption of petroleum-based lubricants and fossil fuels, thereby reducing resulting greenhouse gas emissions, and reducing maintenance processes that can adversely affect the environment. From a social perspective, human capital management is central to the Company's success. The recruitment, training, advancement and retention of engineers and skilled manufacturing professionals are critical to RBC's mission to innovate, solve problems, and timely deliver products that exceed our customers' expectations. Safety is of paramount importance to RBC and so we go to great lengths in striving for a zero-incident workforce that is consistent with our mandate to produce the highest quality, highly engineered products. Finally, we have robust corporate policies and governance frameworks that ensure our reporting is reliable. More information regarding our environmental, social and governance values is available at www.investor.rbcbearings.com/ESG.

Hedging Policy

We have a policy that prohibits any director, officer or employee from purchasing, selling or engaging in any other transaction involving any derivative securities that relate to any equity securities of the Company. A "derivative security" includes any option, warrant, convertible security, stock appreciation right or similar security with an exercise or conversion price or other value that relates to the value of any equity security of the Company (other than any of the foregoing issued pursuant to our long-term equity incentive plans).

Director Compensation

Non-employee members of the Board receive $50,000 per year, payable quarterly, and the Chairs of the Compensation and Audit Committees each receive an additional $5,000 per year for serving in that capacity. Upon the approval of the Board based on the recommendation of the Compensation Committee, each non-employee director also receives an annual award of restricted stock, which vests over three years, and an annual award of stock options, which have an exercise price equal to the closing price of our common stock on the award date and vest over five years. Directors are entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. During fiscal 2024, the non-employee directors received the following compensation:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Michael H. Ambrose	50,000	247,428	94,160	391,588
Richard R. Crowell	50,000	247,428	94,160	391,588
Dolores J. Ennico	55,000	247,428	94,160	396,588
Dr. Amir Faghri	50,000	247,428	94,160	391,588
Dr. Steven H. Kaplan	50,000	247,428	94,160	391,588
Edward D. Stewart	55,000	247,428	94,160	396,588

(1) The amounts represent the fair market value on the date of award of restricted shares and non-qualified stock options awarded during the fiscal year. The fair market value of restricted shares is calculated using the closing stock price on the date of award ($206.19) multiplied by the number of shares awarded (1,200). The fair market value of stock options is calculated using the Black-Scholes model, which determined a fair value of $94.16 per option for the 1,000 options awarded. As these represent values as of the date of award, they do not reflect the actual value that will be received at the time the restricted shares vest or the options are exercised, which value will depend on market conditions at that time.

The Compensation Committee reviews non-employee director compensation annually and recommends changes to the Board for approval. In May of 2024 the Compensation Committee recommended to the Board that the next annual equity awards to each independent director have a total value of $325,000 with the restricted stock component representing 60% of the value and the stock options making up the remaining 40% of the value (based on the Black-Scholes model). This was in contrast to the Committee's past practice of recommending awards of specific numbers of restricted stock shares and stock options. The new practice is consistent with the Compensation Committee's approach to equity compensation for the CEO and COO and will result in more predictable compensation for independent directors. Based on the Compensation Committee's recommendation, in May 2024 the Board awarded each independent director 678 shares of restricted stock and 974 stock options, having an aggregate value of $325,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the start of fiscal 2024 the Company has not been a party to, nor have we proposed, any transaction or series of similar transactions in which the amount exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than employment agreements and other compensation arrangements that are described in "Executive Compensation" below. The Company's directors and executive officers are subject to annual related-party certifications and the Code of Ethics requires that an employee or director avoid placing themself in a position in which their personal interests could interfere in any way with the interests of the Company.

While the Company has various controls in place to identify potential related-party transactions, we do not have a formal policy regarding the Board's review and approval of related party transactions.

We have not made payments to directors other than as described in "Board of Directors and Corporate Governance—Director Compensation" above. We have not made any loans to any director or officer nor have we purchased any shares of our common stock from any director or officer, other than the repurchase of shares from officers at fair market value to cover (i) the exercise price of stock options and (ii) taxes relating to the vesting of shares of restricted stock and exercise of stock options.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to the Company regarding beneficial ownership of the Company's common stock, as of July 1, 2024, by each director, each of our named executive officers, and by all of our directors and executive officers as a group. Information in the table is derived from SEC filings made by such persons under Section 16(a) of the Exchange Act and other information received by the Company.

Directors and Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2][3]	Percent of Class[4]
Michael J. Hartnett	419,575	1.4%
Michael H. Ambrose	8,228	*
Daniel A. Bergeron	219,002	*
Richard R. Crowell	33,135	*
Dolores J. Ennico	7,578	*
Dr. Amir Faghri	3,978	*
Dr. Steven H. Kaplan	4,193	*
Edward D. Stewart	27,461	*
John J. Feeney	5,372	*
Richard J. Edwards	16,739	*
Robert M. Sullivan	32,382	*
All directors and executive officers as a group (11 persons)	777,643	2.6%

(1) Each person in this table has sole voting and dispositive power with respect to their shares or shares such power with their spouse. None of these shares are held in margin accounts or pledged or otherwise available to a lender as security.

(2) Includes the following restricted shares held as of July 1, 2024: Dr. Hartnett – 48,297; Mr. Ambrose – 1,978; Mr. Bergeron – 17,693; Mr. Crowell – 1,978; Ms. Ennico – 1,978; Dr. Faghri – 1,978; Dr. Kaplan – 1,978; Mr. Stewart – 1,978; Mr. Feeney – 1,880; Mr. Edwards – 3,550; Mr. Sullivan – 5,500; all directors and executive officers as a group – 88,788.

(3) Includes the following unissued shares that are subject to stock options that are exercisable within 60 days of July 1, 2024: Dr. Hartnett – 126,536; Mr. Ambrose – 1,500; Mr. Bergeron – 107,594; Mr. Crowell – 1,400; Ms. Ennico – 1,200; Dr. Faghri – 600; Dr. Kaplan – 1,600; Mr. Stewart – 4,000; Mr. Feeney – 2,296; Mr. Edwards – 4,200; Mr. Sullivan – 22,200; all directors and executive officers as a group – 273,126.

(4) Based on 29,221,224 shares of common stock outstanding as of July 1, 2024 plus the unissued option shares of each person referred to in footnote (3).

* Less than 1.0%.

Outside Investors

The following table sets forth each stockholder that, as of July 1, 2024, was known by us to be the beneficial owner of more than 5% of our common stock. Information in the table is derived from SEC filings made by such persons prior to February 15, 2024 pursuant to Section 13 of the Exchange Act.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	2,711,736[2]	9.3%
BlackRock Inc. 55 East 52nd Street, New York, NY 10055	2,607,586[3]	8.9%
Durable Capital Partners LP 5425 Wisconsin Avenue, Chevy Chase, MD 20815	2,416,738[4]	8.3%
T. Rowe Price Associates, Inc. 100 E. Pratt Street, Baltimore, MD 21202	2,077,450[5]	7.1%
Kayne Anderson Rudnick Investment Management LLC 1800 Avenue of the Stars, Los Angeles, CA 90067	1,931,657[6]	6.6%
Wasatch Advisors LP 505 Wakara Way, Salt Lake City, UT 84108	1,759,189[7]	6.0%

(1) Based on 29,221,224 shares of common stock outstanding as of July 1, 2024.

(2) A Form 13G/A filed February 13, 2024 indicates that it has (i) sole voting power over zero shares, (ii) shared voting power over 10,316 shares, (iii) sole dispositive power over 2,673,955 shares, and (iv) shared dispositive power over 37,781 shares.

(3) A Form 13G/A filed January 25, 2024 indicates that it has (i) sole voting power over 2,548,596 shares, (ii) sole dispositive power over 2,607,586 shares, and (iii) shared voting and dispositive power over zero shares.

(4) A Form 13G/A filed February 12, 2024 indicates that it has (i) sole voting and dispositive power over 2,416,738 shares, and (ii) shared voting and dispositive power over zero shares.

(5) A Form 13G/A filed February 14, 2024 indicates that it has (i) sole voting power over 436,108 shares, (ii) sole dispositive power over 2,075,116 shares, and (iii) shared voting and dispositive power over zero shares.

(6) A Form 13G/A filed February 13, 2024 indicates that it has (i) sole voting power over 1,339,739 shares, (ii) shared voting and dispositive power over 365,280 shares, and (iii) sole dispositive power over 1,566,377 shares.

(7) A Form 13G filed February 9, 2024 indicates that it has (i) sole voting and dispositive power over 1,759,189 shares, and (ii) shared voting and dispositive power over zero shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that the Company's executive officers, directors and greater than 10% stockholders file reports of ownership and changes of ownership of the Company's common stock with the SEC. Based on a review of ownership reports filed during fiscal 2024, the Company believes that all Section 16(a) filing requirements were met during the year on a timely basis except that (i) Richard Crowell's gift of 113 shares on April 26, 2023 was reported on April 1, 2024, (ii) Dr. Michael Hartnett's exercise of 9,496 stock options and sale of 6,183 of the resulting shares (to pay his option exercise price and withholding taxes) on June 20, 2023 were reported two days late, (iii) John Feeney's disposition of 34 shares to the Company (to pay withholding tax on the vesting of restricted stock) on February 2, 2024 was reported on May 28, 2024.

Directors and Executive Officers

Dr. Michael J. Hartnett	Dr. Hartnett has been the Company's President and Chief Executive Officer since 1992 and Chairman of the Board since 1993. Prior to that, Dr. Hartnett served as President and General Manager of our Industrial Tectonics Bearings Corporation, or ITB, subsidiary from 1990, following 18 years at The Torrington Company, one of the three largest bearings manufacturers in the U.S. While at The Torrington Company, Dr. Hartnett held the position of Vice President and General Manager of the Aerospace Business Unit and was, prior to that, Vice President of the Research and Development Division. Dr. Hartnett holds an undergraduate degree from the University of New Haven, a Master's degree from Worcester Polytechnic Institute and a Doctoral degree in Applied Mechanics from the University of Connecticut. Dr. Hartnett has developed numerous patents, authored more than two dozen technical papers and is well known for his contributions to the field of tribology, the study of friction. Dr. Hartnett served as a director of ATC Technology Corporation, a publicly-owned third-party logistics and automotive aftermarket service provider, until 2010, and served as a director of Process Fab Inc., a private company in the business of precision manufacturing and related services, until 2014. Dr. Hartnett provides the Board with significant leadership and executive experience. His proven leadership capability and his strong knowledge of the complex financial and operational issues facing mid-sized companies provides the Board with a unique and necessary perspective.
Chairman, President and CEO Joined RBC in 1992 Age: 79	

Daniel A. Bergeron	Mr. Bergeron has been with the Company since 2003 when he joined us as Vice President, Finance and later that same year was appointed Chief Financial Officer. In 2017, he was additionally appointed Chief Operating Officer and in October 2020 he relinquished the position of Chief Financial Officer. From 2002 until 2003, he served as Vice President and Chief Financial Officer of Allied Healthcare International, Inc., a publicly-held provider of healthcare staffing services. Mr. Bergeron served as Vice President and Chief Financial Officer at Paragon Networks International, Inc., a telecommunications company, from 2000 to 2002. From 1998 to 2000, he served as Vice President and Chief Financial Officer of Tridex Corporation, a publicly-held software company. From 1987 to 1998, Mr. Bergeron held various financial reporting positions with Dorr-Oliver Inc., an international engineering and manufacturing company, including Vice President and Chief Financial Officer. Mr. Bergeron holds a Bachelor of Science degree in Finance from Northeastern University and a Master of Business Administration degree from the University of New Haven. Mr. Bergeron provides the Board with significant financial leadership and executive experience. His proven leadership capability and his strong knowledge of the complex financial and operational issues facing mid-sized companies provides the Board with a unique and necessary perspective.
Vice President and COO Joined RBC in 2003 Age: 64	

Michael H. Ambrose

Director

Joined RBC in 2019

Age: 62

Mr. Ambrose has been a director since 2019. Mr. Ambrose is currently Principal Partner of MH Ambrose Consulting, specializing in Aerospace and Digital Integration consulting. In this capacity, Mr. Ambrose consults with aerospace OEMs, manufacturing suppliers, and advisory boards for private digital solution providers. Additionally, Mr. Ambrose is recognized as a subject matter expert on digital integration. Since 2021, he has given over fifteen significant presentations on digital transformation, including for the World Affairs Council and a NATO summit in Brussels. Mr. Ambrose also currently serves as Chairman of the University of New Haven Board of Governors. In 2023, Mr. Ambrose completed a 39-year career with Sikorsky Aircraft, a Lockheed Martin Company, where he held executive leadership positions in complex aerospace design, manufacturing operations, and program management. He served as the Vice-President of Enterprise Business Transformation (2021-2023), Chief Engineer and Vice President of Engineering and Technology (2017-2021), Vice President of Aircraft Design and Manufacturing Engineering (2011-2017), Vice President of International Government Programs (2008-2011), and General Manager of Precision Machining Operations (2005-2008). Among his responsibilities and accomplishments at Sikorsky, he led organizations of over 3,500 engineers and separately 800 factory employees, was co-chair of the Sikorsky senior safety board with responsibility for air worthiness, and successfully implemented numerous lean and digital transformation projects. Mr. Ambrose holds a Mechanical Engineering Bachelor of Science degree from the University of New Haven and an Engineering Management Master of Science degree from the Massachusetts Institute of Technology. Mr. Ambrose's diverse and extensive leadership experience in engineering, manufacturing, program management, international business, and digital integration provides the Board with unique and valuable resources pertaining to RBC's business and understanding of RBC's customers and industry trends.

Richard R. Crowell

Director

Joined RBC in 2002

Age: 69

Mr. Crowell has been a director since 2002. Mr. Crowell is a Managing Partner of Vance Street Capital LLC, a private equity investment firm he founded in 2007. Previously he was the President of Aurora Capital Group, a private equity investment firm he co-founded in 1991. Prior to establishing Aurora, Mr. Crowell was a Partner and President of Acadia Partners, a New York-based investment fund. From 1983 to 1987, he was a Managing Director, Corporate Finance for Drexel Burnham Lambert. He serves on the Board of Visitors of the University of California, Los Angeles Anderson School of Management. Mr. Crowell is a director of Micronics, Inc. and Jet Parts Aviation, all of which are private companies in the businesses of filtration products, aerospace parts, precision manufacturing, engineered solutions, and related services. Mr. Crowell earned a Bachelor of Arts degree from the University of California, Santa Cruz and a Master of Business Administration degree from UCLA's Anderson School. His extensive financial experience qualifies him as an "audit committee financial expert." Mr. Crowell brings broad business, financial and executive leadership experience to the Board developed through his leadership roles at Vance Street Capital LLC, Aurora Capital Group LLC, Acadia Partners and Drexel Burnham Lambert. He has extensive experience with a number of precision manufacturing and aerospace companies. In addition, Mr. Crowell's experience in private investment enables him to bring a valuable investor's view to the Board and his relationships across the financial community strengthen the Company's access to capital markets. His board memberships provide deep understanding of trends in the precision manufacturing and aerospace sectors, both of which present ongoing challenges and opportunities for the Company.

Dolores J. Ennico

Director

Joined RBC in 2020

Age: 71

Ms. Ennico has been a director since 2020. She is currently the Principal of Canterbury Consulting, which provides strategic consulting services in various business initiatives. She was Chief Human Resources Officer of Olin Corporation from 2009 to 2018 and prior to that served Olin in a variety of capacities from 1974 including Vice President, Administration from 2004 to 2009, Director, Corporate Employee Relations from 2000 to 2004, and Director of Retail Marketing, Pool Chemicals from 1997 to 2000. Ms. Ennico is a member of the Board of Governors of the University of New Haven and a member of its Compensation Committee, is a member of the Advisory Council of Sacred Heart Academy in Hamden, Connecticut, and is a member of the Executive Committee of the Board of the Girl Scouts of Connecticut. She earned a Bachelor of Science degree in Microbiology and a Master of Science degree in Biochemistry from Southern Connecticut State University, and a Master of Business Administration degree from the University of New Haven. Ms. Ennico's vast experience in human capital management, including executive compensation, and her C-suite experience with a Fortune 500 company are valuable resources for the Board.

Dr. Amir Faghri

Director

Joined RBC in 2004 and again in 2022

Age: 73

Dr. Faghri was a director from 2004 to 2020 and then was reappointed a director in May 2022. He is currently Distinguished Professor Emeritus and Distinguished Dean Emeritus of Engineering at the University of Connecticut. He is also currently Distinguished Adjunct Professor at the University of California, Los Angeles. He was the Dean of the School of Engineering at the University of Connecticut from 1998 to 2006, and the Head of the Mechanical Engineering Department from 1994 to 1998. Dr. Faghri has authored five books and edited three volumes and authored more than 350 archival technical publications (including 230 journal papers), and holds nine U.S. patents. He has served as a consultant to several major research centers and corporations, including Los Alamos and Oak Ridge national laboratories, Exxon Mobil Corporation, and Intel Corporation. His technical productivity is further complemented by his service on the editorial boards of eight scientific journals. Dr. Faghri received a Bachelor of Science degree with highest honors from Oregon State University and his Master of Science and Doctoral degrees in Mechanical Engineering from the University of California, Berkeley. His extensive experience as a leader in the engineering profession—as an educator, scientist and administrator—along with his associations with U.S. companies and global academic institutions, provides the Company with valuable state-of-the-art resources in engineering, manufacturing and information technology, as well as unparalleled expertise in workforce development.

Dr. Steven H. Kaplan

Director

Joined RBC in 2018

Age: 71

Dr. Kaplan has been a director since 2018. He became President of the University of New Haven in 2004, leading the University through a period of remarkable growth and development, before becoming President Emeritus in 2023. In 2015, in recognition of his contributions to transforming the University, Dr. Kaplan was presented the Chief Executive Leadership Award by the Council for Advancement and Support of Education (CASE) District I. He also was named "Businessman of the Year" by Business New Haven magazine in 2008. Dr. Kaplan was awarded the 2011 William M. Burke Presidential Award for Experiential Education by the National Society for Experiential Education. Previously, Dr. Kaplan was chancellor and professor of English at the University of Virginia's College at Wise. Dr. Kaplan began his teaching career in 1982 as an Instructor of English at the University of Maryland, European Division. From 1985 to 1989, he served as Visiting Lecturer in American Studies at Eberhard-Karls Universität, Tübingen, Germany, one of the oldest and most highly regarded universities in Europe. After completing his doctoral studies at Eberhard-Karls Universität, he returned to the U.S. to teach English at the University of Southern Colorado. Dr. Kaplan also served as Dean of Arts and Humanities at the State University of New York at Buffalo and as Dean of the College of Liberal Arts and Sciences at Butler University. In addition to earning his Ph.D. in Comparative Literature at Eberhard-Karls Universität, Dr. Kaplan holds a Master of Arts degree (with a concentration in philosophy, German and English) from Eberhard-Karls Universität and a Bachelor of Arts degree from the University of California, Los Angeles. This knowledge and chief executive experience allows Dr. Kaplan to provide the Company with a wealth of valuable international executive experience and a perspective that provides the Board a critical resource for management. His association with U.S. companies and global academia provides the Company with a valuable state of the art executive management resource.

Edward D. Stewart	Mr. Stewart has been a director since 2013. Mr. Stewart is the former Chairman of the Board of ATC Technology Corporation, a then-publicly-held third-party logistics services provider, and has served on other company boards and audit committees. Mr. Stewart has many years of financial and operational experience with General Electric Company including as Executive Vice President of GE Capital and Chief Financial Officer of a number of other GE businesses. Mr. Stewart formerly served as a member of the Board of Directors of Nordstrom fsb, a formerly wholly-owned subsidiary of Nordstrom, Inc., and a member of its Audit and Investment Committees. Mr. Stewart earned a Bachelor of Arts degree in Economics from Tufts University. His extensive financial experience qualifies him as an "audit committee financial expert." In addition, his service as a director of other publicly-traded and private companies is a valuable resource to the Board.
Director	
Joined RBC in 2013	
Age: 81	

Richard J. Edwards	Mr. Edwards has been with the Company since 1990 when he joined us as Manufacturing Manager for the Hartsville, South Carolina facility. After holding the positions of Plant Manager for the Hartsville Plant, and Director of Operations for the RBC Divisions, he was named Vice President and General Manager for the RBC Divisions in 1996. Prior to joining us, Mr. Edwards spent six years with The Torrington Company as Materials Manager, and later Plant Superintendent in the Tyger River plant. He holds a Bachelor of Science degree in Management from Arizona State University.
Vice President and General Manager	
Joined RBC in 1990	
Age: 68	

John J. Feeney	Mr. Feeney joined RBC as Assistant General Counsel in 2014 and in October 2020 was appointed Vice President, General Counsel and Secretary. Prior to that he was Associate Counsel for Conair Corporation, a privately held consumer products company in Stamford Connecticut, from 2008 to 2014, and from 2005 to 2008 Mr. Feeney was Staff Counsel at Volt Information Sciences, Inc., a publicly-owned staffing company. From 2000 to 2005 he was with the New York City Law Department, where he focused on litigation. Mr. Feeney has a Bachelor of Arts degree in History from St. Joseph's University, a Master of Arts degree from St. John's University, and a Juris Doctor from SUNY Buffalo, School of Law.
Vice President, General Counsel and Secretary	
Joined RBC in 2014	
Age: 55	

Robert M. Sullivan	Mr. Sullivan joined the Company in 2016 as Assistant Corporate Controller, in 2017 was appointed Corporate Controller, and then in October 2020 was appointed Vice President and Chief Financial Officer. From 2013 to 2016 he worked at Sikorsky Aircraft Corporation in business development, program finance and financial planning and analysis. From 2007 until 2013 he was employed by Ernst & Young LLP as an Audit Manager. Mr. Sullivan holds a Bachelor of Science degree in Accounting from Fairfield University, a Master of Science degree in Accounting and Taxation from the University of Hartford, and a Master of Business Administration degree from the University of Connecticut. He is a licensed certified public accountant.
Vice President and CFO	
Joined RBC in 2016	
Age: 40	

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a description of our executive compensation philosophy and program, the decisions the Compensation Committee has made under this program, and the factors considered in making those decisions.

Compensation Philosophy and Program

Pay-for-Performance Philosophy

The Company's core focus is on the delivery of sustainable Company performance and long-term stockholder value. The Company's compensation program is designed to support this focus by incentivizing and rewarding executives for achieving outstanding performance and generating value for our stockholders.

The Company enthusiastically embraces the pay-for-performance philosophy. Over the last several years, we have achieved outstanding performance across numerous metrics, and we believe this outstanding performance underscores the effectiveness of our compensation program. See "Business Highlights—Operating Performance Highlights" above.

The compensation program is designed to attract and retain top quality and experienced executives by providing the opportunity to earn competitive cash compensation based on corporate, business unit and individual performance, plus the opportunity to accumulate stock-based wealth commensurate with the long-term growth and value created for the Company's stockholders. The Company provides incentives that promote both the short-term and long-term financial and strategic objectives of the Company. Achievement of short-term objectives is rewarded through base salary and annual performance bonus, while equity awards are used to focus executives on both short-term and long-term goals. These incentives are based on operating plans that utilize adjusted EBITDA, which captures financial objectives of importance to the Company including revenue and earnings growth, cash flow generation, and creation of stockholder value. In addition, ROIC and TSR metrics will be used for a portion of the CEO and COO's equity compensation in future years. The Company's compensation program also accounts for individual performance, which enables the Company to differentiate among executives and emphasize the link between personal performance and compensation. See "Performance Metrics and the Use of Adjusted EBITDA" below for information on how we calculate adjusted EBITDA and ROIC.

What We Do	What We Don't Do
• Annual say-on-pay vote	• No executive officer employment agreements, other than for the CEO and COO
• Performance-driven compensation philosophy	• No guaranteed bonuses or salary increases
• Balance compensation with both short- and long-term incentives using multiple performance measures	• No re-pricing or backdating of options
• Set challenging quantitative performance measures	• No share recycling under long-term incentive plans
• Rigorous stock ownership guidelines for executive officers	• No excessive severance and/or change-in-control provisions
• Retain independent compensation consultants as needed	• No tax "gross-ups"
• Use an appropriate peer group selected based on a range of factors	
• Maintain a clawback policy on all incentive compensation	
• Use double-trigger provisions in the event of a change in control	
• Engage regularly with stockholders on executive compensation	
• Limited perquisites	

Performance Metrics and the Use of Adjusted EBITDA

Adjusted EBITDA (*i.e.*, our consolidated net income (i) plus interest, taxes, depreciation, amortization and equity-based incentive compensation expense, (ii) plus other non-operating expenses or minus other non-operating income, and (iii) as adjusted for various unusual or non-recurring items) is the core measure used to assess Company operating performance under the variable pay program applicable to our executive officers. The Company and Compensation Committee believe that adjusted EBITDA is the most appropriate measure of operating performance for a number of reasons, and that, of the various performance metrics we could use under our variable pay program, adjusted EBITDA most closely aligns with our stockholders' interests. Thus, the Compensation Committee uses adjusted EBITDA performance to determine the majority of the variable compensation of the CEO and COO. Their annual cash performance bonuses are based solely on adjusted EBITDA performance; achievement of the adjusted EBITDA plan goal results in annual bonuses equal to 150% and 90% of base salary, respectively, while no bonuses are earned for achieving less than 80% of the plan goal. Adjusted EBITDA is also the primary metrics used to determine the size of the CEO and COO's awards under the long-term equity incentive program, requiring minimum performance of 75% of the plan goal to earn one-year stock awards. We continue to believe quite strongly that adjusted EBITDA is the most appropriate metric and that its use as the primary performance metric is a significant driver for our outstanding results and stock performance.

- Our motivation in selecting performance metrics is to choose the metric that most accurately captures our performance as a company and the value that we are generating for our stockholders. We strongly believe that adjusted EBITDA is that metric.

- Adjusted EBITDA is the foundation on which all of our business units run. Over the years we have developed a strong focus and discipline around cash management and capital allocation from the top of the organization to the bottom. We continue to apply this focus in operating the Company today.

- Adjusted EBITDA allows management, investors and others to evaluate and compare the Company's core operating results, including return on capital and operating efficiencies, from period to period by removing the impact of the Company's capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, other non-operating items, and share-based compensation.

- Adjusted EBITDA is the measure that guides the Company, through managing cash flow, operating cost and efficiency, and capital allocation, during periods of economic downturn and inhibits the manipulation of operating performance through excessive leverage or capital expenditures, the impact of which are more problematic during periods of economic downturn.

- Adjusted EBITDA is a key driver for debt covenants.

- We use adjusted EBITDA for business planning purposes, to run the business, for capital allocation decisions, and to evaluate and price potential acquisitions.

- In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors, and others to evaluate the financial performance of the Company and other companies in our industry.

- We view adjusted EBITDA as the most reliable bellwether of how well we are converting the Company's revenue into value for our stockholders.

We have relied on adjusted EBITDA as our primary performance metric since our IPO in 2005, when our stock entered the market at $14.50 per share. On July 9, 2024, our stock closed at $278.12 per share.

In addition to adjusted EBITDA, since 2018 we have used ROIC (*i.e.*, return on invested capital) as a metric for determining a portion of the size of the CEO and COO's awards under the equity incentive program. ROIC is defined as adjusted operating income (AOI) divided by equity plus debt less cash, with equity, debt and cash adjusted to eliminate the effects of acquisitions and divestitures. AOI is defined as operating income adjusted to eliminate the effects of acquisitions, divestitures and unusual or non-recurring items. The use of ROIC as a performance metric came out of investor feedback that we received in 2017 as well as our belief that ROIC captures not just profitability but whether the magnitude of profitability is appropriate for the investments made. ROIC can also be compared across companies and industries and provides a closer link to key drivers of value creation. We also believe that ROIC works in close synergy with our primary metric of adjusted EBITDA.

Following investor outreach in early 2024, the Compensation Committee decided to also use Total Shareholder Return (TSR) as an additional metric for determining a portion of the size of the CEO and COO's awards under the equity incentive program, starting with awards to be made in fiscal 2028 for the Company's TSR performance against its peer group average TSR during the trailing five-year period. See "Stockholder Engagement and 2023 Say-on-Pay Results" below.

Compensation Governance Policies

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee has ever been an officer or employee of the Company, or had any relationship with the Company requiring disclosure as a related-party transaction. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board or the Compensation Committee during fiscal 2024.

Compensation Clawback Policy. The Company maintains a Compensation Clawback Policy in order to foster a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy. This policy, which complies with the listing standards of the New York Stock Exchange and SEC regulations, provides that if we need to restate our financial statements (or have a "little r" restatement) and the amount of any incentive-based compensation actually paid or awarded to any executive officer would have been less had it been calculated based on such restated financial statements, then, subject to certain exceptions permitted by the NYSE, the Compensation Committee must seek to recover the pre-tax difference between the amount actually paid and the amount that should have been paid. The Compensation Clawback Policy is filed as Exhibit 97 to our Annual Report on Form 10-K filed May 17, 2024.

Stock Ownership Guidelines. We have stock ownership requirements for each of our executive officers and non-employee directors. These stock ownership requirements are designed to encourage stock ownership by our executive officers and non-employee directors, thereby aligning their interests with those of our other stockholders. Each executive officer and non-employee director must achieve and maintain ownership of shares of our common stock at least equal to the following:

Position	Value of Stock
CEO	6x base salary
All other executive officers	3x base salary
Non-employee directors	3x annual retainer fee

Our stock-ownership program requires the accumulation of stock over a five-year period following the date the person becomes subject to stock-ownership requirements. Executive officers who experience a change in base salary have three years from the date of such change to achieve the new level of ownership. Ownership credit is given for restricted stock but not for stock options. The Compensation Committee reviews compliance with these guidelines on an annual basis. The full text of the Company's Stock Ownership Guidelines is filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 17, 2013.

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public corporation for compensation over $1,000,000 paid in any fiscal year to its named executive officers. The deductibility of compensation is one of many factors that the Compensation Committee takes into consideration when designing the Company's executive compensation program, but the Committee does not have a policy to limit executive compensation to that deductible under Section 162(m).

Executive Compensation Process and Components

Compensation Committee	
Dolores J. Ennico (Chair) Dr. Amir Faghri Dr. Steven J. Kaplan Each member satisfies the NYSE's independence requirements.	• Oversees the manner in which the Board discharges its responsibilities relating to the Company's executive compensation program. • In consultation with the Board, the CEO and senior management, develops and approves the executive compensation philosophy. • Reviews and approves corporate goals and objectives related to the CEO and COO's compensation and evaluates their performance. • Determines the CEO and COO's compensation and reviews and approves the CEO's recommendations regarding the compensation of the other executive officers. • Sole authority to retain executive compensation consultants engaged to provide advice to the Compensation Committee in connection with its responsibilities and to retain other professional advisors when necessary or appropriate.

Outside Compensation Advisor	• Provides peer group compensation data.
	• Provides information regarding compensation best practices.
As selected and retained by the Compensation Committee from time to time.	• Assists with compensation program design.

Senior Management	• The CEO, who is in the best position to initially assess performance, makes recommendations to the Compensation Committee regarding compensation decisions regarding the executive officers other than the CEO and COO.
CEO, COO, CFO, General Counsel	• Senior management provides input and feedback to the Compensation Committee regarding the Compensation Committee's compensation process and the compensation program design.
	• Senior management may be invited to attend Compensation Committee or Board meetings from time to time, or to contribute materials for such meetings.

Base Salary

Base salaries for the executive officers are reviewed annually by the Compensation Committee taking into account a number of factors including:

• The terms of the officer's employment agreement in the case of the CEO and COO;

• Peer group data;

• The CEO's salary recommendations in the case of officers other than the CEO;

• Tenure

• Performance in role;

• Competitive positioning against market;

• Value to the Company and future potential;

• Scope of responsibility; and

• Prior experience.

As part of the Compensation Committee's review of all the elements of the CEO's compensation program, the CEO's base salary was increased for fiscal 2025 to better align his salary with the Company's increasing size and profitability. See "Executive Compensation—Compensation Program Components and Pay Outcomes for Fiscal 2024—Base Salaries" below for additional information about the base salaries of the executive officers.

Annual Performance Bonuses

Cash performance bonuses are paid to the executive officers each year depending on Company performance and, in the case of executive officers other than the CEO and COO, individual performance. The bonuses for the CEO and COO are prescribed in their employment agreements, which were first put in place several years ago. The CEO or COO's bonus for a particular year equals their base salary multiple that corresponds to the Company's performance level against its adjusted EBITDA plan goal for the year. The Compensation Committee believes that these bonuses incentivize the CEO and COO to deliver the best possible short-term performance while still maintaining a focus on long-term performance through the other elements of their compensation program. For details regarding how the performance bonuses payable to the executive officers are determined each year, see "Executive Compensation—Compensation Program Components and Pay Outcomes for Fiscal 2024—Annual Performance Bonuses" below.

Long-Term Equity Incentive Awards

Executive officers typically receive an annual award of restricted stock and/or stock options based on criteria that are described under "Executive Compensation—Compensation Program Components and Pay Outcomes for Fiscal 2024—Long-Term Equity Incentive Awards" below. Historically, the CEO and COO received restricted stock and stock options based on formulas tied to the Company's performance against its adjusted EBITDA and ROIC plans for the prior year. In 2022 the Compensation Committee made changes to the equity awards to the CEO and COO to provide better incentives for them to deliver long-term performance by tying a portion of the awards to three-year performance cycles, as well as ceasing the use of stock options. The Committee also decided that, in order to have greater predictability of the amount of compensation delivered to the CEO and COO through equity awards, the size of the awards would be tied to a base salary multiple rather than to a number of shares as had been the Company's practice in the past.

Following investor outreach conducted in early 2024, the Compensation Committee adjusted the CEO/COO equity incentive award program by (i) eliminating the overlapping metrics of the short-term and long-term components by removing ROIC as a short-term metric and adjusted EBITDA as a long-term metric, (ii) adding TSR as a long-term metric, and (iii) adjusting the weighting of the CEO's short-term and long-term components from 70/30 to 60/40 at the target performance level.

The Compensation Committee believes that the changes to the CEO and COO's equity incentive award program that were implemented in 2022 and 2024 more closely aligned our compensation program with best practices and stockholder expectations.

Compensation Peer Group

The Compensation Committee compares the Company's senior management compensation levels with those of companies in a group of peer companies selected by the Compensation Committee based on a number of criteria including industry focus, and company scope measured through market capitalization, headcount and financial performance. The

Compensation Committee believes that this customized approach is preferable to an algorithmic GICS code approach to selecting a peer group, which lacks the precision and ability to take into account unique circumstances that we believe are crucial to devising a fairly representative peer group.

In 2024, the Compensation Committee modified our compensation peer group by replacing seven of the companies as shown below.

New Peer Group		
Added	**Retained**	**Removed**
Carlisle Companies	Barnes Group	BWX Technologies
Dana	Curtiss-Wright	Donaldson
Enerpac Tool Group	Graco	Franklin Electric
Flowserve	HEICO	Kratos Defense & Security
Gates Industrial	Hexcel	Mercury Systems
Terex	ITT	Moog
Textron	Regal Rexnord	Watts Water Technologies
	Timken	
	Woodword	
Old Peer Group		

These changes were made in order to better align RBC with its peers in light of our increasing revenue and profitability.

Our peer group includes companies in the industrial machinery, aerospace & defense, and electrical components and equipment industries.

RBC BEARINGS 2024 Proxy Statement

Stockholder Engagement and 2023 Say-on-Pay Results

The Board values its relationship with our stockholders and the feedback they provide the Company so we periodically engage with them to discuss matters affecting the Company, including executive compensation. Stockholder feedback helps inform the decisions of the Board and the Compensation Committee.

At our annual meeting in September 2023, the Chair of our Compensation Committee was reelected but the say-on-pay proposal received only 53% approval (although that was up from 32% the prior year). We then conducted our most recent stockholder outreach, which took place in early 2024. We extended invitations to stockholders collectively representing over 65% of our outstanding stock and met with stockholders representing over 52% of our outstanding stock to discuss the 2023 say-on-pay vote, our executive compensation program, and our corporate governance practices. The Chair of our Compensation Committee, Dolores J. Ennico, together with our CFO and General Counsel, conducted the outreach.

Stockholders providing feedback were broadly supportive of the enhancements to the CEO/COO equity compensation program implemented in 2022 and 2023 following our prior round of stockholder outreach, in particular:

- the adoption of a new 3-year performance-based award, as well as the discontinuation of the use of stock options; and

- the decision to base equity award values on a multiple of base salary rather than a fixed number of shares in order to enhance predictability and transparency.

While they also expressed strong support for the continued use of adjusted EBITDA and ROIC as performance metrics, they expressed a preference that the two metrics not be used for both the one-year and three-year components of the equity incentive program for the CEO and COO (*i.e.*, we should avoid overlapping metrics). Stockholders generally had a favorable view of the use of a TSR metric (particularly TSR relative to our peer group) in place of adjusted EBITDA for the three-year component, and some of them suggested that the three-year component be more heavily weighted than in the past (as originally designed, the program was weighted 70% to the one-year component and 30% to the three-year component).

Based on this stockholder feedback, the Compensation Committee implemented the changes summarized below and described in more detail under "Executive Compensation—Compensation Program Components and Pay-Outcomes for Fiscal 2024—Long-Term Equity Incentive Awards—Equity Incentive Program for CEO and COO" below.

Stockholder Feedback Regarding Equity Comp Program	RBC Response
- Overlapping metrics should be avoided.	- ROIC has been removed as a one-year metric and adjusted EBITDA has been removed as a three-year metric.
- Three-year component should be more heavily weighted.	- The one-year and three-year components of the CEO's program are now weighted 60/40 at target performance level.
- Third metric should be added to the program.	- TSR relative to our peer group has been added as a second metric for the three-year component.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,
The Compensation Committee of the Board of RBC Bearings Incorporated

Dolores J. Ennico (Chair)
Dr. Amir Faghri
Dr. Steven H. Kaplan

Executive Compensation

Compensation Program Components and Pay Outcomes for Fiscal 2024

Our named executive officers (NEOs) for fiscal 2024 were:

Name	Position
Dr. Michael J. Hartnett	Chairman, President and Chief Executive Officer[1]
Daniel A. Bergeron	Director, Vice President and Chief Operating Officer[2]
Patrick S. Bannon	Vice President and General Manager, retired[3]
Richard J. Edwards	Vice President and General Manager[2]
John J. Feeney	Vice President, General Counsel and Secretary[2]
Robert M. Sullivan	Vice President and Chief Financial Officer[4]

(1) Our principal executive officer.

(2) One of our three most highly compensated executive officers for fiscal 2024 other than our principal executive and financial officers.

(3) Mr. Bannon retired as an officer of the Company at the end of the third quarter of fiscal 2024. He continued to serve the Company in a consulting role until the end of the first quarter of fiscal 2025. His compensation information is provided in this proxy statement pursuant to Item 402(a)(3)(iv) of Regulation S-K.

(4) Our principal financial officer.

The NEOs' primary compensation elements are base salary, annual cash performance bonuses, and long-term equity incentive awards in the form of restricted stock, unrestricted stock and/or stock options. In addition, the NEOs participate in our various employee benefit plans and receive certain perquisites. Details of the NEOs' compensation and outcomes for fiscal 2024 are described below.

CEO Compensation Mix

For fiscal 2024, our CEO's total compensation was $8,977,596, of which $7,813,734 (or 87.0%) was pursuant to performance-based compensation programs. The following pay mix graph for the CEO demonstrates the focus on performance-based pay:



2% Employment Agreement Perquisites

11% Base Salary

17% Formulaic Performance-Based Cash Bonus

70% Formulaic Performance-Based Equity Award

Base Salaries

The NEOs' base salaries for fiscal 2024 were, and their base salaries for fiscal 2025 are, as follows:

	Fiscal 2024 Base Salary	Fiscal 2025 Base Salary	Percent Increase
Dr. Michael J. Hartnett	$ 997,500	$ 1,500,000[1]	50.4%
Daniel A. Bergeron	640,500	672,525[2]	5.0%
Patrick S. Bannon	293,604	NA	NA
Richard J. Edwards	373,118	384,312[2]	3.0%
John J. Feeney	282,730	292,625[2]	3.5%
Robert M. Sullivan	243,800	258,428[2]	6.0%

(1) Increase effective from March 31, 2024.
(2) Increase effective from June 1, 2024.

Salary increases are given by the Compensation Committee based on merit, level of responsibility, experience, and performance.

Annual Performance Bonuses

Under the Company's annual incentive compensation plan, the Company pays performance-based annual cash bonuses based on performance for the fiscal year then completed.

CEO and COO

The CEO and COO are eligible for a performance-based cash bonus each year based on the Company's performance against its adjusted EBITDA plan for the then-completed fiscal year. The bonus equals the percentage of the CEO's or COO's fiscal year-end base salary corresponding to the level of adjusted EBITDA performance for the year as set forth in the following table.

	CEO and COO Annual Bonus	
Percentage of Adjusted EBITDA to Plan	CEO Bonus as a Multiple of Base Salary	COO Bonus as a Multiple of Base Salary
Less than 80.0%	0.0x	0.0x
80.0% to 89.9%	0.75x	0.45x
90.0% to 99.9%	1.0x	0.6x
100.0% to 109.9%	1.5x	0.9x
110.0% to 119.9%	2.0x	1.2x
120.0% or higher	2.5x	1.5x

Executive Officers in Charge of Business Units

For executive officers who are in charge of business units (only Mr. Edwards as of the end of fiscal 2024), a range of performance measures beyond adjusted EBITDA are taken into account when determining their annual performance bonuses in order to reflect the areas for which they are directly accountable. These annual performance bonuses are based on the following three-part performance plan:

1. Divisional sales plus depreciation minus total factory costs for the fiscal year. This component is targeted at 50% of the total annual performance incentive (or 30% of the executive's fiscal year-end base salary), subject to adjustment based on level of achievement as noted below

Percentage of Achievement of Target Goal	Amount of Bonus as Percentage of Target
Less than 80.1%	No bonus
80.1% to 99.9%	Pro rata portion of 100%
100.0%	100%
100.1% to 119.9%	Pro rata portion of 200%
120.0% or higher	200%

2. Divisional revenue growth relative to U.S. gross domestic product. This component is equal to 25% of the total target annual performance incentive (or 15% of the executive's fiscal

year-end base salary). This component is earned upon achievement of divisional revenue growth that exceeds two times the U.S. gross domestic product.

3. Non-financial and qualitative performance goals. This component is equal to 25% of the total target annual performance incentive (or 15% of the executive's fiscal year-end base salary). The CEO reviews non-financial performance in areas critical to the long-term success of the business.

In addition to annual performance bonuses, the Compensation Committee may approve additional discretionary bonuses to these executive officers in the case of exceptional performance, which is determined by the Committee with the CEO's input.

Other Executive Officers

The annual performance bonuses for any other executive officer (*i.e.*, the CFO and any other officer who is not the CEO or COO or in charge of a business unit), is equal to a percent of their fiscal year-end base salary depending on the Company's overall performance and the executive officer's individual performance as determined by the Compensation Committee with the CEO's input.

Fiscal 2024 Performance Bonus Payouts

The adjusted EBITDA goal for fiscal 2024 performance bonuses for the CEO and COO was set at $460.4 million in accordance with the Company's operating plan for the year, and actual adjusted EBITDA for the year was $482.1 million, which equated to 104.7% of the plan goal. Based on this performance, the Compensation Committee approved the following annual incentive plan payments and discretionary bonuses for fiscal 2024:

	Performance Bonus	Discretionary Bonus	Total Bonus	Bonus as a Percentage of Base Salary
Dr. Michael J. Hartnett	$1,496,250	NA	$1,496,250	150.0%
Daniel A. Bergeron	576,450	NA	576,450	90.0%
Patrick S. Bannon[1]	-	-	-	-
Richard J. Edwards	296,629[2]	-	296,629	88.3%
John J. Feeney	NA	$ 65,000	65,000	23.0%
Robert M. Sullivan	NA	150,000	150,000	61.5%

(1) Because Mr. Bannon retired prior to the completion of fiscal 2024, he did not receive a performance bonus for the year.

(2) Based on achievement of the following performance to target goal under his performance bonus plan: 113.1% of part 1; 100.0% of part 2; 100.0% of part 3.

Long-Term Equity Incentive Awards

The Company makes equity awards under its long-term incentive plans, which plans have been approved by the Company's stockholders. These plans provide for awards of stock, restricted stock, stock options and other types of equity awards for directors, executive officers and other key employees of the Company. See "Equity Incentive Plans" below. Using equity for long-term incentives provides for strong-stockholder alignment and strong long-term Company performance.

In determining the size of the 2024 long-term incentive awards, the Committee considers market practice, stockholder interest, retention, the portion of pay at risk, and the Company's long-term business strategy, rewarding executives for their contribution to revenue and efficient use of capital.

Equity Incentive Program for CEO and COO

The equity incentive program for the CEO and COO is composed of one-year and three-year performance-based stock awards. The value of each award is equal to the pre-established base salary multiple that corresponds with our level of performance against pre-established financial metrics. The one-year awards for fiscal 2024 and prior years were based on performance against adjusted EBITDA and ROIC targets, but awards for fiscal 2025 and subsequent years will be based exclusively on performance against adjusted EBITDA targets. The three-year awards for the two three-year periods ending with fiscal 2025 and

2026 will be based on performance against previously established adjusted EBITDA and ROIC targets, but awards for the three-year periods ending with fiscal 2027 and subsequent years will be based on performance against ROIC targets and the average TSR of the Company's peer group. One-year awards have been in the form of shares of restricted stock subject to three-year vesting, but future one-year awards for the CEO will be shares of unrestricted (*i.e.*, fully vested) stock, and all three-year awards will be in the form of shares of unrestricted stock.

One-Year Performance-Based Stock Component. For fiscal 2024 the Compensation Committee established adjusted EBITDA and ROIC targets of $460.4 million and 8.51%, respectively. Based on our actual results of $482.1 million of adjusted EBITDA (104.7% of plan) and ROIC of 8.96% (0.45% above plan), in May 2024 Dr. Hartnett was awarded 17,167 shares of restricted stock having an aggregate award date value of $5,027,356 (5.0 times base salary), and Mr. Bergeron was awarded 6,736 shares of restricted stock having an aggregate award date value of $1,972,638 (3.1 times base salary).

For future fiscal years the one-year component of the program will provide the CEO and the COO with an award of stock based on the Company's adjusted EBITDA performance against the plan for the year. The number of shares awarded will equal (i) the officer's base salary at the end of the fiscal year multiplied by the base salary multiple that corresponds to the Company's level of performance to the plan, divided by (ii) RBC's closing stock price on the award date. The CEO will be awarded shares of unrestricted stock while the COO will be awarded shares of restricted stock, which will vest and cease to be restricted in one-third increments on each of the first, second and third anniversaries of the award date. The criteria for determining future one-year awards to the CEO and COO are as follows:

	CEO and COO One-Year Adjusted EBITDA-Based Awards	
Percentage of Adjusted EBITDA to Plan	CEO Award Value as a Multiple of Base Salary	COO Award Value as a Multiple of Base Salary
Less than 75.0%	0.0x	0.0x
75.0% to 84.9%	2.8x	1.45x
85.0% to 94.9%	3.5x	1.9x
95.0% to 104.9% (target)	4.5x	2.6x
105.0% to 114.9%	5.25x	3.05x
Over 114.9%	6.65x	4.85x

Three-Year Performance-Based Stock Component. The Compensation Committee has established adjusted EBITDA and ROIC targets for each of the three-year periods ending with fiscal 2025 and 2026 and upon completion of each of those periods the CEO and the COO will receive two awards of stock based on the Company's performance against those targets. The number of shares awarded will equal (i) the officer's base salary at the end of the three-year period multiplied by the base salary multiple that corresponds to the Company's level of performance to plan, divided by (ii) RBC's closing stock price on the award date. The shares will be unrestricted. The criteria for determining the awards to the CEO and COO are as follows:

	CEO and COO Three-Year Adjusted EBITDA-Based Awards[1]	
Percentage of adjusted EBITDA to Plan	CEO Award Value as a Multiple of Base Salary	COO Award Value as a Multiple of Base Salary
Less than 75.0%	0.0x	0.0x
75.0% to 84.9%	0.6x	0.3x
85.0% to 94.9%	0.9x	0.6x
95.0% to 104.9% (target)	1.2x	0.8x
105.0% to 114.9%	1.65x	1.0x
Over 114.9%	2.25x	1.25x

(1) For three-year periods ending with fiscal 2025 and fiscal 2026.

	CEO and COO Three-Year ROIC-Based Awards[1]	
	ROIC as % of Plan[2]	CEO Award Value as a Multiple of Base Salary[2]	COO Award Value as a Multiple of Base Salary[2]
Threshold	-0.75%	0.3x	0.2x
Target	0.00%	0.6x	0.3x
Maximum	+0.75%	1.2x	0.7x

(1) For three-year periods ending with fiscal 2025 and fiscal 2026.

(2) In between is straight line.

For three-year periods ending with fiscal 2027 and thereafter, instead of the awards described above based on adjusted EBITDA and ROIC performance, the CEO and the COO will receive two awards of stock based on (i) the Company's five-year trailing TSR against the average TSR of the Company's peer group as it exists at the start of the three-year period, and (ii) the Company's performance against an ROIC target for the three-year period as follows:

	CEO and COO TSR-Based Awards[1]	
Trailing Five-Year TSR as a Percentage of Peer Group Average	CEO Award Value as a Multiple of Base Salary	COO Award Value as a Multiple of Base Salary
Less than 75.0%	0.0x	0.0x
75.0% to 84.9%	0.5x	0.25x
85.0% to 94.9%	0.75x	0.5x
95.0% to 104.9%	1.0x	0.65x
105.0% to 114.9%	1.25x	0.75x
Over 114.9%	1.5x	0.85x

(1) For three-year periods ending with fiscal 2027 and thereafter.

	CEO and COO Three-Year ROIC-Based Awards[1]	
	ROIC as % of Plan[2]	CEO Award Value as a Multiple of Base Salary[2]	COO Award Value as a Multiple of Base Salary[2]
Threshold	-0.75%	1.0x	0.4x
Target	0.00%	2.0x	0.6x
Maximum	+0.75%	4.0x	1.75x

(1) For three-year periods ending with fiscal 2027 and thereafter.
(2) In between is straight line.

Because the first plan for the three-year component of the long-term incentive program was established for fiscal years 2023, 2024 and 2025, the Company has yet to make any awards under the three-year component.

Purpose Behind Program Modifications. The modifications to the equity incentive program described above were made by the Compensation Committee in 2024 in response to investor feedback regarding the use of overlapping metrics in the one-year and three-year components of the program and the relative weighting of the two components. The overlapping metrics comment has been addressed by eliminating ROIC as a one-year metric, and replacing adjusted EBITDA with TSR as a three-year metric. The relative weighting comment has been addressed by adjusting the CEO's target salary multiples so that the target value of his one-year award moves from 70% to 60% of the total value of the equity incentive program and his three-year award moves from 30% to 40% of the total value once the modified program is fully implemented in fiscal 2028.

Performance Targets for Future Awards. Future awards to be made to the CEO and COO under the one-year and three-year components of the performance-based equity program will be based on performance against the Company's adjusted EBITDA and ROIC plans established by the Compensation Committee at the beginning of the relevant performance periods. The Committee has decided that we will not disclose those targets in advance because adjusted EBITDA is the key metric for our performance and disclosure of our targets would provide our competitors insight into our business strategy and could cause us substantial harm.

Equity Incentive Program for Other Executive Officers

When determining whether to make equity awards to the executive officers, other than the CEO and COO, and when determining the size of any such awards, the Compensation Committee considers a number of factors:

- Assessments by the CEO and the Compensation Committee of the achievement of applicable performance metrics;
- The perceived incentive that any award would provide to generate long-term stockholder value; and
- The contribution of the individual.

Restricted stock and stock options awarded to the other executive officers vest in one-fifth increments over the first five anniversaries of the award date. Stock option exercise prices are set at RBC's closing stock price on the award date and options expire after seven years. To date all options awarded to executive officers have been non-qualified stock options, not incentive stock options.

Long-Term Equity Incentive Awards for Fiscal 2024

The Compensation Committee approved the following awards under the long-term equity incentive plans in fiscal 2025 for performance in fiscal 2024:

	Restricted Stock Fair Value[1]	Stock Options Fair Value[1]
Dr. Michael J. Hartnett	$5,027,356	NA
Daniel A. Bergeron	1,972,638	NA
Patrick S. Bannon	-	-
Richard J. Edwards	219,638	271,039
John J. Feeney	146,425	135,520
Robert M. Sullivan	292,850	271,039

(1) The amounts represent the fair market value of the award on the award date. The fair market value of restricted shares is calculated using the closing stock price on the award date ($292.85) multiplied by the number of shares. The fair market value of stock options is calculated using the Black-Scholes model, which determined a fair value of $135.52 per option. As these represent values as of the award date, they do not reflect the actual value that will be received at the time the restricted shares vest or the options are exercised, which value will depend on market conditions at that time.

Important Note About Equity-Based Compensation Data The information regarding long-term equity incentive awards presented in the CEO Compensation Mix chart above and the Summary Compensation and Pay Versus Performance tables below relates to awards made in fiscal 2024 based on fiscal 2023 performance, while the information provided above regarding the awards made in fiscal 2025 based on fiscal 2024 performance will be presented in the CEO Compensation Mix chart and Summary Compensation and Pay Versus Performance tables appearing in next year's proxy statement.

Benefits and Perquisites

In addition to the core elements of executive compensation outlined above (*i.e.*, base salary, performance-based annual cash bonus, and equity awards under the long-term equity incentive plans), NEOs are eligible for certain additional benefits, perquisites and plans, as described below.

Employee Benefits

The executive officers are eligible to participate in all our benefit plans generally made available to our employees including medical, dental and vision coverage and life insurance.

Retirement Plans

The executive officers participate in the Company's 401(k) plan on the same terms and conditions as all other eligible employees. The plan is funded by eligible participants through employee contributions and by the Company through a 3% non-contributory amount based on earnings plus certain profit sharing and other matching arrangements at certain business units.

The Company also maintains a Supplemental Executive Retirement Plan (SERP), a non-qualified supplemental pension plan for executives that provides pension benefits in excess of those provided by the 401(k) plan. The SERP allows eligible employees to elect to defer, until termination of their employment, the receipt of up to 75% of their salary and up to 100% of their annual bonus. Accounts are paid, either in a lump sum or installments, upon retirement, death or termination of employment. Accounts are generally payable from our general assets and employees' right to receive payments are subject to the rights of our creditors.

Perquisite Programs

The perquisites provided to the CEO are set out in his employment agreement and include either 20 hours per year of flight time or a $120,000 annual allowance for non-business travel on private aircraft, a leased vehicle, healthcare expense reimbursements, reimbursement of personal expenses of $50,000, hospitalization insurance, and an apartment in Los Angeles for use by Dr. Hartnett while on business. The perquisites provided to the COO are set out in his employment agreement and include a vehicle allowance, and healthcare and disability insurance expense reimbursements. Other NEOs may also receive perquisites including reimbursement of certain personal expenses, or a leased vehicle or a vehicle allowance.

Employment Agreements and Change-in-Control and Severance Arrangements

Employment Agreements With CEO and COO

In June 2024, the Company and Dr. Hartnett entered into a new employment agreement that amended and restated his prior employment agreement entered into in 2022. The new agreement has an initial term expiring on March 31, 2026 and automatically renews thereafter for successive 12-month periods unless either party gives 90 days' notice of nonrenewal. The agreement provides, among other things, for (i) a base salary of $1,500,000 per year, (ii) an annual cash performance bonus as described under "Compensation Program Components and Pay Outcome for Fiscal 2024—Annual Performance Bonus—CEO and COO" above, (iii) annual equity incentive awards as described under "Compensation Program Components and Pay Outcome for Fiscal 2024—Long-Term Equity Awards—Equity Incentive Program for CEO and COO" above, and (iv) certain severance benefits as described under "Severance Other Than Following a Change in Control" below. Dr. Hartnett's base salary is to be reviewed annually and can be increased, but not decreased, as the Compensation Committee determines. The agreement also contains a change-in-control provision and sets forth certain perquisites he is to receive. A copy of Dr. Hartnett's employment agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 28, 2024.

In June 2024, the Company and Mr. Bergeron entered into a new employment agreement that amended and restated his prior employment agreement entered into in 2022. The new agreement has an initial term expiring on March 31, 2026 and automatically renews thereafter for successive 12-month periods unless either party gives 90 days' notice of nonrenewal. The agreement provides, among other things, for (i) a base salary of $672,525 per year (ii) an annual cash performance bonus as described under "Compensation Program Components and Pay Outcome for Fiscal 2024—Annual Performance Bonus—CEO and COO" above, (iii) annual equity incentive awards as described under "Compensation Program Components and Pay Outcome for Fiscal 2024—Long-Term Equity Awards—Equity Incentive Program for CEO and COO" above, and (iv) certain severance benefits as described under "Severance Other Than Following a Change in Control" below. Mr. Bergeron's base salary is to be reviewed annually and can be increased, but not decreased, as the Compensation Committee determines. The agreement also contains a change-in-control provision and sets forth certain perquisites he is to receive.. A copy of Mr. Bergeron's employment agreement is filed as Exhibit 10.2 to our Current Report on Form 8-K dated June 28, 2024.

The other executive officers do not have employment agreements and are employed "at will."

Change-in-Control Arrangements

Change-in-control compensation arrangements generally protect income for key executives who would likely be involved in decisions regarding and/or successful implementation of merger/acquisition activity and who are at risk for job loss if a takeover of the Company were to occur. We believe it is in the best interests of the Company and our stockholders to have such an agreement with our CEO, COO and certain other executive officers in order (i) for the Board to be able to receive and rely upon the executive's advice and counsel as to the best interests of the Company and our stockholders without concern that they might be distracted or influenced by the personal uncertainties and risks created by merger/acquisition proposals or threats, and (ii) to encourage them to remain with the Company and to continue to devote full attention to the Company's business.

Each of Dr. Hartnett's and Mr. Bergeron's employment agreements provides that in the event of his employment is terminated within 24 months after a change in control of the Company (*i.e.*, a double trigger event), he will be entitled to (i) severance equal to (x) 250% of his annual base salary plus (y) 250% of his annual performance bonus at the target base salary multiple, (ii) a bonus equal to his annual performance bonus at the maximum base salary multiple prorated for the portion of

the fiscal year prior to the termination date, and (iii) continued participation in the Company's welfare benefit programs (at the Company's expense) for a period of time after his termination.

The Company has entered into a change-in-control letter agreements with Mr. Edwards that provides that if his employment is terminated under certain circumstances within 24 months after a change in control of the Company, he will be entitled to (i) severance equal to (x) 150% of his annual base salary plus (y) 150% of his annual performance bonus at the target level, and (ii) a bonus equal to his annual performance bonus at the maximum level prorated for the portion of the fiscal year prior to the termination date. In addition, he will be entitled to continue participating in the Company's welfare benefit programs for up to 18 months following his termination. The letter agreement also commits him to remain employed with the Company in the event of a tender or exchange offer and includes a non-compete covenant for 12 months following his termination following a change in control. The form of the change-in-control letter agreement is filed as Exhibit 10.1 to our Form 10-Q filed February 1, 2010.

None of the other executive officers has a change-in-control arrangement.

In addition, the restricted stock held by the executive officers contain change-in-control provisions. If an executive officer is terminated without cause within 18 months after a change in control, all restricted stock will vest on the termination date. In addition, if there is a change in control of the Company or similar event, the Compensation Committee may, in its discretion, provide for the vesting of a participant's restricted stock and unvested stock options on such terms and conditions as the Committee deems appropriate.

The table below summarizes the executive benefits and payments that would have been due to the NEOs upon termination of employment occurring on March 30, 2024 following a change in control (without giving effect to the CEO and COO's new employment agreements entered into in fiscal 2025):

	Michael J. Hartnett	Daniel A. Bergeron	Richard J. Edwards	Patrick S. Bannon	John J. Feeney	Robert M. Sullivan
Severance Payment	6,234,375	3,042,373	895,483	NA	NA	NA
Bonus	2,493,750	960,750	335,806	NA	NA	NA
Other Payments	43,328	52,351	17,765	NA	NA	NA
Vested Stock Options	8,298,961	3,482,754	836,110	NA	NA	NA
Vested Restricted Stock	18,668,208	7,226,456	1,135,470	NA	481,223	1,730,240
Total	35,738,622	14,764,684	3,220,634	NA	481,223	1,730,240

Severance Other Than Following a Change in Control

The employment agreements of the CEO and COO provide them with severance if their employment ends, other than following a change in control. No other executive officer has a similar arrangement. The following table summarizes the executive benefits and payments that would have been due to the CEO and COO if their employment had ended on March 30, 2024 other than following a change in control (without giving effect to their new employment agreements entered into in fiscal 2025):

	Michael J. Hartnett	Daniel A. Bergeron
Death or Disability/Termination Without Cause[1][2]		
Base Salary	997,500	640,500
Bonus	2,493,750	960,750
Other Payments	567,808	93,310
Vested Stock Options	8,298,961	3,482,754
Vested Restricted Stock	18,668,208	7,226,456
Long-Term Stock Award	1,795,500	NA
Total	32,821,727	12,403,770
Termination With Cause/Voluntary Resignation[3]		
Base Salary	498,750	NA
Other Payments	447,920	NA
Total	946,670	NA

(1) The employment agreement provides that if his employment ends due to his death, disability or termination by the Company without cause, he will (i) receive (x) a lump-sum payment equal to his then-base salary for the period from the termination date through the end of the term of the employment agreement and (y) his annual performance bonus at the maximum base salary multiple prorated for the portion of the fiscal year prior to the termination date, and (ii) be entitled to the continuation of certain benefits until the end of the term of the employment agreement or for 12 months, whichever is longer. For purposes of the foregoing, the end of the term of the employment agreement will be March 31, 2026 unless the agreement is automatically renewed, in which case the end of the term will be the end of the then-current 12-month renewal period.

(2) The employment agreement also provides that if his employment ends due to his death, disability, termination by the Company without cause, or the Company giving him notice of nonrenewal prior to March 31, 2026 or the end of any subsequent renewal period, all his restricted stock and unvested stock options will vest. Dr. Hartnett's agreement also provides that he will receive an award of a prorated portion of the shares that would be issuable under the three-year component of his equity incentive program for any three-year performance periods that are then open (at the base salary multiple for the plan target goals). Starting with fiscal 2025, this benefit will also include a prorated portion of the shares that would be issuable under the one-year component of his equity incentive program, and this benefit will also be provided to Mr. Bergeron.

(3) Dr. Hartnett's employment agreement provides that if he is terminated for cause or he voluntarily resigns, he will be entitled to his base salary and continuation of certain benefits set forth in his employment agreement for six months following the date of his termination.

Compensation Tables

Summary Compensation

The following table sets forth information regarding the compensation of the NEOs in fiscal 2024, 2023, 2022 and 2021:

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)	Total ($)
Michael J. Hartnett Chairman, President and CEO	2024	997,500	NA	6,317,484	NA	1,496,250	166,342[5]	8,977,576
	2023	950,000	NA	5,984,946	NA	1,425,000	90,271	8,450,217
	2022	900,000	NA	10,364,286	5,820,840	2,250,000	69,237	19,404,363
	2021	631,937	NA	3,725,036	2,900,431	1,550,040	87,557	8,895,001
Daniel A. Bergeron Vice President and COO	2024	640,500	NA	2,104,431	NA	576,450	32,461[6]	3,353,842
	2023	610,000	NA	2,344,192	NA	549,000	37,401	3,540,593
	2022	574,219	NA	4,979,000	2,680,650	868,220	28,680	9,130,769
	2021	449,479	NA	1,769,128	1,021,593	661,500	35,138	3,936,838
Patrick S. Bannon Vice President and General Manager, retired	2024	196,434	-	199,510	181,380	-	8,065	585,389
	2023	286,443	-	199,100	172,896	150,000	9,820	818,259
	2022	272,575	58,285	398,320	382,950	41,715	5,448	1,159,293
	2021	239,885	24,450	687,200	738,750	125,550	8,846	1,824,681
Richard J. Edwards Vice President and General Manager	2024	373,118	-	199,510	181,380	296,629	27,844[7]	1,078,481
	2023	362,250	-	398,200	345,793	235,463	23,302	1,365,008
	2022	343,375	-	398,320	382,950	310,545	23,371	1,458,561
	2021	273,153	29,400	-	-	120,600	22,991	446,144
John J. Feeney Vice President, General Counsel and Secretary	2024	282,730	65,000	99,755	90,690	NA	10,120	548,295
	2023	275,834	55,167	199,100	172,900	NA	9,821	712,822
	2022	266,500	160,680	99,580	153,180	NA	5,460	685,400
	2021	205,579	104,000	81,711	19,130	NA	4,151	414,571
Robert M. Sullivan Vice President and CFO	2024	243,800	150,000	598,530	453,450	NA	10,059	1,455,839
	2023	230,000	138,000	398,200	345,793	NA	9,090	1,121,083
	2022	205,000	206,000	199,160	382,950	NA	5,392	998,502
	2021	148,672	100,000	343,600	492,500	NA	4,768	1,089,540

(1) Includes amounts deferred by the officer pursuant to the 401(k) plan and SERP.

(2) Consists of discretionary bonuses for the fiscal year and paid in the following fiscal year. Performance bonuses paid under the annual incentive plan are included in the "Non-Equity Incentive Plan Compensation" column.

(3) Represents the fair market value on the date of award of restricted shares and non-qualified stock options awarded during the fiscal year based on performance in the prior fiscal year.

(4) Consist of annual cash bonuses earned under the annual incentive plan for performance in the fiscal year and paid in the following fiscal year. See "Compensation Program Components and Pay Outcomes for Fiscal 2024—Annual Incentive Compensation Plan" above.

(5) Consists of (i) $148,000 for reimbursement of personal expenses, (including aircraft use for personal travel), (ii) $10,256 of Company contributions to his 401(k) account, (iii) $6,909 for reimbursement of healthcare expenses, and (iv) $1,176 for a Company-owned vehicle.

(6) Consists of (i) $10,129 of Company contributions to his 401(k) account, (ii) $12,000 for a vehicle allowance, (iii) $9,844 for reimbursement of healthcare expenses, and (iv) $488 for taxable costs of group-term life insurance.

(7) Consists of (i) $12,000 for a vehicle allowance, (ii) $9,982 of Company contributions to his 401(k) account, and (iii) $5,862 for taxable costs of group-term life insurance.

Awards of Plan-Based Awards

The following table sets forth information regarding (i) potential awards to the NEOs in fiscal 2024 under the Company's annual performance plan and (ii) awards to the NEOs in fiscal 2024 under the Company's equity incentive plans. Note that awards of equity made during fiscal 2024 were based on Company performance in fiscal 2023; awards made during fiscal 2025 based on Company performance in fiscal 2024 are described under "Compensation Program Components and Pay Outcomes for Fiscal 2024—Long-Term Equity Incentive Awards" above.

| Name | Award Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Award Date Fair Value of Stock and Stock Option Awards ($)[2] |
		Threshold ($)	Target ($)	Maximum ($)				
Michael J. Hartnett		748,125[3]	1,496,250[4]	2,493,750[5]				
	6/1/23				31,665	-	-	6,317,484
Daniel A Bergeron		288,225[6]	576,450[7]	960,750[8]				
	6/1/23				10,548	-	-	2,104,431
Patrick S. Bannon		NA	NA	NA				
	6/1/23				1,000	2,000	199.51	380,890
Richard J. Edwards		55,968[9]	223,871[10]	335,806[11]				
	6/1/23				1,000	2,000	199.51	380,890
John J. Feeney		NA	NA	NA				
	6/1/23				500	1,000	199.51	190,240
Robert M. Sullivan		NA	NA	NA				
	6/1/23				3,000	5,000	199.51	1,051,980

(1) See "Compensation Program Components and Pay Outcomes for Fiscal 2024—Annual Performance Bonuses" above for a description of the annual performance plans for the NEOs.

(2) The Award Date Fair Value of restricted stock awards is based on the $199.51 closing price of our common stock on the award date.

(3) Equals 75% of base salary if adjusted EBITDA performance is 80% of plan.

(4) Equals 150% of base salary if adjusted EBITDA performance is 100% of plan.

(5) Equals 250% of base salary if adjusted EBITDA performance is 120% of plan. For fiscal 2024, adjusted EBITDA performance was 107.9% of plan.

(6) Equals 45% of base salary if adjusted EBITDA performance is 80% of plan.

(7) Equals 90% of base salary if adjusted EBITDA performance is 100% of plan.

(8) Equals 150% of base salary if adjusted EBITDA performance is 120% of plan. For fiscal 2024, adjusted EBITDA performance was 107.9% of plan.

(9) Equals 15% of base salary if the metrics for parts 1, 2 and 3 of the bonus are (i) less than 80% of plan, (ii) less than 100% of plan, and (iii) 100% of plan, respectively.

(10) Equals 60% of base salary if the metric for part 1 of the bonus is 100% of plan.

(11) Equals 90% of base salary if the metric for part 1 of the bonus is 120% of plan.

Outstanding Equity Awards at End of Fiscal 2024

As of the end of fiscal 2024 the NEOs held the following equity awards:

Name	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Michael J. Hartnett	30,400	15,200[2]	-	143.92	6/3/26	17,347[2]	4,689,761
	23,557	23,557[3]	-	137.44	6/2/27	20,040[3]	5,417,814
	30,400	45,600[4]	-	199.16	6/3/28	31,665[4]	8,560,633
Daniel A. Bergeron	35,000	-	-	132.12	6/7/25	8,333[2]	2,252,827
	28,000	7,000[2]	-	143.92	6/3/26	7,849[3]	2,121,977
	12,446	8,297[3]	-	137.44	6/2/27	10,548[4]	2,851,652
	14,000	21,000[4]	-	199.16	6/3/28	-	-
Patrick S. Bannon	-	3,000[2]		143.92	9/30/24	2,600[2]	702,910
	-	3,000[2]		137.44	9/30/24	-	-
	2,000	1,000[2]	-	199.16	9/30/24	-	-
	400	400[2]	-	199.10	9/30/24	-	-
	-	400[2]	-	199.51	9/30/24	-	-
Richard J. Edwards	-	2,000[2]	-	143.92	6/3/26	400[2]	108,140
	-	3,000[4]	-	199.16	6/3/28	1,200[4]	324,420
	-	3,200[5]	-	199.10	6/3/29	1,600[5]	432,560
	-	2,000[6]	-	199.51	6/1/30	1,000[6]	270,350
John J. Feeney	40	-	-	135.53	12/15/25	180[7]	48,663
	56	112[7]	-	181.58	2/8/28	300[4]	81,105
	800	1,200[4]	-	199.16	6/3/28	800[5]	216,280
	400	1,600[5]	-	199.10	6/3/29	500[6]	135,175
	-	1,000[6]	-	199.51	6/1/30	-	-
Robert M. Sullivan	3,000	-	-	132.12	6/7/25	200[2]	54,070
	4,200	1,400[2]	-	143.92	6/3/26	1,000[3]	270,350
	6,000	4,000[3]	-	137.44	6/2/27	600[4]	162,210
	2,000	3,000[4]	-	199.16	6/3/28	1,600[5]	432,560
	800	3,200[5]	-	199.10	6/3/29	3,000[6]	811,050
	-	5,000[6]	-	199.51	6/1/30	-	-

(1) These amounts are based on $270.35, the closing price of our common stock on March 28, 2024, the last business day of fiscal 2024.

(2) Vest in June 2024. For Mr. Bannon, excludes options and shares that were scheduled to vest at subsequent dates but expired when he ceased to provide services to the Company at the end of the first quarter of fiscal 2025.

(3) Vest in one-half increments in June 2024 and June 2025.

(4) Vest in one-third increments in June 2024, June 2025 and June 2026.

(5) Vest in one-fourth increments in June 2024, June 2025, June 2026 and June 2027.

(6) Vest in one-fifth increments in June 2024, June 2025, June 2026, June 2027 and June 2028.

(7) Vest in one-half increments in February 2025 and February 2026.

Option Exercises and Stock Vested in Fiscal 2024

The following table sets forth information regarding the NEOs' exercises of stock options and vesting of restricted stock during fiscal 2024:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michael J. Hartnett	71,896	10,367,777	36,400	7,501,890
Daniel A. Bergeron	30,000	5,027,313	16,550	3,409,279
Patrick S. Bannon	27,000	3,225,160	3,600	745,852
Richard J. Edwards	5,800	479,405	1,800	377,790
John J. Feeney	302	27,351	450	103,584
Robert M Sullivan	800	123,888	1,400	287,682

(1) Based on the closing price of our common stock on the date of exercise.
(2) Based on the closing price of our common stock on the date of vesting.

Non-Qualified Deferred Compensation

The following table sets forth information regarding the NEOs' deferral of compensation through contributions to our SERP during fiscal 2024:

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Michael J. Hartnett	-	-	115,222	-	968,084
Daniel A. Bergeron	-	-	357,217	-	2,005,939
Patrick S. Bannon	52,981	-	49,593	-	678,170
Richard J. Edwards	29,968	-	54,982	-	542,945
John J. Feeney	22,699	-	46,519	-	284,395
Robert M. Sullivan	15,927	-	45,823	-	217,836

(1) These amounts are included in the "Salary" column in the Summary Compensation table.
(2) These amounts are included in the "All Other Compensation" column in the Summary Compensation table.
(3) Appreciation (depreciation) and earnings (loss) on the NEO's account under the SERP.

Pay Versus Performance

The following Pay Versus Performance (PVP) table provides information about compensation for our NEOs for each of fiscal 2024, 2023, 2022 and 2021 (the "Covered Years"). The PVP table also provides information about the results for certain financial performance measures during the Covered Years. In reviewing this information, there are a few important things to consider:

- The information in columns (b) and (d) comes directly from the Summary Compensation table (SCT) in this proxy statement, without adjustment.

- As required by the PVP regulations, we describe the information in columns (c) and (e) as "compensation actually paid" (CAP) to the applicable NEOs, but these CAP amounts do not necessarily reflect compensation that our NEOs actually earned for their service in the Covered Years. Instead, CAP is a calculation involving a combination of realized pay (for cash amounts and some equity award amounts) and realizable or accrued pay (primarily for pension benefits and other equity awards).

- The PVP regulations require that we choose a peer group or index for purposes of TSR comparisons, and we have chosen the S&P 400 Industrials Sector (the "PVP Peer Index") for this purpose.

- As required by the PVP regulations, we provide information about our cumulative TSR, cumulative PVP Peer Index TSR and U.S. GAAP net income results (the "External Measures") during the Covered Years in the PVP table, but we did not actually base any compensation decisions for the NEOs on, or link any NEO pay to, the External Measures.

The Company is required to designate one financial metric as the "Company-Selected Measure," or the most important financial measure that demonstrates how the Company sought to link 2024 executive pay to performance. For 2024, the Company has selected adjusted EBITDA. However, the Company believes that all of the metrics designated in the "Important Financial Performance Measures" section below are important drivers of Company performance.

Pay Versus Performance[1]

Fiscal Year (a)	Summary Compensation Table "SCT" Total for PEO (b)	Compensation Actually Paid to PEO (c)[2]	Average Summary Compensation Table Total for non-PEO NEOs (d)	Average Compensation Actually Paid to non-PEO NEOs (e)[2]	Value of initial fixed $100 Investment based on: Total Shareholder Return (f)[3]	Value of initial fixed $100 Investment based on: PVP Peer Index Total Shareholder Return (g)[3]	Net Income (h)[4]	Adjusted EBITDA (i)[5]
2024	$ 8,977,576	$12,753,252	$1,404,369	$1,634,542	$245.8	$283.9	$209.9	$482.1
2023	$ 8,450,217	$14,352,594	$1,511,553	$2,480,850	$211.6	$209.7	$166.7	$433.9
2022	$19,404,363	$18,435,256	$2,686,505	$2,511,344	$177.8	$201.6	$ 54.7	$266.5
2021	$ 8,895,001	$31,906,739	$1,542,355	$5,036,399	$180.1	$195.7	$ 90.1	$174.3

[1] Dr. Michal J. Hartnett was out principal executive officer (PEO) for each of the Covered Years. In this disclosure, we refer to our NEOs other than Dr. Hartnett as our "other NEOs." Daniel A. Bergeron, Patrick S. Bannon, Richard J. Edwards, John J. Feeney and Robert M. Sullivan were our other NEOs for each of the Covered Years.

[2] For each Covered Year, in determining the CAP for our PEO and the average CAP for our other NEOs, we deducted or added back the following amounts from or to the total amounts of compensation reported in column (b) and column (d) for such Covered Year:

Item and Value Added (or Deducted)	2024	2023	2022	2021
For Dr. Hartnett:				
- change in actuarial present value of pension benefits, as reported in SCT for Covered Year	-	-	-	-
+ service cost of pension benefits, as calculated for Covered Year	-	-	-	-
+ prior service cost of pension benefits, as calculated for Covered Year	-	-	-	-
- SCT "Stock Awards" column value	(6,317,484)	(5,984,946)	(10,364,286)	(3,725,036)
- SCT "Option Awards" column value	-	-	(5,820,840)	(2,900,431)
+/- adjusted amount for applicable stock/option awards, as calculated for Covered Year	10,093,160	11,887,323	15,216,019	29,637,205
+ the Covered Year-end fair value of equity awarded in (and still outstanding as of the end of) the Covered Year	8,560,633	6,995,864	16,179,662	11,090,134
+/- the change in fair value of equity awarded in prior Covered Years (and still outstanding as of the end of the Covered Year)	3,925,511	4,844,811	(827,571)	15,484,735
+ the vesting date fair value of equity awarded and vested in the Covered Year	-	-	-	-
+/- the change in fair value of equity awarded in prior Covered Years that vested in the Covered Year	(2,392,984)	46,648	(136,072)	3,062,336
- prior the Covered Year-end fair value of equity awarded in prior Covered Years that were forfeited in the Covered Year	-	-	-	-
+ dividends/earnings paid or accrued on equity awarded during or for the Covered Year (if not otherwise included in CAP)	-	-	-	-
Total Added (or Deducted):	3,775,676	5,902,377	(969,107)	23,011,738
For the Other NEOs (on Average):				
- change in actuarial present value of pension benefits, as reported in SCT for Covered Year	-	-	-	-
+ service cost of pension benefits, as calculated for Covered Year	-	-	-	-
+ prior service cost of pension benefits, as calculated for Covered Year	-	-	-	-
- SCT "Stock Awards" column value	(640,347)	(707,758)	(1,214,876)	(576,328)
- SCT "Option Awards" column value	(181,380)	(207,476)	(796,536)	(454,395)
+/- adjusted amount for applicable stock/option awards, as calculated for Covered Year	1,051,901	1,884,532	1,836,251	4,524,766
+ the Covered Year-end fair value of equity awarded in (and still outstanding as of the end of) the Covered Year	1,156,295	1,095,605	2,014,351	1,647,593

Item and Value Added (or Deducted)	2024	2023	2022	2021
+/- the change in fair value of equity awarded in prior Covered Years (and still outstanding as of the end of the Covered Year)	395,102	739,047	(137,485)	2,408,529
+ the vesting date fair value of equity awarded and vested in the Covered Year	-	-	-	-
+/- the change in fair value of equity awarded in prior Covered Years that vested in the Covered Year	(499,496)	49,881	(40,615)	468,644
- prior the Covered Year-end fair value of equity awarded in prior Covered Years that was forfeited in the Covered Year	-	-	-	-
+ dividends/earnings paid or accrued on equity awarded during or for the Covered Year (if not otherwise included in CAP)	-	-	-	-
Total Added (or Deducted):	230,173	969,297	(175,161)	3,494,044

(3)   TSR assumes an initial investment of $100 on March 30, 2020 in RBC common stock for our cumulative TSR and in the PVP Peer Index for the PVP Peer Index cumulative TSR, based on market prices at the end of each fiscal year through and including March 30, 2024, and reinvestment of dividends.

(4)   Dollars in millions.

(5)   Adjusted EBITDA is calculated based on the Company's net income as used for external reporting purposes adjusted to exclude various items that are reflected in externally reported net income. See Appendix B for a reconciliation of adjusted EBITDA to its most directly comparable GAAP financial measure. Dollar values are in millions.

Relationships Between CAP and Certain Financial Performance Measure Results

The following charts show the relationships between the Company's cumulative TSR, the cumulative TSR for the PVP Peer Index, our PEO's CAP, and our other NEOs' CAP.





The following charts show the relationships between the Company's net income, our PEO's CAP, and our other NEOs' CAP.





The following charts show the relationships between the Company's adjusted EBITDA, our PEO's CAP, and our other NEOs' CAP.





Relationship of Other NEO CAP to Adjusted EBITDA

Important Financial Performance Measures

The following table provides what we believe are the most important financial performance measures we used to link executive pay for our PEO and Other NEOs for 2024 to our performance:

Performance Measure	Type of Performance Measure
Adjusted EBITDA	Financial
Adjusted Return on Invested Capital	Financial
Free Cash Flow	Liquidity

Equity Incentive Plans

Generally

The Company maintains three long-term equity incentive plans: the 2013 Long-Term Incentive Plan (approved by our stockholders at the 2013 stockholder meeting); the 2017 Long-Term Incentive Plan (approved by our stockholders at the 2017 stockholder meeting); and the 2021 Long-Term Incentive Plan (approved by our stockholders at the 2021 stockholder meeting). These plans provide for awards of stock options, stock appreciation rights, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for awards under the plans. The purpose of the plans is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

Initially, 1,500,000 shares of our common stock were authorized for issuance under each of the long-term equity incentive plans, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Not more than 50% of the total authorized shares under any of the plans may be awarded as restricted stock. As of July 1, 2024, the number of shares of restricted stock and stock options that had been awarded and the number of shares available for future awards under each plan were as follows:

	Restricted Share Awards	Stock Option Awards	Available Shares
2013 Long-Term Incentive Plan	594,636	905,030	-
2017 Long-Term Incentive Plan	507,895	754,430	237,675
2021 Long-Term Incentive Plan	-	-	1,500,000
Total	1,102,531	1,659,460	1,737,675

Administration of the Plans

Our Compensation Committee administers the long-term equity incentive plans. The Board also has the authority to administer the plans and to take all actions that the Compensation Committee is otherwise authorized to take under the plans. The terms and conditions of each award made under each plan, including vesting requirements, are set forth, consistent with the plan, in a written agreement with the award recipient.

Stock Options. The Compensation Committee may award incentive stock options and non-qualified stock options. The Compensation Committee also has the authority to award options that will become fully vested and exercisable automatically upon a change in control. The Compensation Committee may not, however, approve an award to any one person (other than Dr. Hartnett) in any calendar year of options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive stock options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of award. The Compensation Committee will determine the exercise price and term of any option in its discretion, provided that the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of award. In the case of incentive stock options, the option must be exercised within 10 years of the date of award. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of fair market value on the award date and the option must be exercised within five years of the date of award. The Compensation Committee has never awarded any incentive stock options under any of the plans.

Restricted Stock. The Compensation Committee may award restricted stock, subject to the conditions and restrictions, and for the duration that it determines in its discretion. In addition to not being transferable, the restricted stock previously awarded under the 2013, 2017 and 2021 plans does not have the right to vote or receive dividends.

Stock Appreciation Rights. The Compensation Committee may award stock appreciation rights (SARs), subject to the terms and conditions contained in the relevant plan. The exercise price of an SAR must equal the fair market value of a share of our common stock on the date the SAR is awarded. Upon exercise of an SAR, the recipient will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

Performance Awards. The Compensation Committee may award performance awards contingent upon achievement of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of award, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of award. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

Amendment, Termination and Expiration of the Plans. The Board may amend or terminate any of the long-term equity incentive plans in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is required by the NYSE listing requirements. If not previously terminated by the Board, each plan will expire on the tenth anniversary of its adoption.

Except in the case of the CEO and COO, the Company does not have an established quantitative formula to determine the number of stock options and/or shares of stock awarded to each executive officer. See "Compensation Program Components and Pay Outcomes for Fiscal 2024—Long-Term Equity Incentive Awards" above.

The Compensation Committee typically reviews approval of executive officer equity awards on a fiscal year basis. The timing of the meeting is scheduled to allow the Compensation Committee time to review prior year performance and assemble all necessary information. The date is not selected or changed to increase the value of stock option. Awards are generally scheduled to follow the release of earnings for a quarter or fiscal year. For the last several years the executive officer equity awards have been made about two weeks after the filing of the Company's annual report on Form 10-K for the prior fiscal year.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of July 1, 2024, consisting of the 2013 Long-Term Incentive Plan, 2017 Long-Term Incentive Plan and 2021 Long-Term Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders[1]	500,500	$174.85	1,737,675

(1) The Company does not have equity compensation plans that have not been approved by our stockholders.

The Company purchases shares in the open market from time to time to reduce the dilutive effect of our equity compensation plans.

CEO Pay Ratio

As of March 30, 2024, the Company had 5,302 employees located in 11 countries around the world, of whom 3,738 were located in the United States. For fiscal 2024, the estimated median of the annual total compensation of all those employees worldwide (excluding our CEO) was $59,658 and the estimated median of the annual total compensation of all those employees located in the United States (excluding our CEO) was $67,676. The total compensation of our CEO, Dr. Hartnett, in fiscal 2024 was $8,977,596, including restricted stock and stock option awards made in fiscal 2024 based on performance in fiscal 2023 (see the Summary Compensation table above), which was 150 times the compensation of the median employee worldwide, and 133 times the compensation of the median employee in the United States. We used a sampling technique to identify the median employee, selecting 5,119 of our worldwide employees and 3,672 of our United States employees. We then identified the

individual in each of the two samples who received the median compensation (using for this purpose salary (including base wages), bonus, equity compensation and overtime actually paid during fiscal 2024). We then determined the annual total compensation of those two employees as shown above on substantially the same basis as used for the CEO in the Summary Compensation table. The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to use a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.

Principal Accountant Fees and Services

The following table presents fees for professional services rendered by Ernst & Young LLP for fiscal 2024 and fiscal 2023.

	Fiscal Year Ended	
	March 30, 2024	**April 1, 2023**
Audit Fees	$1,932,000	$1,998,000
Audit-Related Fees	-	-
Tax Fees	-	-
Other Fees	3,600	2,000
Total Fees	$1,935,600	$2,000,000

Audit Fees. Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees. Consists principally of fees for services provided in connection with worldwide tax planning and compliance services, expatriate tax services, and assistance with tax audits and appeals.

Other. Consists of subscription fees for an accounting research service.

Pursuant to the Audit Committee's charter, the Committee must approve all audit engagement fees and other significant compensation to be paid to the independent registered public accounting firm and the terms of such engagement. The Audit Committee's charter provides that individual engagements must be separately approved. Additionally, the Audit Committee must pre-approve any non-audit services to be provided to the Company by the independent registered public accounting firm. The Audit Committee policy also requires specific approval by the Audit Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The Audit Committee's charter authorizes the Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

All audit services performed by Ernst & Young LLP in fiscal 2024 and fiscal 2023 were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements with management, which has represented that the financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee discussed with management the quality and acceptability of the accounting principles employed, including all critical accounting policies used in the preparation of the financial statements and related notes, the reasonableness of judgments made and the clarity of the disclosures included in the statements.

The Audit Committee also reviewed the consolidated financial statements of the Company for fiscal 2024 with Ernst & Young LLP, the Company's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee has discussed with Ernst & Young the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (PCAOB) including matters related to the planning and results of the audit of the Company's consolidated financial statements.

The Audit Committee also reviewed management's report on its assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's report on management's assessment of and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has received the written disclosures and the letter from Ernst & Young required by the PCAOB relating to Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence and has considered whether the provision of non-audit services by Ernst & Young to the Company is compatible with maintaining Ernst & Young's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 30, 2024.

The Audit Committee has selected Ernst & Young as the Company's independent registered public accounting firm for fiscal 2025.

Respectfully submitted,

The Audit Committee of the Board of RBC Bearings Incorporated

Edward D. Stewart (Chair)
Michael H. Ambrose
Richard R. Crowell

Stockholder Proposals and Director Nominations

Stockholder Proposals

Stockholders interested in submitting a proposal for inclusion in the proxy statement relating to the Company's next annual meeting of stockholders in 2025 may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. In general, to be eligible for inclusion in the Company's proxy statement, stockholder proposals must be received by the Company at its principal executive offices (located at 102 Willenbrock Road, Oxford, CT 06478) no later than March 28, 2025.

Under the Company's by-laws, proposals of stockholders not intended for inclusion in the proxy statement, but intended to be raised at the 2025 annual meeting, must be delivered to or mailed and received at c/o Secretary, RBC Bearings Incorporated, 102 Willenbrock Road, Oxford, CT 06478 no earlier than June 7,

2025 (*i.e.*, 90 days prior to the anniversary of this year's annual meeting) and no later than July 7, 2025 (*i.e.*, 60 days prior to the anniversary of this year's annual meeting); provided, however, that in the event that less than 70 days' notice or prior public announcement of the date of the 2025 annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the date on which such notice of the date of the 2025 annual meeting is mailed or publicly announced. A stockholder's notice must also comply with the timing, disclosure, procedural and other requirements set forth in the Company's by-laws, a copy of which is available upon request from RBC's Secretary at the above address.

Stockholder Director Nominations

A stockholder may suggest director candidates for consideration by the Board's Nominating and Governance Committee. Any such suggestion should include the nominee's name and qualifications for Board membership and should be directed to the Secretary, RBC Bearings Incorporated, 102 Willenbrock Road, Oxford, CT 06478. The Board evaluates director nominees recommended by stockholders in the same manner in which it evaluates other director nominees. The Board has established, through the Nominating and Governance Committee, selection criteria that identify desirable skills and experience for prospective Board members, including consideration of the potential candidate's qualification as independent, as well as consideration of diversity, skills, expertise and experience in the context of the Board and other criteria determined by the Nominating and Governance Committee from time to time.

The Company's by-laws permit stockholders to nominate directors for election at an annual stockholders meeting. To nominate a director, a stockholder must deliver timely notice of such stockholder's intent to make such nomination in writing to

the Secretary. To be timely for the 2025 annual meeting, a stockholder's notice must be delivered to or mailed and received at c/o Secretary, RBC Bearings Incorporated, 102 Willenbrock Road, Oxford, CT 06478, no earlier than the close of business on June 7, 2025 (*i.e.*, 90 days prior to the anniversary of this year's annual meeting) and no later than July 7, 2025 (*i.e.*, 60 days prior to the anniversary of this year's annual meeting). In the event that the date of the 2025 annual meeting is more than 30 days from the anniversary of this year's annual meeting, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which the date of the 2025 meeting is mailed or publicly announced. A stockholder's notice must also comply with the timing, disclosure, procedural and other requirements set forth in the Company's by-laws.

In addition to satisfying the requirements under the Company's by-laws, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees for the 2025 annual meeting must provide a written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 7, 2025 (*i.e.*, 60 days prior to the anniversary of this year's annual meeting). However, if the date of the 2025 annual meeting is more than 30 days from the anniversary of this year's annual meeting, then such notice must be delivered by the later of (i) the tenth day following the public announcement of the date of the 2024 annual meeting and (ii) the date that is 60 days prior to the date of the 2025 annual meeting.

Additional Information

The Company will bear the cost of the annual meeting and the cost of this proxy solicitation. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies by telephone or otherwise, with no specific additional compensation to be paid for such services. The Company will reimburse, upon request, all brokers and other persons holding shares of common stock for the benefit of others for their reasonable expenses in forwarding the Company's proxy materials and any accompanying materials to the beneficial owners and in obtaining authorization from beneficial owners to give proxies.

The Board knows of no matter to be brought before the annual meeting other than the matters identified in this proxy statement. If, however, any other matter properly comes before the annual meeting, the individuals named in the proxy solicited by the Board intend to vote on it on behalf of the stockholders they represent in the manner the proxy holders consider appropriate.

By order of the Board of Directors,
John J. Feeney
Vice President, General Counsel and Secretary
July 26, 2024

APPENDIX A

Directions To:

RBC Bearings Incorporated
Building B, 102 Willenbrock Road
One Tribology Center
Oxford, CT 06478.

Connecticut I-84 East or West to exit 16
Head south on CT-188 S/Strongtown Road toward CT-67 N/Seymour Road
Turn left onto CT-188 S/CT-67 S/Seymour Road
Continue straight to follow CT-67 S/Seymour Road
Take the 1st left onto Hawley Road
Take the 2nd right onto Willenbrock Road
Destination will be the third building on the left

APPENDIX B

Reconciliation of Reported Net Income to Adjusted EBITDA
(dollars in millions)

	Fiscal Year Ended			
	March 30, 2024	April 1, 2023	April 2, 2022	April 3, 2021
Reported net income	$209.9	$166.7	$ 54.7	$ 90.1
Interest expense, net	78.7	76.7	41.5	1.4
Provision for income taxes	51.9	43.0	24.0	23.1
Stock-based compensation expense	17.4	14.0	32.9	18.1
Depreciation and amortization	119.3	115.4	65.5	32.8
Other non-operating expense	2.1	2.3	0.8	-
Inventory step-up	-	-	13.8	-
Transaction and related costs	0.3	0.1	22.7	-
Transition services	-	8.8	8.0	-
Restructuring and consolidation	3.0	2.6	2.6	7.3
Cyber event	-	-	-	1.5
Pension settlement	(0.5)	4.3	-	-
Adjusted EBITDA	$482.1	$433.9	$266.5	$174.3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
for the fiscal year ended March 30, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the transition period from _____ to _____

Commission file number 001-40840

RBC BEARINGS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**95-4372080**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Tribology Center, Oxford, CT	**06478**
(Address of principal executive offices)	(Zip Code)

(203) 267-7001
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	RBC	The New York Stock Exchange
5.00% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share	RBCP	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant on September 30, 2023 (based on the September 29, 2023 closing sales price of $234.13 of the registrant's Common Stock, as reported by the New York Stock Exchange) was approximately $6,809,508,876.

As of May 10, 2024, RBC Bearings Incorporated had 29,211,612 shares of Common Stock and 4,600,000 shares of Preferred Stock outstanding.

Documents Incorporated by Reference:
Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual Meeting of Shareholders to be held September 5, 2024, are incorporated by reference into Part III of this Form 10-K.

Auditor Firm ID: 00042   Auditor Name: Ernst & Young LLP   Auditor Location: Stamford, CT

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TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

RBC Bearings Incorporated

RBC Bearings Incorporated, together with its subsidiaries, is an international manufacturer and marketer of highly engineered precision bearings, components and essential systems for the industrial, defense and aerospace industries. Our precision solutions are integral to the manufacture and operation of most machines and mechanical systems, to reduce wear to moving parts, facilitate proper power transmission, reduce damage and energy loss caused by friction, and control pressure and flow. The terms "we," "us," "our," "RBC" and the "Company" mean RBC Bearings Incorporated and its subsidiaries, unless the context indicates another meaning. While we manufacture products in all major categories, we focus primarily on the higher end of the bearing, gearing and engineered component markets where we believe our value-added engineering and manufacturing capabilities, and application expertise enable us to differentiate ourselves from our competitors and enhance profitability. We believe our expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete. With 54 facilities in 11 countries, of which 38 are manufacturing facilities, we have been able to significantly broaden our end markets, products, customer base and geographic reach.

All quantitative data contained in this Annual Report on Form 10-K (the "Annual Report") is stated in millions, except for share and per-share data, number of facilities and their locations, square footage, and headcount.

The Bearing, Gearing and Engineered Component Industry

The bearing, gearing and engineered component industry is a fragmented multi-billion-dollar market. Purchasers of bearings, gearings and engineered components include producers of commercial and military aircraft, submarine and vehicle equipment, energy equipment, machinery manufacturers, industrial equipment and machinery manufacturers, construction machinery manufacturers, rail and train equipment manufacturers, packaging and canning machinery manufacturers, agriculture and mining equipment manufacturers, and specialized equipment manufacturers, as well as distributors who service the aftermarket for these products.

Demand for bearings, gearing and precision components in the diversified industrial market is influenced by growth factors in industrial machinery and equipment shipments, and construction, mining, energy, food and beverage, packaging and canning, semiconductor, and general industrial activity. In addition, usage of existing machinery will impact aftermarket demand for replacement products. In the aerospace market, new aircraft build rates along with carrier traffic volume worldwide determines demand for our solutions. Activity in the defense market is influenced by modernization programs necessitating spending on new equipment, as well as continued utilization of deployed equipment supporting aftermarket demand for replacement bearings, gearing and engineered components.

Customers and Markets

We serve a broad range of end markets where we can add value with our specialty precision bearings, essential systems and engineered components. We classify our customers into two principal categories: industrial and aerospace/defense. These principal end markets utilize a large number of both commercial and specialized bearings, gearings and engineered components. Although we provide a relatively small percentage of total bearings, gearings and engineered components supplied to each of our principal markets, we believe we have leading market positions in many of the specialized product markets in which we primarily compete. Financial information regarding geographic areas is set forth in Part II, Item 8, Note 20 of this Annual Report on Form 10-K.

Industrial Market (67% of net sales for the fiscal year ended March 30, 2024)

We manufacture bearings, gearing and engineered components for a wide range of diversified industrial markets, including construction and mining, oil and natural resource extraction, heavy truck, aggregates, rail and train, food and beverage, packaging and canning, material handling, semiconductor machinery, wind, and the general industrial markets. Our products target market applications in which our engineering and manufacturing capabilities provide us with a competitive advantage in the marketplace.

Our largest industrial customers include Caterpillar, Komatsu and Halliburton and various aftermarket distributors including Motion Industries, Applied Industrial, Baldwin Supply, BDI and Purvis Industries. We believe that the diversification of our sales among the various segments of the industrial markets and channels reduces our exposure to downturns in any individual segment. We believe opportunities exist for growth and margin improvement in this market as a result of the introduction of new products, the expansion of aftermarket sales, and continued manufacturing process improvements.

Aerospace/Defense Market (33% of net sales for the fiscal year ended March 30, 2024)

We supply bearings and engineered components for use in commercial, private and military aircraft and aircraft engines, guided weaponry, space and satellites, vision and optical systems, and military marine and ground applications.

We supply precision products for many of the commercial aircraft currently operating worldwide and are the primary bearing supplier for many of the aircraft OEMs' product lines. Commercial aerospace customers generally require precision products, often of special materials, made to unique designs and specifications. Many of our aerospace bearings and engineered component products are designed and certified during the original development of the aircraft being served, which often makes us the primary bearing supplier for the life of that aircraft.

We manufacture bearings and engineered components used by the U.S. Department of Defense (the "DOD") and certain foreign governments for use in fighter jets, troop transports, naval vessels, helicopters, gas turbine engines, armored vehicles, guided weaponry, spaceflight and satellites. We manufacture an extensive line of standard products that conform to many domestic military application requirements, as well as customized products designed for unique applications. Our bearings and engineered components are manufactured to conform to U.S. military specifications and are typically custom-designed during the original product design phase, which often makes us the sole or primary supplier for the life of that product. Product approval for use on military equipment is often a lengthy process ranging from six months to six years.

Our largest aerospace and defense customers include the U.S. Department of Defense, Boeing, Airbus, Newport News Shipbuilding, Lockheed Martin, Northrop Grumman, Raytheon, Blue Origin and SpaceX and various aftermarket distributors including National Precision Bearing and Wencor. We believe our strong relationships with OEMs help drive our aftermarket sales since a portion of OEM sales are ultimately intended for use as replacement parts. We believe that growth and margin expansion in this market will be driven primarily by expanding our international presence, new commercial aircraft introductions, new products, share gains, and the refurbishment and maintenance of existing commercial and military aircraft.

In fiscal 2024, approximately 2% of our net sales were made directly, and we estimate that approximately an additional 9% of our net sales were made indirectly, to the U.S. government. The contracts or subcontracts for these sales may be subject to renegotiation of profit or termination at the election of the U.S. government. Based on experience, we believe that no material renegotiations or refunds will be required. See Part I, Item 1A. "Risk Factors – Future reductions or changes in U.S. government spending could negatively affect our business" of this Annual Report on Form 10-K.

Our two reportable business segments are aligned with the end-markets for our products. Operating results for the segments are evaluated regularly by our chief operating decision maker in determining resource allocation and assessing performance. The following table provides a summary of our two reportable business segments:

	Net Sales and Percent of Sales for the Fiscal Year Ended (amounts in millions)			
Segment	**March 30, 2024**	**April 1, 2023**	**April 2, 2022**	**Representative Applications**
Industrial	$ 1,040.9 67%	$ 1,039.0 71%	$ 561.4 60%	• Mining, energy, aggregates, construction, wind equipment and material handling • Packaging and canning machinery • Semiconductor equipment • Industrial gears, components and collets
Aerospace/Defense	$ 519.4 33%	$ 430.3 29%	$ 381.5 40%	• Airframe control and actuation • Aircraft engine controls and landing gear • Missile launchers • Radar and night vision systems • Hydraulics and valves • Space applications

Products

Bearings, gearing and engineered components are employed to perform several functions including reduction of friction, transfer of motion, carriage of loads, and control of pressure and flows. We design, manufacture and market a broad portfolio of bearings, gearing and engineered components.

Plain Bearings. Plain bearings are primarily used to rectify inevitable misalignments in various mechanical components, such as aircraft controls, helicopter rotors, or heavy mining and construction equipment. Such misalignments are either due to machining inaccuracies or result when components change position relative to each other. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings.

Roller Bearings. Roller bearings are anti-friction products that utilize cylindrical rolling elements. We produce three main designs: tapered roller bearings, needle roller bearings and needle bearing track rollers, and cam followers. We offer several needle roller bearing designs that are used in both industrial applications and certain U.S. military aircraft platforms where there are high loads and the design is constrained by space considerations. A significant portion of our sales of needle roller bearings is to the aftermarket rather than to OEMs. Needle bearing track rollers and cam followers have wide and diversified use in the industrial market and are often prescribed as a primary component in articulated aircraft wings.

Ball Bearings. Ball bearings are devices that utilize high precision ball elements to reduce friction in high-speed applications. We specialize in four main types of ball bearings: high precision aerospace, airframe control, thin section, and industrial ball bearings. High precision aerospace bearings are primarily sold to customers in the defense industry that require more technically sophisticated bearing products providing a high degree of fault tolerance given the criticality of the applications in which they are used. Airframe control ball bearings are precision ball bearings that are plated to resist corrosion and are qualified under a military specification. Thin section ball bearings are specialized bearings that use extremely thin cross sections and give specialized machinery manufacturers many advantages. We produce a general line of industrial ball bearings sold primarily to the aftermarket.

Mounted Bearings. Mounted bearings are fully assembled bearings with a wide range of shaft attachment methods, rolling elements, housing materials and configurations offering a variety of sealing solutions. Mounted bearing products include mounted ball bearings, mounted roller bearings and mounted plain bearings, and are used in light to heavy loads, and in clean, corrosive or harsh environments. Mounted roller bearings are pre-machined to allow field installation of the Dodge bearing sensor, adding remote monitoring capability in difficult to access applications and unsafe environments. Applications include unit and bulk material handling, industrial air handling, large rotor fans, food processing, roll-out tables, and forest pulp and paper processing equipment.

Enclosed Gearing. We provide a broad range of enclosed gearing product lines including Quantis Gearmotor (helical style gearing with modular configurations and a variety of mounting methods), Torque Arm (shaft-mount gearing with helical style gearing and v-belt input for first stage reduction), Tigear (single reduction, right angle gear reducers with worm style gearing), MagnaGear & Maxum (parallel reducers with helical and planetary style gearing) and Controlled Start Transmission (planetary style gearing with hydraulic clutch package used for soft starting large conveyors). Applications include unit and bulk handling, food processing, roll-out tables, and forest pulp and paper processing equipment.

Motion Control Components. Power transmission components are of three types: mechanical drive components (offering V belt sheaves, synchronous sprockets, bushings and belts) used to change rotational speed between two pieces of equipment; couplings used to transmit torque between two rotating pieces of equipment, such as a motor and a gearbox; and conveyor components, which transfer torque from the mechanical drive equipment to the conveyor belt in bulk material handling applications. Applications include unit and bulk material handling, industrial air handling, large rotor fans, food processing, roll-out tables, and forest pulp and paper processing equipment. We also provide actuation components to customers within our commercial aerospace and space markets.

Engineered Components. Engineered components include highly engineered hydraulics and valves, fasteners, precision mechanical components and machine tool collets. Engineered hydraulics and valves are used in aircraft and submarine applications and aerospace and defense aftermarket services. Precision mechanical components are used in all general industrial applications where some form of movement is required. Machine tool collets are cone-shaped metal sleeves used for holding circular or rod-like pieces in a lathe or other machine that provide effective part holding and accurate part location during machining operations.

Product Design and Development

We produce specialized bearings and engineered components that are often tailored to the specifications of a customer or application. Our sales professionals are highly experienced engineers who collaborate with our customers to develop bearing and engineered component solutions. The product development cycle can follow many paths, which are dependent on the end market or sales channel. The process normally takes between three and six years from concept to sale depending upon the application and the market. A typical process for a major OEM project begins when our design engineers meet with the customer at the machine design conceptualization stage and work with them through the conclusion of the product development.

Often, at the early stage, a bearing or engineered component design is produced that addresses the expected demands of the application including load, stress, heat, thermal gradients, vibration, lubricant supply, pressure and flows, and corrosion resistance, with one or two of these environmental constraints being predominant in the design consideration. A bearing or engineered component design must perform reliably for the period of time required by the customer's product objectives.

Once a bearing or engineered component is designed, a mathematical simulation is created to replicate the expected application environment and thereby allow optimization with respect to these design variables. Upon conclusion of the design and simulation phase, samples are produced and laboratory testing commences at one of our test laboratories. The purpose of this testing phase is not only to verify the design and the simulation model but also to allow further design improvement where needed. The last phase is field testing by the customer, after which the product is ready for sale.

For many of our Aerospace/Defense products, the culmination of this lengthy process is the receipt of a product approval or certification, generally obtained from either the OEM, the DOD or the Federal Aviation Administration ("FAA"), which allows us to supply the product to the OEM customer and to the aftermarket. We currently have a significant number of such approvals, which often gives us a competitive advantage, and in many of these instances we are the only approved supplier of a given bearing or engineered component**.**

Manufacturing and Operations

Our manufacturing strategies are focused on product reliability, quality, safety and service. Custom and standard products are produced according to manufacturing schedules that ensure maximum availability of popular items for immediate sale while carefully considering the economies of lot production and special products. Capital programs and manufacturing methods development are focused on quality improvement, production costs, safety and service. A monthly review of product line production performance assures an environment of continuous attainment of profitability and quality goals.

Capacity. Our plants currently run on a full first shift with second and third shifts at select locations to meet the demands of our customers. We believe that current capacity levels and future annual estimated capital expenditures on equipment up to approximately 3.0% to 3.5% of net sales should permit us to effectively meet demand levels for the foreseeable future.

Inventory Management. We operate an inventory management program designed to balance customer delivery requirements with economically optimal inventory levels. In this program, each product is categorized based on characteristics including order frequency, number of customers and sales volume. Using this classification system, our primary goal is to maintain a sufficient supply of standard items while minimizing costs. In addition, production cost savings are achieved by optimizing plant scheduling around inventory levels and customer delivery requirements. This leads to more efficient utilization of manufacturing facilities and minimizes plant production changes while maintaining sufficient inventories to service customer needs.

Sales, Marketing and Distribution

Our marketing strategy is aimed at increasing sales within our two primary markets, targeting specific applications in which we can exploit our competitive strengths. To affect this strategy, we seek to expand into geographic areas not previously served by us and we continue to capitalize on new markets and industries for existing and new products. We employ a technically proficient sales force and utilize marketing managers, product managers, customer service representatives and product application engineers in our selling efforts.

We have developed our sales force through the hiring of sales personnel with prior industry experience, complemented by an in-house training program. We intend to continue to hire and develop expert sales professionals and strategically locate them to implement our expansion strategy. Today, our direct sales force is located to service North America, Europe, Asia, Australia and Latin America and is responsible for selling all of our products. This selling model leverages our relationship with key customers and provides opportunities to market multiple product lines to both established and potential customers. We also sell our products through a well-established, global network of industrial and aerospace distributors. This channel primarily provides our products to smaller OEM customers, aftermarket customers and the end users of bearings and engineered components that require local inventory and service. We intend to continue to focus on building distributor sales volume.

The Company has a joint venture in North America focused on joint warehouse and transportation logistics and e-business services. This joint venture, CoLinx, LLC ("CoLinx"), includes five equity members: Timken, SKF Group, Schaeffler Group, RBC Bearings Incorporated and Gates Industrial Corp. The e-business service focuses on information and business services for authorized distributors in the Industrial segment.

The sale of our products is supported by a well-trained and experienced customer service organization, which provides customers with instant access to key information regarding their purchases. We also provide customers with updated information through our website, and we have developed on-line integration with specific customers, enabling more efficient ordering and timely order fulfillment for those customers.

We store product inventory in warehouses located in the Midwest, Southwest and on the East and West coasts of the U.S. as well as in Australia, Canada, France, India, Mexico, the People's Republic of China, England and Switzerland. The inventory is located in these locations based on analysis of customer demand to provide superior service and product availability.

Competition

Our principal competitors include SKF, New Hampshire Ball Bearings, Regal Rexnord, NORD and Timken, although we compete with different companies for each of our product lines. We believe that for the majority of our products, the principal competitive factors affecting our business are product qualifications, product line breadth, service, quality and price. Although some of our current and potential competitors may have greater financial, marketing, personnel and other resources than us, we believe that we are well-positioned to compete with regard to each of these factors in each of the markets in which we operate.

Product Qualifications. Many of the products we produce are qualified for the application by the OEM, the DOD, the FAA, the user or a combination of these. These credentials have been achieved for thousands of distinct items after years of design, testing and improvement. Applicable Dodge products are compliant as required with related communications, safety, and Ex certifications for use in North America, Mexico, the EU, as well as other select international locations. Several of our products are protected by patents, and we believe that in many cases we have strong brand identity or we are the sole source for products for a particular application.

Product Line Breadth. Our products encompass a broad range of designs which often create a critical mass of complementary bearings, essential systems and engineered components for our markets. This position provides many of our industrial and aerospace customers with a single manufacturer to provide the engineering service and product breadth needed to achieve a series of OEM design objectives and/or aftermarket requirements. This enhances our value to the OEM considerably while strengthening our overall market position.

Service. Product design, performance, reliability, availability, quality, and technical and administrative support are elements that define the service standard for this business. Our customers are sophisticated and demanding, as our products are fundamental and enabling components to the manufacturing or operation of their machinery. We maintain inventory levels of our most popular items for immediate sale and service. Our customers have high expectations regarding product availability and quality, and the primary emphasis of our service efforts is to provide the widest possible range of available products delivered on a timely basis.

Price. We believe our products are priced competitively in the markets we serve and we continually evaluate our manufacturing and other operations to maximize efficiencies in order to maintain competitive prices while maximizing our profit margins. We invest considerable effort to develop our price-to-value algorithms and we price to market levels where required by competitive pressures.

Joint Ventures

Investments in affiliated companies accounted for under the equity method at March 30, 2024 and April 1, 2023 were $0.6 and $0.6, respectively, and were reported within other noncurrent assets on the consolidated balance sheets.

Suppliers and Raw Materials

We obtain raw materials, component parts and supplies from a variety of sources and generally from more than one supplier. Our principal raw materials are steel and cast iron. Our suppliers and sources of raw materials are based in the U.S.,

Europe and Asia. We purchase steel at market prices, which fluctuate as a result of supply and demand driven by economic conditions in the marketplace. For further discussion of the possible effects of changes in the cost of raw materials on our business, see Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Backlog

Our order backlog, as of March 30, 2024, was $726.1 compared to $663.8 as of April 1, 2023. These figures exclude orders from our Sargent marine and Sargent aerospace businesses that are expected to be fulfilled more than 12 months after the balance sheet dates. Including all orders from our Sargent marine and Sargent aerospace businesses, our backlog as of March 30, 2024 was $821.5 compared to $759.4 as of April 1, 2023. Many of our orders are fulfilled immediately after the order has been placed by the customer and would not be seen in our backlog at the end of a reporting period. Orders included in our backlog are subject to cancellation, delay or modifications by our customers prior to fulfillment. We sell many of our products pursuant to contractual agreements, single-source relationships or long-term purchase orders, each of which may permit early termination by the customer. However, we believe that the unique nature of many of our products prevents other suppliers from being able to satisfy customer orders on a timely or cost-effective basis, thereby making it impracticable for our customers to shift their purchase of these products to other suppliers.

Human Capital

RBC employs 5,302 people worldwide. Of that, 3,738 are employed at our 35 U.S. facilities and 1,564 are employed at our 19 international facilities located in Canada, Mexico, France, Switzerland, Germany, Poland, India, Australia, China and England. The majority of our personnel are RBC employees rather than independent contractors, temporaries or third-party labor provider personnel.

Our human capital objective is to attract and retain high-performing people who can work in a culture that fosters innovation and continuous improvement. To achieve that objective, we maintain an aggressive talent recruitment program, a fair and competitive compensation program, an on-going training and development program, and an ethical and safe work environment.

Talent Recruitment. Critical to our success is that we have a deep and talented pool of engineers who oversee the production of our current products to the highest standards, work directly with customers on applications, and direct the research and development for new products. To maintain that talent pool, we actively recruit engineers from over 40 colleges and universities around the U.S. In addition, we have developed deep collaborative relationships with a select group of schools, including internship and trainee programs with several of these schools.

Compensation. We offer fair and competitive compensation to our employees. Our employee benefits package includes medical, dental and vision coverage, life insurance, supplemental disability coverage, and 401(k) and supplemental employee retirement plans. In addition, participation in our long-term equity incentive plan goes very deep in our organization, providing employees with equity compensation/awards that they might not receive if they worked for one of our competitors.

Training. An important part of achieving our human capital objective is our in-house training programs – RBC University, Materials University, Mechanical Engineering Training and the Customer, Application, Product Training (CAPT) Program. These programs provide our employees with a uniform foundation regarding how we do business, expand their subject matter expertise, and develop the various leadership positions across our organization, including plant management and general management. We also offer a tuition reimbursement program for many employees wishing to further their classroom education in their chosen field.

Ethics. We expect our personnel to conduct the business of RBC in a legal and ethical manner. To ensure that they do that, our people are required to comply at all times with our corporate Code of Conduct, which among other things requires them to:
- deal fairly with their coworkers and RBC's customers, suppliers and competitors,
- comply with all applicable laws,
- protect RBC's proprietary information and other assets, and
- avoid conflicts of interest with RBC.

Workplace Safety. Safety is of paramount importance to RBC and so we go to great lengths in striving for a zero-incident workplace that is consistent with our mandate to produce the highest quality, highly engineered components for our customers. Our general managers and operations managers are charged with creating and maintaining the highest standards of safety for employees, visitors and the local community through the use of industry best practices at their facilities. Monthly, each of our facilities reports to senior leadership on key safety metrics and we maintain a proactive approach in assessing and mitigating risk through root cause analysis, communication, training and teamwork.

Intellectual Property

We own U.S. and foreign patents and trademark registrations and U.S. copyright registrations and have U.S. trademark and patent applications pending. We file patent applications and maintain patents to protect certain technology, inventions and improvements that are important to the development of our business, and we file trademark applications and maintain trademark registrations to protect product names that have achieved brand-name recognition among our customers. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Many of our brands are well recognized by our customers and are considered valuable assets of our business. We do not believe, however, that any individual item of intellectual property is material to our business.

Regulation

Product Approvals. Essential to servicing the aerospace and defense markets is the ability to obtain product approvals. We have a substantial number of product approvals in the form of OEM approvals or Parts Manufacturer Approvals, or "PMAs," from the FAA. We also have a number of active PMA applications in process. These approvals enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation.

We are subject to various other federal laws, regulations and standards. New laws, regulations or standards or changes to existing laws, regulations or standards could subject us to significant additional costs of compliance or liabilities, and could result in material reductions to our results of operations, cash flow or revenues.

Environmental Matters

We are subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. We also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us, or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, U.S. government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. We believe we are currently in material compliance with all applicable requirements of environmental laws. We do not anticipate material capital expenditures for environmental compliance in fiscal year 2025.

Available Information

We file our annual, quarterly and current reports, proxy statements, and other documents with the Securities Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Office of Investor Education and Advocacy at 100F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Office of Investor Education and Advocacy by calling the SEC at 1–800–SEC–0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments to any of the foregoing reports, and our governance documents, are made available free of charge on our website (http://www.rbcbearings.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Copies of the above reports and documents will also be provided free of charge upon written request to us.

ITEM 1A. RISK FACTORS

Cautionary Statement as to Forward-Looking Information

This report includes "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including: projections of earnings, cash flows, revenue or other financial items; statements of the plans, strategies and objectives of management for future operations; statements concerning proposed new services or developments; statements regarding future economic conditions or performance or future growth rates in the markets we serve; statements regarding future raw material costs or supply; statements of belief; and statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "could," "estimate," "intend," "plan," "continue," "believe," "expect," "anticipate" or other comparable terminology, or the negative of such terms.

Although we believe that the expectations and assumptions reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition, results of operations, and cash flows, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this Annual Report on Form 10-K. Factors that could cause our actual results, performance and achievements or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

- The Company's failure to maintain effective disclosure controls and procedures and internal control over financial reporting;

- Competition in the bearings, engineered components and essential systems industries;

- Weaknesses or cyclicality in any of the industries in which our customers operate;

- Future reductions in U.S. governmental spending or changes in governmental programs, particularly military equipment procurement programs;

- The loss of one or more of our significant customers or conditions that adversely affect the business of any of our significant customers;

- Our ability to obtain and retain product approvals;

- Supply and costs of raw materials (particularly steel) and energy resources, the imposition of import tariffs, and our ability to pass through these costs on a timely basis;

- Our ability to acquire and integrate complementary businesses;

- Unanticipated liabilities of acquired businesses;

- Unexpected equipment failures or catastrophic events;

- Our ability to attract and retain our management team and other highly skilled personnel;

- Work stoppages and other labor problems affecting us or our customers or suppliers;

- Changes in trade agreements or treaties and the imposition of tariffs on our goods exported to other countries;

- Regulatory changes or developments in the U.S. or in foreign countries where we produce or sell products;

- Developments or disputes concerning patents or other proprietary rights;

- Risks associated with utilizing information technology systems, including cyber events;

- Risks associated with operating internationally, including currency translation risks;

- Investors' perceptions of us and our industry;

- The cancellation of orders in our backlog;

- Possible liability and recalls with respect to our products;

- Risks associated with the substantial amount of goodwill that we have;

- Risks associated with the substantial amount of debt we incurred to finance the Dodge acquisition; and

- Other risks and uncertainties including but not limited to those described from time to time in our current and quarterly reports filed with the SEC.

These and additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this Annual Report on Form 10-K under Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Part II, Item 8. "Financial Statements and Supplementary Data." All forward-looking statements contained in this report and any subsequently filed reports are expressly qualified in their entirety by these cautionary statements.

We have no duty to update any forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations. You are advised, however, to review any disclosures we make on related subjects in our future periodic filings with the SEC.

Risk Factors Relating to Our Company

Our business, operating results, cash flows or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock or preferred stock could decline due to any of these risks, and you could lose all or part of your investment. You should carefully consider these risks before investing in shares of our common stock or preferred stock.

The Company's failure to maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on the Company's financial condition and the trading price of our common stock.

A material weakness in a company's internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of that company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the first quarter of fiscal year 2023, the Company's management identified a material weakness in internal control over financial reporting related to the design of our control to consider all relevant terms within executive employment agreements and the related application of relevant authoritative accounting guidance for stock-based compensation, a non-cash item. Management then re-evaluated its assessment of the effectiveness of internal control over financial reporting and its disclosure controls and procedures and concluded that they were not effective as of April 2, 2022, making it necessary for the Company to restate the financial statements for fiscal years 2022, 2021 and 2020. Although we have remediated this material weakness, there can be no assurance that additional material weaknesses will not occur in the future.

If the Company is unable to maintain effective internal control over financial reporting in the future, our ability to record, process and report financial information timely and accurately could be adversely affected, which could subject the Company to litigation or investigations, require management resources, increase costs, negatively affect investor confidence and adversely impact our stock price.

The bearings, engineered components and essential systems industries are highly competitive, and competition could reduce our profitability or limit our ability to grow.

The global bearings, engineered components and essential systems industries are highly competitive, and we compete with many U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens than us. We compete primarily based on product qualifications, product line breadth, service and price. Certain competitors may be better able to manage costs than us or may have greater financial resources than we have. Due to the competitiveness in the bearings, engineered components and essential systems industries we may not be able to increase prices for our products to cover increases in our costs, and we may face pressure to reduce prices, which could materially reduce our revenues, cash flows and profitability. Competitive factors, including changes in market penetration, increased price competition and the introduction of new products and technology by existing and new competitors, could result in a material reduction in our revenues, cash flows and profitability.

The loss of a major customer, or a material adverse change in a major customer's business, could result in a material reduction in our revenues, cash flows and profitability.

Our top ten customers collectively accounted for approximately 44%, 41% and 36% of our net sales during fiscal 2024, 2023 and 2022, respectively. Accordingly, the loss of one or more of those customers or a substantial decrease in those customers' purchases from us could result in a material reduction in our revenues, cash flows and profitability. If one of our major customers were to experience an adverse change in its business, that customer could reduce its purchases from us.

The consolidation and combination of manufacturers could eliminate customers and/or put downward pricing pressures on sales of component parts. For example, the consolidation that has occurred in the defense industry in recent years has reduced the overall number of defense contractors. In addition, if one of our customers is acquired or merged with another entity, the new entity may discontinue using us as a supplier because of an existing business relationship between one of our competitors and the acquiring company, or because it may be more efficient to consolidate certain suppliers within the newly formed enterprise. The significance of the impact that such consolidations could have on our business is difficult to predict because we do not know when or if one or more of our customers will engage in merger or acquisition activity. However, if such activity involved our material customers it could materially impact our revenues, cash flows and profitability.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers' businesses generally, could materially reduce our revenues, cash flows and profitability.

The mining and construction equipment and other diversified industrial industries to which we sell our products are, to varying degrees, cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers (or our customers' customers) in those industries historically have tended to delay large capital purchases and projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical, and the demand for our products by these customers depends, in part, on overall levels of industrial production, general economic conditions, and business confidence levels. Many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. Future downward economic cycles or customer downturns could reduce sales of our products resulting in reductions in our revenues, cash flows and profitability.

Future reductions or changes in U.S. government spending could negatively affect our business.

In fiscal 2024, approximately 2% of our net sales were made directly, and we estimate that approximately an additional 9% of our net sales were made indirectly, to the U.S. government to support military or other government projects. Our failure (or the failure of our customers that are prime contractors to the government) to obtain new government contracts, the cancellation of government contracts relating to our products, or reductions in federal budget appropriations for programs in which our products are used could materially reduce our revenues, cash flows and profitability. A reduction in federal budget appropriations relating to our products could result from a shift in government defense spending to other programs in which we are not involved or a reduction in U.S. government defense spending generally (due to budget reduction initiatives or a shift in government spending priorities).

Fluctuating supply and costs of subcomponents, raw materials and energy resources, or the imposition of import tariffs, could materially reduce our revenues, cash flows and profitability.

Our business is dependent on the availability and costs of subcomponents, raw materials, particularly steel (generally in the form of stainless and chrome steel, which are commodity steel products), and energy resources. The availability and prices of subcomponents, raw materials and energy resources may be subject to change due to, among other things, new laws or regulations, economic inflation, suppliers' allocations to other purchasers, interruptions in production or deliveries by suppliers and changes in exchange rates and supplier costs and profit expectations. The United States has imposed tariffs on steel and aluminum imports, and could impose tariffs on other items that we import, which could increase the cost of raw materials and decrease the available supply. Although we currently maintain alternative supply sources, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain subcomponents or raw materials. Disruptions in the supply of subcomponents, raw materials or energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these items from other sources, which could thereby affect our net sales and profitability.

Where our customer contracts permit us to do so, we seek to pass through a significant portion of our additional costs to our customers through steel surcharges or price increases. However, many of our contracts are fixed-price contracts under which we are not able to pass these additional costs on to our customers. Even where we are able to pass these steel surcharges or price increases to our customers, there may be a lag of several months between the time we experience a cost increase and the time we are able to implement surcharges or price increases, particularly for orders already in our backlog. Competitive pressures and the terms of certain of our long-term contracts may require us to absorb at least part of these cost increases. As a result, our gross margin percentage could decline. We cannot provide assurances that we will be able to continue to pass these additional costs on to our customers at all or on a timely basis or that our customers will not seek alternative sources of supply if there are significant or prolonged increases in the price of subcomponents or other raw materials or energy resources.

Our results could be impacted by governmental trade policies and tariffs relating to our supplies imported from foreign vendors or our finished goods exported to other countries.

From time to time, the U.S. government has imposed tariffs on the importation of various products that we use to produce our finished goods, and various foreign countries, including the People's Republic of China, have or could impose retaliatory tariffs on our products exported to those countries. While this situation has not had a material adverse effect on our business in the past, future tariffs on our foreign-sourced supplies and/or our finished goods exported to other countries could adversely impact our operating costs or demand for our products.

Some of our products and operations are subject to certain approvals and government regulations and the loss of such approvals, or our failure to comply with such regulations, could materially reduce our revenues, cash flows and profitability.

Essential to servicing the aerospace market is the ability to obtain product approvals. We have a substantial number of product approvals, which enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation. Product approvals are typically issued by the FAA to designated OEMs who are Production Approval Holders of FAA-approved aircraft. These Production Approval Holders provide quality control oversight and generally limit the number of suppliers directly servicing the commercial aerospace market. Regulations enacted by the FAA provide for an independent process (the PMA process) that enables suppliers who currently sell their products to the Production Approval Holders to also sell products to the aftermarket. Our foreign sales may be subject to similar approvals or U.S. export control restrictions. We cannot assure you that we will not lose approvals for our aerospace products in the future. The loss or suspension of product approvals could result in lost sales and materially reduce our revenues, cash flows and profitability.

The repair and overhaul of aircraft parts and accessories throughout the world is highly regulated by government agencies, including the FAA. Our repair and overhaul operations are subject to certification pursuant to regulations established by the FAA and foreign government agencies, with regulations varying from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. Our failure to comply with these regulations, or our compliance with new and more stringent government regulations, if enacted, could have an adverse effect on our business, financial condition and results of operations.

As a U.S. government contractor, we are subject to various procurement and other laws, regulations and contract terms applicable to our industry, including the FAR, the DFARS, the Truth in Negotiations Act, the False Claims Act, the Procurement Integrity Act, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act, the Foreign Corrupt Practices Act, and CAS, and we could be adversely affected by any negative finding by the U.S. government as to our compliance with them, including suspension or debarment from future government contracting.

The retirement of commercial aircraft could reduce our revenues, cash flows and profitability.

We sell replacement parts used in the repair and overhaul of jet engine and aircraft components, as well as provide such repair and overhaul services ourselves. As aircraft or engines for which we offer replacement parts or repair and overhaul services are retired, demand for these parts and services could decline and could reduce our revenue, cash flows and profitability.

Risks associated with utilizing information technology systems could adversely affect our operations.

We rely upon our information technology ("IT") systems to process, transmit and store electronic information to manage and operate our business. Further, in the ordinary course of business we store sensitive data, including intellectual property, on our networks. The secure maintenance and transmission of this information is critical to our business operations.

We may face cyber events and other IT security threats, including malware, ransomware, phishing and other intrusions, to our IT infrastructure, attempts to gain unauthorized access to proprietary, classified or confidential information, and threats to the physical security of our IT systems. As a U.S. government contractor, our risk of cyber events may be greater than the risk faced by other companies that are not government contractors. In addition to security threats, our IT systems may also be subject to network, software or hardware failures. The unavailability of our IT systems, the failure of these systems to perform as anticipated, or any significant breach of data security could cause loss of data, disrupt our operations, require significant management attention and resources, subject us to liability to third parties or regulatory actions or contract termination, and negatively impact our reputation among our customers and the public, which could have a negative impact on our financial and competitive position, results of operations and liquidity. In addition, our business with our customers and vendors could be impacted by cyber events on their IT systems.

To address the risk to our IT systems and data, we maintain an IT security program designed to resist cyber events and to mitigate the damage from successful events. Refer to Part I, Item 1C of this Annual Report for details regarding our data protection and cybersecurity risk management program.

Work stoppages and other labor problems could materially reduce our ability to operate our business.

We currently have three collective bargaining agreements covering employees at our Plymouth, Indiana, Fairfield, Connecticut and West Trenton, New Jersey facilities, representing approximately 7% of our U.S.-based hourly employees as of

March 30, 2024. While we believe our relations with our employees are satisfactory, the inability to satisfactorily negotiate and enter into new collective bargaining agreements upon expiration, or a lengthy strike or other work stoppage at any of our facilities, particularly at some of our larger facilities, could materially reduce our ability to operate our business. In addition, any attempt by our employees not currently represented by a union to join a union could result in additional expenses, including with respect to wages, benefits and pension obligations.

In addition, work stoppages at one or more of our customers or suppliers (including suppliers of transportation services), many of which have large unionized workforces, could also cause disruptions to our business that we cannot control, and these disruptions could materially reduce our revenues, cash flows and profitability.

Unexpected equipment failures or catastrophic events could increase our costs and reduce our sales due to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of turning, milling, grinding, and electrical equipment, and this equipment could, on occasion, be out of service as a result of unanticipated failures. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, earthquakes or violent weather conditions. In the future, we could experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures or catastrophes. Interruptions in production capabilities would inevitably increase our production costs and reduce revenues, cash flows and profitability for the affected period.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy.

The acquisition of businesses that complement or expand our operations is an important element of our business strategy. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, some of which, if consummated, could be significant to us. We cannot assure you that we will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms in the future. Our inability to acquire businesses, or to operate them profitably once acquired, could have a material adverse effect on our business, financial position, cash flow and growth.

Our ability to realize anticipated benefits and synergies from our acquisitions could be affected by a number of factors, including: the need for greater than expected cash or other financial resources or management time in order to implement or integrate acquisitions; increases in other expenses related to an acquisition, including restructuring and other exit costs; the timing and impact of purchase accounting adjustments; difficulties in employee or management integration, including labor disruptions or disputes; and unanticipated liabilities associated with acquired businesses.

Any potential cost-saving opportunities may take several quarters following an acquisition to implement, and any results of these actions may not be realized for several quarters thereafter, if at all.

Businesses that we acquire may have liabilities for which we are liable.

In order to complete an acquisition, it may be necessary for us to assume the liabilities of the acquired business. These liabilities may be known at the time of the acquisition, but could be underestimated by us, or they may not be known to us until after the acquisition. In the case of an acquisition in which we do not assume all the liabilities of the acquired business, we typically obtain indemnification from the seller against the unassumed liabilities, although no assurance can be given that such indemnification will be sufficient in amount, scope or duration to fully offset the risk of the unassumed liabilities. Liabilities of acquired businesses that ultimately are borne by us (either because we assume them or our indemnification right proves to be insufficient or unenforceable) could have a material adverse effect on our business, financial condition or results of operations. In addition, after we complete an acquisition we may learn of other matters that adversely affect us, such as issues relating to the acquired business's compliance with applicable laws, or issues relating to its supply chain, customer relationships or order demand.

Goodwill and indefinite-lived intangibles comprise a significant portion of our total assets, and if we determine that goodwill and indefinite-lived intangibles have become impaired in the future, our results of operations and financial condition in such years may be materially and adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Indefinite-lived intangibles represent repair station certifications obtained in business combinations and assumed to have indefinite lives. As of March 30, 2024, we had $1,874.9 of goodwill and $24.3 of indefinite-lived intangibles, representing approximately 41% of our total assets. We review goodwill and indefinite-lived intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Our estimates of fair value are based on assumptions about the future operating cash flows, growth rates, discount rates applied to these cash flows, and current market estimates of value. If we are required to record a charge to earnings because of an impairment of goodwill or indefinite-lived intangibles, our results of operations and financial condition could be materially and adversely affected.

We depend heavily on our senior management and other key personnel, the loss of whom could materially affect our financial performance and prospects.

Our business is managed by a number of key personnel, including our CEO Dr. Michael J. Hartnett. Our future success will depend on, among other things, our ability to retain the services of these personnel and to hire their successors and other highly qualified employees at all levels.

Our international operations are subject to risks inherent in such activities.

We have operations in Australia, England, Canada, France, Germany, India, Mexico, the Peoples Republic of China, Poland and Switzerland. Of our 54 facilities in 11 countries, 19 are located outside the U.S., including 10 manufacturing facilities in four countries**.**

In fiscal 2024, approximately 12% of our net sales were generated by our international operations. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, including through acquisitions. Our foreign operations are subject to the risks inherent in such activities such as: currency devaluations, logistical and communication challenges, costs of complying with a variety of foreign laws and regulations, greater difficulties in protecting and maintaining our rights to intellectual property, difficulty in staffing and managing geographically diverse operations, acts of terrorism or war or other acts that may cause social disruption which are difficult to quantify or predict, and general economic conditions in these foreign markets. Our international operations may be negatively impacted by changes in government policies, such as changes in laws and regulations, restrictions on imports and exports, sources of supply, duties or tariffs, the introduction of measures to control inflation, and changes in the rate or method of taxation. To date we have not experienced significant difficulties with the foregoing risks associated with our international operations.

Currency translation risks may have a material impact on our results of operations.

The majority of our foreign operations utilize the local currency as their functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency-denominated trade receivables. Unrealized currency translation gains and losses are recorded on the balance sheet upon translation of the foreign operations' functional currency to the reporting currency. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and the currencies used by our international operations have had, and will continue to have, an impact on our earnings. We periodically enter into derivative financial instruments such as forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales transactions denominated in non-functional currencies. Currency fluctuations may affect our financial performance in the future and we cannot predict the impact of future exchange rate fluctuations on our results of operations. See Part II, Item 7A. "Quantitative and Qualitative Disclosures about Market Risk— Foreign Currency Exchange Rates" of this Annual Report on Form 10-K.

We may incur material losses for product liability and recall-related claims.

We are subject to a risk of product and recall-related liability in the event that the failure, use or misuse of any of our products results in personal injury, death or property damage or our products do not conform to our customers' specifications. In particular, our products are installed in a number of types of vehicle fleets, including airplanes, helicopters, trains, automobiles, heavy trucks and farm equipment, many of which may be subject to government-ordered recalls as well as voluntary recalls by the manufacturer. If one of our products is found to be defective, causes a fleet to be disabled or otherwise results in a product recall, significant claims may be brought against us. We currently maintain insurance coverage for product liability claims but not for recall-related claims. We cannot assure you that product liability claims, if made, would not exceed our insurance coverage limits. Claims that are not covered by insurance, or that exceed insurance coverage limits, could result in material losses. Claims that are covered by insurance could result in increased future insurance costs.

Our intellectual property and proprietary information are valuable, and any inability to protect them could adversely affect our business and results of operations; in addition, we may be subject to infringement claims by third parties.

Our ability to compete effectively is dependent upon our ability to protect and preserve the intellectual property and proprietary information owned, licensed or otherwise used by us. We have numerous U.S. and foreign trademark registrations and patents. We also have U.S. and foreign trademark and patent applications pending. We cannot assure you that our pending trademark and patent applications will result in trademark registrations and issued patents, and our failure to secure rights under these applications may limit our ability to protect the intellectual property rights that these applications were intended to cover. Although we have attempted to protect our intellectual property and proprietary information both in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret protection, and non-disclosure agreements, these steps may be insufficient to prevent unauthorized use of our intellectual property and proprietary information, particularly in foreign countries where the protection available for such intellectual property and proprietary information may be limited. We cannot assure you that any of our intellectual property rights will not be infringed upon or that our trade secrets will not be misappropriated or otherwise become known to or independently developed by competitors. We may not have adequate remedies available for any such infringement or other unauthorized use. We cannot assure you that any infringement claims asserted by us will not result in our intellectual property being challenged or invalidated, that our intellectual property will be held to be of adequate scope to protect our business, or that we will be able to deter current and former employees, contractors or other parties from breaching confidentiality obligations and misappropriating trade secrets.

We could become subject to litigation claiming that our intellectual property or proprietary information infringes the rights of a third party. In that event, we could incur substantial defense costs and, if such litigation is successful, we could be required to pay the claimant damages for our past use of such intellectual property or proprietary information, and we could either be required to pay royalties for our use of it in the future or be prohibited from using it in the future. Our inability to use our intellectual property and proprietary information on a cost-effective basis in the future could have a material adverse effect on our revenue, cash flow and profitability. See Part I, Item 1. "Business—Intellectual Property" of this Annual Report on Form 10-K.

Cancellation of orders in our backlog could negatively impact our revenues, cash flows and profitability.

As of March 30, 2024, we had an order backlog of $821.5, including all orders from our Sargent marine and Sargent aerospace businesses. However, orders included in our backlog may be subject to cancellation, delay or other modifications by our customers and we cannot assure you that these orders will ultimately be fulfilled.

Quarterly performance can be affected by the timing of government product inspections and approvals.

A portion of our revenue is associated with contracts with the U.S. government that require onsite inspection and approval of the products by government personnel before we may ship the products, and we have no control over the timing of those inspections and approvals. If products scheduled for delivery in one quarter are not inspected or approved until the following quarter, the delay would adversely affect our sales and profitability for the quarter in which the shipments were scheduled.

We incurred substantial debt in order to complete the Dodge acquisition, which could constrain our business and exposes us to the risk of defaults under our debt instruments.

In fiscal 2022, we incurred $1,800.0 of total debt to finance the Dodge acquisition. As of March 30, 2024, our total debt was $1,191.9. This debt could or will have important consequences, including, but not limited to:

- this debt requires us to make significant interest and principal payments in the future;

- a substantial portion of our cash flow from operations will be used to repay the principal and interest on our debt, thereby reducing the funds available to us for other purposes including for strategic acquisitions, working capital, capital expenditures, and general corporate purposes;

- our flexibility in planning for and reacting to changes in our business, the competitive landscape and the markets in which we operate may be limited; and

- we may be placed at a competitive disadvantage relative to other companies in our industry with less debt or comparable debt on more favorable terms.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance and no assurance can be given that our business will generate sufficient cash flow to service our debt.

Additionally, our ability to comply with the financial and other covenants contained in our debt instruments could be affected by, among other things, changes in our results of operations, the incurrence of additional indebtedness, the pricing of our products, our success at implementing cost reduction initiatives, our ability to successfully implement our overall business strategy, or changes in industry-specific or general economic conditions which are beyond our control. The breach of any of these covenants could result in a default or event of default under our debt instruments, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our prospects, business, financial condition, results of operations and cash flows could be materially and adversely affected and could cause us to become bankrupt or otherwise insolvent. In addition, these covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our business and stockholders.

Increases in interest rates would increase the cost of servicing our term loan and could reduce our profitability.

As of March 30, 2024, $400.0 of our term loan was subject to a fixed-rate interest swap but the remaining $275.0 balance of the term loan bears interest at a variable rate. Future increases in interest rates would increase the cost of servicing the portion of the term loan not subject to a swap, which could materially reduce our profitability and cash flows.

Risk Factors Related to our Capital Stock

Provisions in our charter documents may prevent or hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions that might benefit our stockholders or in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.

Pursuant to our charter documents, our Board of Directors (the "Board") consists of eight members serving staggered three-year terms and divided into three classes. As a result, two annual meetings are required to change a majority of the Board members.

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, with such designations, rights and preferences as may be determined from time to time by the Board, without stockholder approval. We utilized this authorization to issue 4,600,000 shares of 5.00% Series A Mandatory Convertible Preferred Stock ("MCPS") in fiscal 2022. Certain terms of the MCPS could make an attempt to acquire RBC more difficult or expensive. In the future the Board could authorize the issuance of some or all of the 5,400,000 remaining authorized shares of preferred stock with rights, preferences and privileges that rank equally with the MCPS, or that could have the effect of discouraging, delaying or preventing a change in control of us, or that could impede our stockholders' ability to approve a transaction they consider in their best interests. Although we have no present intention to issue any additional preferred stock, no assurance can be given that we will not do so in the future. Holders of our common stock do not have preemptive rights to subscribe for a pro rata portion of preferred stock or any other capital stock that we may issue in the future.

We do not expect to pay cash dividends on our common stock in the foreseeable future and our ability to pay dividends on the MCPS is subject to various limitations.

Except for a $2.00 per common share special dividend paid in 2014, we have not paid any cash dividends on our common stock and we do not expect to pay cash dividends on the common stock in the foreseeable future. Instead, we plan to apply earnings and excess cash, if any, to the service of our debt, the payment of quarterly dividends on the MCPS, and the expansion and development of our business. Thus, any return on an investment in our common stock would depend solely on an increase, if any, in the market value of the common stock.

Our ability to pay dividends on the MCPS depends on several factors including:
- The amount of cash we have on hand and cash generated by our business;
- Our anticipated financing needs, including our debt service obligations;
- The ability of our subsidiaries to distribute cash to our parent company, which issued the MCPS;
- Regulatory restrictions on our ability to pay dividends, including those under the Delaware General Corporation Law; and
- Contractual restrictions on our ability to pay dividends, including under our bank credit agreement with Wells Fargo.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Governance

In response to the increasing threat of continuously evolving cybersecurity risks, we continue to invest in our information technology and operational technology cybersecurity processes. We maintain a data protection and cybersecurity risk management program based upon the National Institute of Standards and Technology ("NIST") Cybersecurity framework to assess, identify and manage cybersecurity risks. As part of this program, we maintain defensive network perimeter safeguards, internal mitigation and control features, continuous system and network monitoring, and contingency data protection. The Company ensures regular data and system backups through planned schedules. We utilize local backups for quick recovery and off-site, off-line and physical backups to safeguard against disasters. Our cybersecurity program includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity testing, detection, response, prevention and mitigation strategies. We also have a notification process for real-time escalation of material cyber incidents by members of our internal cybersecurity team to senior management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Corporate Controller, General Counsel and the Audit Committee of the Board of Directors. The Company's information security team also engages third-party security consultants for penetration testing, training and system enhancements. Our Director of Information Technology is responsible for leading global cybersecurity risk reduction efforts and compliance.

The Audit Committee is responsible for oversight of our risk management with respect to information technology operations and cybersecurity and oversees risk management in the area of data privacy. As part of this process, the Audit Committee oversees the data protection and cybersecurity risk management program, which includes reviewing management's risk assessments and the steps management has taken to monitor or mitigate our cybersecurity risk exposure. Management regularly provides data protection and cybersecurity reports to the Audit Committee, which include updates on cybersecurity initiatives, cybersecurity metrics and threat landscape.

Despite our efforts with respect to information technology operations, cybersecurity and data privacy, we have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. During fiscal year 2024, the Company did not experience any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

ITEM 2. PROPERTIES

Our principal executive office consists of approximately 70,000 square feet located at One Tribology Center, Oxford, Connecticut, which we own, and our Dodge Industrial subsidiary has approximately 75,000 square feet of office space in Simpsonville, South Carolina, which we lease.

Our Industrial business segment maintains approximately 1,725,000 square feet of manufacturing space across 14 facilities in California, Connecticut, Indiana, New Jersey, North Carolina, Ohio, Oklahoma, South Carolina and Tennessee, some of which we own and some of which we lease. This manufacturing space includes approximately 460,000 square feet in two owned facilities in North Carolina and South Carolina, and approximately 650,000 square feet in three leased facilities in North Carolina, South Carolina and Tennessee, all of which are used by Dodge Industrial. The Industrial business segment also maintains approximately 467,000 square feet of manufacturing space across six leased facilities in China, Mexico, and Switzerland and two owned facilities in Poland and Switzerland.

Our Aerospace/Defense business segment maintain approximately 889,000 square feet of manufacturing space across 14 facilities in Arizona, California, Connecticut, Georgia, Indiana, South Carolina and Nevada, some of which we own and some of which we lease. This manufacturing space includes 163,000 square feet in one owned facility in Arizona. The Aerospace/Defense business segment also maintains approximately 108,000 square feet of manufacturing space across two leased facilities in Mexico.

We own or lease approximately 239,000 square feet in three distribution centers located in California, South Carolina, and Tennessee, and we also lease several sales offices in various locations in the United States, Canada, France, China, Germany India and Australia. We also utilize third party logistics' firms located strategically around the world to supplement distribution of our products.

We believe that as the term of each of our leased facilities expires we will be able to either secure a renewal or enter into a lease for an alternate location on market terms.

We believe that our existing facilities and equipment are generally in good condition, are well maintained and adequate to carry on our current operations. We also believe that our existing manufacturing facilities have sufficient capacity to meet increased customer demand.

ITEM 3. LEGAL PROCEEDINGS

On March 9, 2022 and March 21, 2023, the Company received civil investigative demands from the United States Department of Justice pursuant to the False Claims Act, 31 U.S.C. § 3733 (the "FCA"). The investigation concerns allegations that the Company submitted false claims in connection with (i) certifying that the Company's employees were eligible for unemployment insurance benefits and pandemic relief and worked reduced hours and (ii) received grant proceeds in violation of the FCA. The Company is cooperating with the investigation. As the investigation is in its early stages, it is not possible to determine whether the investigation will have a material adverse effect, if any, on the Company.

Besides the matter described in the previous paragraph, from time to time we are involved in litigation that arises in the ordinary course of business, but we do not believe that any such litigation in which we are currently involved, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition, operating results, cash flow or prospects.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Our Common Stock and Preferred Stock

Our common stock is quoted on the New York Stock Exchange under the symbol "RBC." As of May 10, 2024, there was one holder of record of our common stock.

The following table shows the high and low sales prices of our common stock during the periods indicated:

	Fiscal 2024		Fiscal 2023	
	High	Low	High	Low
First Quarter	$236.95	$195.18	$202.73	$152.90
Second Quarter	253.00	203.65	264.94	179.21
Third Quarter	288.16	214.14	256.29	202.13
Fourth Quarter	285.79	240.36	254.50	204.67

The last reported sale price of our common stock on the New York Stock Exchange on May 10, 2024 was $271.56 per share.

The MCPS (*i.e.*, our outstanding preferred stock) is quoted on the New York Stock Exchange under the symbol "RBCP." As of May 10, 2024, there was one holder of record of the MCPS.

The following table shows the high and low sales prices of the MCPS during the periods indicated:

	Fiscal 2024		Fiscal 2023	
	High	Low	High	Low
First Quarter	$112.53	$98.75	$102.93	$81.01
Second Quarter	118.68	101.97	127.19	92.95
Third Quarter	131.99	103.29	123.15	101.39
Fourth Quarter	129.12	116.30	121.21	101.57

The last reported sale price of the MCPS on the New York Stock Exchange on May 10, 2024 was $122.34 per share.

Issuer Purchases of Equity Securities

In 2019, our Board of Directors authorized us to repurchase up to $100.0 of our common stock from time to time on the open market, in block trade transactions, and through privately negotiated transactions, in compliance with SEC Rule 10b-18 depending on market conditions, alternative uses of capital, and other relevant factors. Purchases may be commenced, suspended, or discontinued at any time without prior notice.

Total share repurchases under the 2019 plan during the fourth quarter of fiscal 2024 are as follows:

Period	Total number of shares purchased	Average price paid per share	Number of shares purchased as part of the publicly announced program	Approximate dollar value of shares still available to be purchased under the program (in millions)
12/31/2023 – 01/27/2024	16	$278.77	16	$63.7
01/28/2024 – 02/24/2024	12,565	268.22	12,565	60.3
02/25/2024 – 03/30/2024	7	264.87	7	$60.3
Total	12,588	$268.23	12,588	

During the fourth quarter of fiscal 2024, we did not issue any common stock that was not registered under the Securities Act of 1933.

Equity Compensation Plans

Information regarding equity compensation plans required to be disclosed pursuant to this Item is included in Part II, Item 8, Note 17 of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the total return to our stockholders compared to the Russell 3000 Index and the S&P 400 Industrials (Sector) (TR) over the period from March 30, 2019 to March 30, 2024. Because of the diversity of our markets and products, we do not believe that a combination of peer issuers can be selected on an industry or line-of-business basis to provide a meaningful basis for comparing shareholder return. Accordingly, the Russell 3000 Index, which is comprised of issuers with generally similar market capitalizations to that of the Company, is included in the graph as permitted by applicable regulations. Each line on the graph assumes that $100 was invested in our common stock or in the respective indices on March 30, 2019 based on the closing price on that date. The graph then presents the value of these investments, assuming reinvestment of dividends, through the close of trading on March 30, 2024.



Comparison of Five-Year Cumulative Total Return
Among RBC Bearings Incorporated, the Russell 3000 Index and S&P 400 Industrials Index

	March 30, 2019	March 28, 2020	April 3, 2021	April 2, 2022	April 1, 2023	March 30, 2024
RBC Bearings Incorporated...........	$100.00	$86.50	$155.81	$153.77	$182.98	$212.54
Russell 3000 Index.........................	100.00	89.43	149.58	166.03	151.13	195.39
S&P 400 Industrials (Sector) (TR)	100.00	78.98	154.57	159.24	165.64	224.20

The cumulative total return shown on the stock performance graph indicates historical results only and may not be indicative of future results.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The financial and business analysis below provides information that we believe is relevant to an assessment and understanding of our consolidated financial position, results of operations and cash flows. This financial and business analysis should be read in conjunction with the consolidated financial statements and related notes. All references to "Notes" in this Item 7 refer to the "Notes to Consolidated Financial Statements" included in Item 8 of this Annual Report on Form 10-K.

The following discussion contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. See the information provided in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K under the heading "Cautionary Statement as to Forward-Looking Information."

General

We are a well-known international manufacturer of highly engineered precision bearings, components and essential systems for the industrial, defense and aerospace industries. Our precision solutions are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission, and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on the higher end of the bearing market where we believe our value-added manufacturing and engineering capabilities enable us to differentiate ourselves from our competitors and enhance profitability. We believe our unique expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete. With 54 facilities in 11 countries, of which 38 are manufacturing facilities, we have been able to significantly broaden our end markets, products, customer base and geographic reach. We have a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal 2024 had 52 weeks and fiscal 2023 had 52 weeks. We currently operate under two reportable business segments – Aerospace/Defense and Industrial:

- *Aerospace/Defense.* This segment represents the end markets for the Company's highly engineered bearings and precision components used in commercial aerospace, defense aerospace, and marine and ground defense applications.

- *Industrial.* This segment represents the end markets for the Company's highly engineered bearings, gearings and precision components used in various industrial applications including: power transmission; construction, mining, energy and specialized equipment manufacturing; semiconductor production equipment manufacturing; agricultural machinery, commercial truck and automotive manufacturing; and tool holding.

The markets for our products are cyclical, and we have endeavored to mitigate this cyclicality by entering into single and sole-source relationships and long-term purchase agreements, through diversification across multiple market segments within the Aerospace/Defense and Industrial segments, by increasing sales to the aftermarket, and by focusing on developing highly customized solutions.

Currently, our strategy is built around maintaining our role as a leading manufacturer of highly engineered bearings and precision components through the following efforts:

- *Developing innovative solutions.* By leveraging our design and manufacturing expertise and our extensive customer relationships, we continue to develop new products for markets in which there are substantial growth opportunities.

- *Expanding customer base and penetrating end markets.* We continually seek opportunities to access new customers, geographic locations and bearing platforms with existing products or profitable new product opportunities.

- *Increasing aftermarket sales.* We believe that increasing our aftermarket sales of replacement parts will further enhance the continuity and predictability of our revenues and enhance our profitability. Such sales include sales to third party distributors, and sales to OEMs for replacement products and aftermarket services. We will further increase the percentage of our revenues derived from the replacement market by continuing to implement several initiatives.

- *Pursuing selective acquisitions.* The acquisition of businesses that complement or expand our operations has been and continues to be an important element of our business strategy. We believe that there will continue to be consolidation within the industry that may present us with acquisition opportunities.

We have demonstrated expertise in acquiring and integrating bearing and precision engineered component manufacturers that have complementary products or distribution channels and have provided significant margin enhancement. We have consistently increased the profitability of acquired businesses through a process of methods and systems improvement coupled with the introduction of complementary and proprietary new products. Since 1992 we have completed 29 acquisitions, which have broadened our end markets, products, customer base and geographic reach.

Outlook

Our net sales increased 6.2% year over year due to an increase of 20.7% in Aerospace and Defense segment sales and a 0.2% increase in Industrial segment sales.

Aerospace and Defense segment sales increased 20.7% year over year. Commercial aerospace increased 20.3%, demonstrating the continued recovery and early stages of a growth cycle. Defense sales, which represent approximately 31.9% of segment sales during the year, were up more than 21.6% for the year. Our backlog in this end market is significant and deliveries are expected to continue to accelerate in the coming years.

For the fiscal year ended March 30, 2024, approximately 66.7% of our net sales were attributable to the Industrial segment while the Aerospace/Defense segment contributed approximately 33.3% of our net sales. For the fourth quarter of fiscal 2024, approximately 65.6% of our net sales were attributable to the Industrial segment compared to approximately 34.4% for the Aerospace/Defense segment. Approximately $186.8 of Industrial segment sales in the fourth quarter of fiscal 2024 were to distribution and aftermarket compared to $185.7 in the prior year while approximately $84.5 were made directly to OEMs in the fourth quarter of fiscal 2024 compared to $86.9 in the prior year. Net sales in the Aerospace/Defense segment increased $20.6, or 16.8%, for the fourth quarter of fiscal 2024 compared to the same period last fiscal year. Commercial aerospace, which consisted of $78.2 of OEM and $19.7 of distribution and aftermarket, increased by 12.0% compared to the fourth quarter of fiscal 2023 when OEM net sales were $68.8 and distribution and aftermarket net sales were $18.5. This was driven by a continuing recovery as build rates and orders escalate in the OEM markets and the aftermarket begins to pick up. Our defense markets, which consisted of $34.2 of OEM and $10.3 of distribution and aftermarket, increased by 29.0% compared to the fourth quarter of fiscal 2023 when OEM net sales were $28.2 and distribution and aftermarket net sales were $6.3.

The Company forecasts net sales to be approximately $415.0 to $420.0 in the first quarter of fiscal 2025, compared to $387.1 in the first quarter of fiscal 2024, which represents a growth rate of 7.2% to 8.5%.

Our order backlog, as of March 30, 2024, was $726.1 compared to $663.8 as of April 1, 2023. These figures exclude orders from our Sargent marine and Sargent aerospace businesses that are expected to be fulfilled more than 12 months after the balance sheet dates. Including all orders from our Sargent marine and Sargent aerospace businesses, our backlog as of March 30, 2024 was $821.5 compared to $759.4 as of April 1, 2023. This increase reflects continued growth, most notably in our commercial aerospace and marine defense end markets. Beginning in fiscal year 2025, we will disclose our full backlog for periods presented.

We experienced solid operating cash flow generation during fiscal 2024 (as discussed in the "Liquidity and Capital Resources" section below). We believe that operating cash flows and available credit under our revolving bank credit facilities will provide adequate resources to fund internal growth initiatives for the foreseeable future, including at least the next 12 months. As of March 30, 2024, we had cash and cash equivalents of $63.5, of which, $25.9 was cash held by our foreign operations.

Sources of Revenue

A contract with a customer exists when there is commitment and approval from both parties involved, the rights of the parties are identified, payment terms are defined, the contract has commercial substance and collectability of consideration is probable. The Company has determined that the contract with the customer is established when the customer purchase order is accepted or acknowledged. Long-term agreements ("LTAs") are used by the Company and certain of its customers to reduce their supply uncertainty for a period of time, typically multiple years. While these LTAs define commercial terms including pricing, termination rights and other contractual requirements, they do not represent the contract with the customer for revenue recognition purposes.

Approximately 98% of the Company's revenue was generated from the sale of products to customers in the Industrial and Aerospace/Defense markets for each of the years ended March 30, 2024 and April 1, 2023. The remaining 2% of the Company's revenue for each of the last two fiscal years was derived from services performed for customers, which included repair and refurbishment work performed on customer-controlled assets as well as design and test work.

Refer to Note 2 for further discussion regarding the Company's revenue policy.

Cost of Sales

Cost of sales includes employee compensation and benefits, raw materials, outside processing, depreciation of manufacturing machinery and equipment, supplies and manufacturing overhead.

Less than half of our factory costs, depending on product mix, are attributable to raw materials, purchased components and outside processing. When we experience raw material inflation, we attempt to offset these cost increases by changing our buying patterns, expanding our vendor network and passing through price increases when possible. Although we experienced cost inflation on raw material, labor and overhead for this fiscal year, we were able to mitigate it through pricing and strategic sourcing efforts.

We monitor gross margin performance through a process of monthly operation reviews with all our divisions. We develop new products to target certain markets allied to our strategies by first understanding volume levels and product pricing and then constructing manufacturing strategies to achieve defined margin objectives. We only pursue product lines where we believe that the developed manufacturing process will yield the targeted margins. Management monitors gross margins of all product lines on a monthly basis to determine which manufacturing processes or prices should be adjusted.

Fiscal 2024 Compared to Fiscal 2023

Results of Operations
(amounts in millions, except share and per share data)

	FY24	FY23	$ Change	% Change
Net sales	$1,560.3	$1,469.3	$91.0	6.2%
Net income attributable to common stockholders..	$ 186.9	$ 143.8	$43.1	30.1%
Net income per common share attributable to common stockholders: Diluted	$ 6.41	$ 4.94		
Weighted average common shares attributable to common stockholders: Diluted	29,189,056	29,072,429		

Net sales for the fiscal year ended March 30, 2024 increased $91.0, or 6.2%, for fiscal 2024 compared to fiscal 2023. This increase in net sales was the result of an 0.2% increase in our Industrial segment, while sales in our Aerospace/Defense segment increased 20.7% year over year. Industrial segment sales remain very strong, most notably, in the mining, energy, and general industrial markets. Within Aerospace/Defense, total commercial aerospace increased 20.3% and defense increased 21.6% year over year. The commercial aerospace increase reflects the continued recovery in the market over the last year, and what we believe is the start of a growth cycle as aircraft build rates at large OEMs are expected to escalate in coming years.

Net income attributable to common stockholders increased by $43.1 to $186.9 for fiscal 2024 compared to fiscal 2023. The net income attributable to common stockholders of $186.9 in fiscal 2024 was impacted by $3.0 of restructuring and consolidation charges incurred, $78.7 of interest expense, $23.0 of preferred stock dividends and $51.9 of income tax expense. The net income attributable to common stockholders of $143.8 in fiscal 2023 was impacted by $8.8 of transition service agreement (TSA) costs associated with the Dodge acquisition, $2.7 of restructuring and consolidation charges incurred at some of our plants located in South Carolina, $76.7 of interest expense, $22.9 of preferred stock dividends and $43.0 of income tax expense.

Gross Margin

	FY24	FY23	$ Change	% Change
Gross Margin....................................	$670.5	$604.8	$65.7	10.9%
Gross Margin %	43.0%	41.2%		

Gross margin was 43.0% of sales for fiscal 2024 compared to 41.2% for the same period last year. Gross margin during fiscal 2024 included $0.3 of inventory rationalization costs associated with consolidation efforts at one of our facilities located in California. Gross margin in fiscal 2023 included $0.2 of inventory rationalization costs associated with consolidation efforts at one of our facilities located in South Carolina. The expansion in margin during fiscal 2024 reflects the combination of continued cost efficiencies achieved through integration, product mix, pricing and the ability to maintain appropriate pricing levels while facing an inflationary environment both as it relates to manufacturing costs and human capital.

Selling, General and Administrative

	FY24	FY23	$ Change	% Change
SG&A	$253.5	$229.7	$23.8	10.4%
% of net sales	16.2%	15.6%		

SG&A expenses increased by $23.8 to $253.5 for fiscal 2024 compared to fiscal 2023. The increase in SG&A was primarily driven by personnel costs, IT costs and other professional fees.

Other, Net

	FY24	FY23	$ Change	% Change
Other, net	$74.8	$82.1	$(7.3)	(8.9)%
% of net sales..................................	4.8%	5.6%		

Other operating expenses for fiscal 2024 totaled $74.8 compared to $82.1 for fiscal 2023. For fiscal 2024, other operating costs consisted primarily of $70.4 of amortization expense, $2.7 of plant consolidation and restructuring costs, $0.2 of bad debt expense, $0.3 of acquisition costs, $0.6 of losses on disposal of assets, and $0.6 of other items. For fiscal 2023, other operating expenses were comprised of $8.9 of TSA costs and other costs associated with the Dodge acquisition, $69.1 of amortization expense, $2.5 of plant consolidation and restructuring costs, $0.8 of bad debt expense, $0.3 of asset impairments, $0.3 of losses on disposal of assets, and $0.2 of other items.

Interest Expense, Net

	FY24	FY23	$ Change	% Change
Interest expense	$78.7	$76.7	$2.0	2.6%
% of net sales	5.0%	5.2%		

Interest expense, net, consists of interest charged on the Company's debt agreements and amortization of deferred financing fees, offset by interest income. Interest expense, net was $78.7 for fiscal 2024 compared to $76.7 for fiscal 2023 as a result of additional interest on our variable rate debt. Though interest rates have steadily increased since the beginning of fiscal 2023, the interest rate swap that we entered into that year (see "Liquidity and Capital Resources" below) has enabled us to manage interest costs as approximately 75% of our debt bears interest at a fixed rate, after giving effect to the interest rate swap agreement in place.

Other Non-Operating Expense

	FY24	FY23	$ Change	% Change
Other non-operating expense	$1.7	$6.6	$(4.9)	(74.0)%
% of net sales	0.1%	0.4%		

Other non-operating expense for fiscal 2024 totaled $1.7, consisting primarily of post-retirement benefit costs. Non-operating costs incurred during fiscal 2023 were $6.6, consisting primarily of costs associated with post-retirement benefit plans led by a $4.3 settlement loss related to the derecognition of $15.6 of pension liabilities and $15.6 of pension assets resulting from an annuity contract executed in March 2023.

Income Taxes

	FY24	FY23
Income tax expense	$51.9	$43.0
Effective tax rate with discrete items	19.8%	20.5%
Effective tax rate without discrete items	22.9%	22.9%

Income tax expense for fiscal 2024 was $51.9 compared to $43.0 for fiscal 2023. Our effective income tax rate for fiscal 2024 was 19.8% compared to 20.5% for fiscal 2023. The effective income tax rates are different from the U.S. statutory rate due to the U.S. credits for increasing research activities and foreign-derived intangible income provision which decrease the rate and differences in foreign and state income taxes which increase the rate. The effective income tax rate for fiscal 2024 of 19.8% included discrete items totaling a benefit of $8.2 which is substantially related to a benefit associated with stock-based compensation, a reduction in unrecognized tax benefits due to the expiration of the statute of limitations, and the accrual of deferred tax assets related to state tax modifications. The effective income tax rate for fiscal 2024 without these discrete items would have been 22.9%. The effective income tax rate for fiscal 2023 of 20.5% included discrete items of $5.1 of benefit comprised substantially of a benefit associated with stock-based compensation and a reduction in unrecognized tax benefits partially due to the expiration of the statute of limitations. The effective income tax rate for fiscal 2023 without these discrete items would have been 22.9%.

Global Minimum Tax

In October 2021, the Organisation for Economic Co-operation and Development ("OECD") announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact legislation in future years. We are continuing to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-US tax jurisdictions in which we operate.

Segment Information

We report our financial results under two operating segments: Aerospace/Defense and Industrial. We use gross margin as the primary measurement to assess the financial performance of each reportable segment.

Aerospace/Defense Segment:

	FY24	FY23	$ Change	% Change
Net sales	$519.4	$430.3	$89.1	20.7%
Gross margin	$208.8	$171.0	$37.8	22.2%
Gross margin %	40.2%	39.7%		
SG&A	$ 37.8	$ 31.1	$6.7	21.7%
% of segment net sales	7.3%	7.2%		

Net sales increased $89.1, or 20.7%, for fiscal 2024 compared to fiscal 2023. Commercial aerospace, which consisted of $278.5 of OEM and $75.3 of distribution and aftermarket, increased by 20.3% compared to fiscal 2023 when OEM net sales were $234.4 and distribution and aftermarket net sales were $59.7. This was driven by a continuing recovery as build rates and orders escalated in the OEM markets and the aftermarket began to pick up. Our defense markets, which consisted of $135.3 of OEM and $30.3 of distribution and aftermarket, increased by 21.6% compared to fiscal 2023 when OEM net sales were $110.3 and distribution and aftermarket net sales were $25.9.

During the year, we saw improvement in the sales and order volume to our commercial aerospace customers as aircraft build rates continued to grow. Our backlog and recent results reflect the early stages of this process which we expect to continue to see in upcoming quarters. Our defense markets, which represented about 31.9% of sales, increased by approximately 21.6% during the period, driven by increased sales and order volume in the marine and helicopter end markets. Overall distribution and aftermarket sales, which represent 20.3% of segment sales, were up 23.4% year over year.

Gross margin was $208.8, or 40.2% of net sales, in fiscal 2024 compared to $171.0, or 39.7% of sales, for the same period in fiscal 2023. We anticipate margin expansion in the next year as the increasing orders on commercial products add volume through our plants driving cost efficiencies.

Industrial Segment:

	FY24	FY23	$ Change	% Change
Net sales	$1,040.9	$1,039.0	$1.9	0.2%
Gross margin	$ 461.7	$433.8	$27.9	6.4%
Gross margin %	44.4%	41.8%		
SG&A	$ 132.8	$ 122.5	$ 10.3	8.4%
% of segment net sales	12.8%	11.8%		

Net sales increased $1.9, or 0.2%, during fiscal 2024 compared to the same period last year. The continued strong performance was driven by the energy, mining, and general industrial markets. Sales to distribution and the aftermarket were $707.6 in fiscal 2024 compared to $691.7 in the prior year, a 2.3% year over year increase. OEM sales were $333.3 for fiscal 2024 compared to $347.3 in the prior year. The 4.0% decrease in OEM sales compared to the prior year was primarily due to some softness in the semicon end market.

Gross margin was $461.7, or 44.4% of net sales, in fiscal 2024 compared to $433.8, or 41.8% of sales, for the same period in fiscal 2023. The gross margin for the fiscal 2023 included the unfavorable impact of $0.2 associated with inventory rationalization costs at one of our plants in South Carolina. The expansion in margin year over year was led by cost efficiencies achieved through synergy, product mix, and maintenance of appropriate pricing levels to offset the inflationary environment primarily driven by the cost of materials, energy and human capital.

Corporate:

	FY24	FY23	$ Change	% Change
SG&A	$82.9	$76.1	$ 6.8	9.0%
% of total net sales...........................	5.3%	5.2%		

Corporate SG&A increased $6.8 or 9.0% for fiscal 2024 compared to fiscal 2023 due to increased spend in IT and personnel-related costs. As a percentage of net sales, Corporate SG&A was relatively flat year over year.

Liquidity and Capital Resources

Our business is capital-intensive. Our capital requirements include manufacturing equipment and materials. In addition, we have historically fueled our growth, in part, through acquisitions. We have historically met our working capital, capital expenditure requirements and acquisition funding needs through our net cash flows provided by operations, various debt arrangements and sale of equity to investors. We believe that operating cash flows and available credit under our revolving bank credit facilities will provide adequate resources to fund internal growth initiatives for the foreseeable future.

Our ability to meet future working capital, capital expenditures and debt service requirements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, particularly interest rates, cyclical changes in our end markets and prices for steel and our ability to pass through price increases on a timely basis, many of which are outside of our control. In addition, future acquisitions could have a significant impact on our liquidity position and our need for additional funds.

From time to time, we evaluate our existing facilities and operations and their strategic importance to us. If we determine that a given facility or operation does not have future strategic importance, we may sell, relocate, consolidate or otherwise dispose of those operations. Although we believe our operations would not be materially impaired by such dispositions, relocations or consolidations, we could incur significant cash or non-cash charges in connection with them.

Liquidity

As of March 30, 2024, we had cash and cash equivalents of $63.5, of which, approximately $25.9 was cash held by our foreign operations. We expect that our undistributed foreign earnings will be re-invested indefinitely for working capital, internal growth and acquisitions for and by our foreign subsidiaries. As discussed in further detail below, we also have the ability to borrow money from our existing credit facilities.

Domestic Credit Facility

In fiscal 2022, RBC Bearings Incorporated, our top holding company, and our Roller Bearing Company of America, Inc. subsidiary ("RBCA") entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo"), as Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer and the other lenders party thereto. The Credit Agreement provides the Company with (a) a $1,300.0 term loan (the "Term Loan"), which was used to fund a portion of the cash purchase price for the acquisition of Dodge Industrial, Inc. ("Dodge") and to pay related fees and expenses, and (b) a $500.0 revolving credit facility (the "Revolving Credit Facility" and together with the Term Loan, the "Facilities"). Debt issuance costs associated with the Credit Agreement totaled $14.9 and are being amortized over the life of the Credit Agreement.

Initially, amounts outstanding under the Facilities generally bore interest at either, at the Company's option, (a) a base rate determined by reference to the higher of (i) Wells Fargo's prime lending rate, (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the one-month LIBOR rate plus 1.00% or (b) the LIBOR rate plus a specified margin, depending on the type of borrowing being made. The applicable margin was based on the Company's consolidated ratio of total net debt to consolidated EBITDA (as defined within the Credit Agreement) from time to time. In December 2022, the Credit Agreement was amended to replace LIBOR with the secured overnight financing rate administered by the Federal Reserve Bank of New York ("SOFR") so that borrowings under the Facilities denominated in U.S. dollars bear interest at a rate per annum equal to Term SOFR (as defined in the Credit Agreement) plus a credit spread adjustment of 0.10% plus a margin ranging from 0.75% to 2.00% depending on the Company's consolidated ratio of total net debt to consolidated EBITDA. The Facilities are subject to a SOFR floor of 0.00%. As of March 30, 2024, the Company's margin was 1.25% for SOFR loans, the commitment fee rate was 0.20%, and the letter of credit fee rate was 1.25%. A portion of the Term Loan is subject to a fixed-rate interest swap as discussed in Note 13.

The Term Loan matures in November 2026 and amortizes in quarterly installments with the balance payable on the maturity date. The Company can elect to prepay some or all of the outstanding balance from time to time without penalty, which will offset future quarterly amortization installments. Due to prepayments previously made, the required future principal payments on the Term Loan are $0 for fiscal 2025, $0 for fiscal 2026, and $675.0 for fiscal 2027. The Revolving Credit Facility expires in November 2026, at which time all amounts outstanding under the Revolving Credit Facility will be payable.

The Credit Agreement requires the Company to comply with various covenants, including the following financial covenants: (a) a maximum Total Net Leverage Ratio (as defined within the Credit Agreement) of 5.00:1.00, which maximum Total Net Leverage Ratio shall decrease during certain subsequent test periods as set forth in the Credit Agreement (provided that, no more than once during the term of the Facilities, such maximum ratio applicable at such time may be increased by the Company by 0.50:1.00 for a period of twelve (12) months after the consummation of a material acquisition); and (b) a minimum Interest Coverage Ratio of 2.00:1.00. As of March 30, 2024 the Company was in compliance with all debt covenants.

The Credit Agreement allows the Company to, among other things, make distributions to stockholders, repurchase its stock, incur other debt or liens, or acquire or dispose of assets provided that the Company complies with certain requirements and limitations of the Credit Agreement.

The Company's domestic subsidiaries have guaranteed the Company's obligations under the Credit Agreement, and the Company's obligations and the domestic subsidiaries' guaranty are secured by a pledge of substantially all of the assets of the Company and its domestic subsidiaries.

As of March 30, 2024, $675.0 was outstanding under the Term Loan, $3.7 of the Revolving Credit Facility was being utilized to provide letters of credit to secure the Company's obligations relating to certain insurance programs, and $18.0 of the Revolving Credit Facility had been used to fund the purchase of the business assets of Specline, Inc. which is discussed in Note 9. The Company had the ability to borrow up to an additional $478.3 under the Revolving Credit Facility as of March 30, 2024.

Senior Notes

In fiscal 2022, RBCA issued $500.0 aggregate principal amount of 4.375% Senior Notes due 2029 (the "Senior Notes"). The net proceeds from the issuance of the Senior Notes were approximately $492.0, after deducting initial purchasers' discounts and commissions and offering expenses, and were used to fund a portion of the purchase price for the acquisition of Dodge.

The Senior Notes were issued pursuant to an indenture with Wilmington Trust, National Association, as trustee (the "Indenture"). The Indenture contains covenants limiting the ability of the Company to (i) incur additional indebtedness or guarantee indebtedness, (ii) declare or pay dividends, redeem stock or make other distributions to stockholders, (iii) make investments, (iv) create liens or use assets as security in other transactions, (v) merge or consolidate, or sell, transfer, lease or dispose of substantially all of its assets, (vi) enter into transactions with affiliates, and (vii) sell or transfer certain assets. These covenants contain various exceptions, limitations and qualifications. At any time that the Senior Notes are rated investment grade, certain of these covenants will be suspended.

The Senior Notes are guaranteed jointly and severally on a senior unsecured basis by RBC Bearings and certain of RBCA's existing and future wholly-owned domestic subsidiaries that also guarantee the Credit Agreement.

Interest on the Senior Notes accrues at a rate of 4.375% and is payable semi–annually in cash in arrears on April 15 and October 15 of each year.

The Senior Notes will mature on October 15, 2029. The Company may redeem some or all of the Senior Notes at any time on or after October 15, 2024 at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may also redeem up to 40% of the Senior Notes using the proceeds of certain equity offerings completed before October 15, 2024, at a redemption price equal to 104.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, at any time prior to October 15, 2024, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount, plus a "make–whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the Senior Notes.

Foreign Borrowing Arrangements

One of our foreign subsidiaries, Schaublin SA, has a CHF 5.0 (approximately $5.8 USD) credit line (the "Foreign Credit Line") with Credit Suisse (Switzerland) Ltd. to provide future working capital, if necessary. As of March 30, 2024, $2.2 had been borrowed from the Foreign Credit Line and $0.1 was being utilized to provide a bank guarantee. Fees associated with the Foreign Credit Line are nominal.

Interest Rate Swap

In fiscal 2023, the Company entered into a three-year USD-denominated interest rate swap ("the Swap") from a third-party financial counterparty under the Credit Agreement. The Swap was executed to protect the Company from interest rate volatility on our variable-rate Term Loan Facility. The Swap became effective December 30, 2022 and is comprised of a $600.0 notional with a maturity of three years. We receive a variable rate based on one-month Term SOFR and pay a fixed rate of 4.455%. As of March 30, 2024, approximately 75% of our debt bore interest at a fixed rate after giving effect to the Swap in place. The notional on the Swap will amortize as follows:

Year 1: $600.0
Year 2: $400.0
Year 3: $100.0

The Swap has been designated as a cash flow hedge of the variability of the first unhedged interest payments (the hedged transactions) paid over the hedging relationship's specified time period of three years attributable to the borrowing's contractually specified interest index on the hedged principal of its general borrowing program or replacement or refinancing thereof.

Cash Flows

Fiscal 2024 Compared to Fiscal 2023

The following table summarizes our cash flow activities:

	FY24	FY23	$ Change
Net cash provided by (used in):			
Operating activities	$ 274.7	$ 220.6	$ 54.1
Investing activities	(52.2)	(14.0)	(38.2)
Financing activities	(223.5)	(322.8)	99.3
Effect of exchange rate changes on cash	(0.9)	(1.3)	0.4
(Decrease)/increase in cash and cash equivalents	$ (1.9)	$ (117.5)	$ 115.6

During fiscal 2024, we generated cash of $274.7 from operating activities compared to $220.6 for fiscal 2023. The increase of $54.1 was mainly the result of a $43.2 increase in net income and a $12.4 favorable change in non-cash activity partially offset by a net unfavorable change in operating assets and liabilities of $1.5. The unfavorable change in operating assets and liabilities is detailed in the table below. The change in non-cash activity was primarily driven by $3.9 more depreciation and amortization, $3.4 more stock-based compensation and a favorable change in deferred taxes of $9.1, partially offset by $4.2 less amortization of deferred financing costs.

The following chart summarizes the impact on cash flow from operating assets and liabilities for fiscal 2024 versus fiscal 2023.

	FY24	FY23
Cash provided by (used in):		
Accounts receivable	$(13.4)	$7.8
Inventory	(31.6)	(71.7)
Prepaid expenses and other current assets	(2.4)	(5.8)
Other noncurrent assets	(3.0)	(0.8)
Accounts payable	(30.7)	(11.1)
Accrued expenses and other current liabilities	9.0	6.0
Other noncurrent liabilities	(0.5)	4.5
Total change in operating assets and liabilities	$(72.6)	$(71.1)

During fiscal 2024, we used $52.2 for investing activities as compared to $14.0 for fiscal 2023. This increase in cash used was primarily attributable to $19.3 of cash used for acquisitions in fiscal 2024 compared to a favorable purchase price adjustment of $27.5 in fiscal 2023. This was partially offset by $8.8 fewer capital expenditures in fiscal 2024 compared to fiscal 2023.

During fiscal 2024, we used cash of $223.5 for financing activities compared to $322.8 in fiscal 2023. This favorable change was primarily due to $8.8 more proceeds from exercises of employee stock options, $20.3 of proceeds received from our revolving credit facilities and $75.0 less repayment of debt compared to the prior year.

Capital Expenditures

Our capital expenditures in fiscal 2024 were $33.2 compared to $42.0 in fiscal 2023. We expect to make capital expenditures of approximately 3.0% to 3.5% of net sales during fiscal 2025 in connection with our existing business. We funded our fiscal 2024 capital expenditures, and expect to fund fiscal 2025 capital expenditures, principally through existing cash and internally generated funds. We may also make substantial additional capital expenditures in connection with acquisitions.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, valuation of inventories, goodwill and intangible assets, depreciation and amortization, income taxes and tax reserves, the valuation of options and the valuation of business combinations. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe our judgments related to these accounting estimates are appropriate. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. The performance obligations for the majority of RBC's product sales are satisfied at the point in time in which the products are shipped. The Company has determined that the customer obtains control upon shipment of the product based on the shipping terms (i.e. when it ships from RBC's dock or when the product arrives at the customer's dock) and recognizes revenue when control has transferred to the customer. Once a customer has obtained control, the customer is able to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Approximately 98% of the Company's revenue was recognized in this manner based on sales for the fiscal years ended March 30, 2024 and April 1, 2023.

The Company has determined performance obligations are satisfied over time for customer contracts where RBC provides services to customers and also for a limited number of product sales. RBC has determined revenue recognition over time is appropriate for our service revenue contracts as they create or enhance an asset that the customer controls throughout the duration of the contract. Approximately 2% of the Company's revenue was recognized in this manner based on sales for the fiscal years ended March 30, 2024 and April 1, 2023. Revenue recognition over time is appropriate for customer contracts with product sales in which the product sold has no alternative use to RBC without significant economic loss and an enforceable right to payment exists, including a normal profit margin from the customer, in the event of contract termination. These types of contracts comprised less than 1% of total sales for the fiscal years ended March 30, 2024 and April 1, 2023. For both of these types of contracts, revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Company utilizes the cost-to-cost measure of progress for over-time revenue recognition contracts as we believe this measure best depicts the transfer of control to the customer, which occurs as we incur costs on contracts. Revenues, including profits, are recorded proportionally as costs are incurred. Costs to fulfill include labor, materials, subcontractors' costs, and other direct and indirect costs.

Pursuant to the over-time revenue recognition model, revenue may be recognized prior to the customer being invoiced. An unbilled receivable is recorded to reflect revenue that is recognized when (1) the cost-to-cost method is applied and (2) such revenue exceeds the amount invoiced to the customer. Contract assets are included within prepaid expenses and other current assets or other noncurrent assets on the consolidated balance sheets.

Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. We account for inventory under a full absorption method. We record adjustments to the value of inventory based upon past sales history and forecasted plans to sell our inventories. The physical condition, including age and quality, of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Goodwill and Indefinite-Lived Intangible Assets. Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and indefinite-lived intangible assets are not amortized but instead are tested for impairment annually, or when events or circumstances indicate that the carrying value of such asset may not be recoverable. Separate tests are performed for goodwill and indefinite lived intangible assets. We completed a quantitative test of impairment on the indefinite lived intangible assets with no impairment noted in fiscal year 2024. The determination of any goodwill impairment is made at the reporting unit level. The Company determines the fair value of a reporting unit and compares it to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any amount by which the carrying amount exceeds the reporting unit's fair value. The Company applies the income approach (discounted cash flow method) in testing goodwill for impairment. The key assumptions used in the discounted cash flow method used to estimate fair value include the discount rates, revenue growth rates and EBITDA margin which are affected by expectations about future market or economic conditions. Discount rates, revenue growth rates and EBITDA margin are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rate to be used. The discount rate utilized for each reporting unit for our fiscal 2024 test was 10.0% and is indicative of the return an investor would expect to receive for investing in such a business. Terminal growth rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and long-term growth rates. The terminal growth rate used for our fiscal 2024 test was 2.5%. The Company has determined that, to date, no impairment of goodwill exists and fair value of the reporting units exceeded the carrying value in total by approximately 53.5%. The fair value of the reporting units exceeds the carrying value by a minimum of 18.8% at each of the two reporting units. A decrease of 1.0% in our terminal growth rate would not result in impairment of goodwill for any of our reporting units. An increase of 1.0% in our discount rate would not result in impairment of goodwill for any of our reporting units. Assuming no growth in EBITDA margin within the model would not result in impairment of goodwill for any of our reporting units. The Company performs the annual impairment testing during the fourth quarter of each fiscal year. Although no changes are expected, if the actual results of the Company are less favorable than the assumptions the Company makes regarding estimated cash flows, the Company may be required to record an impairment charge in the future.

Valuation of Business Combinations. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their estimated fair values at the date of acquisition, including identifiable intangible assets, which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets acquired in a business combination on detailed valuations which are prepared with the assistance of a specialist and consider our best estimates of inputs and assumptions that a market participant would use. We utilize a specialist for these valuations due to the complexity and estimation uncertainty involved in determining the fair value given the significant assumptions involved. Significant assumptions utilized in the valuation models include discount rates, revenue growth rates and EBITDA margins. We allocate to goodwill any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Transaction costs associated with these acquisitions are expensed as incurred through other, net on the consolidated statements of operations.

Income Taxes. As part of the process of preparing the consolidated financial statements, we are required to estimate the income taxes in each jurisdiction in which we operate. This process involves estimating the actual current tax liabilities together with assessing temporary differences resulting from the differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. We must then assess the likelihood that the deferred tax assets will be recovered, and to the extent that we believe that recovery is not more than likely, we are required to establish a valuation allowance. If a valuation allowance is established or increased during any period, we are required to include this amount as an expense within the tax provision in the consolidated statements of operations. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, accrual for uncertain tax positions and any valuation allowance recognized against net deferred tax assets.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 2.

Impact of Inflation and Changes in Prices of Raw Materials

In fiscal 2024, the economy experienced inflation. We purchase steel at market prices, which fluctuate as a result of supply and demand in the marketplace. To date, we have managed price increases by changing our buying patterns, expanding our vendor network, and passing increases on to our customers through price increases on our products, the assessment of steel surcharges on our customers, or entry into LTAs with our customers containing escalator provisions tied to our invoiced price of steel. However, even if we are able to pass these cost increases to our customers, there may be a time lag of several months between the time we experience a cost increase and when we implement surcharges or price increases, particularly for orders already in our backlog. As a result, our gross margin percentage may decline.

Competitive pressures and the terms of certain of our long-term contracts may require us to absorb at least part of these cost increases, particularly during periods of high inflation. Our principal raw materials are stainless and 52100 wire and rod steel (types of high alloy steel), which have historically been readily available. We have never experienced a work stoppage due to a supply shortage. We maintain multiple sources for raw materials including steel and have various supplier agreements. Through sole-source arrangements, supplier agreements and pricing, we have been able to minimize our exposure to fluctuations in raw material prices.

Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We believe that our sources are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials, and that in most cases readily available alternative materials can be used for most of our raw materials.

Off-Balance Sheet Arrangements

The Company has $3.7 of outstanding standby letters of credit, all of which are under the Revolving Credit Facility. We also have a contractual obligation for licenses related to the implementation and upgrade of an enterprise resource planning ("ERP") system. The remaining contractual obligation related to these ERP license costs of $7.6 will end in June of 2026.

Other than the items noted above, we had no significant off-balance sheet arrangements as of March 30, 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates.

Interest Rates. We currently have variable rate debt outstanding under the Term Loan Facility. We regularly evaluate the impact of interest rate changes on our net income and cash flow and take action to limit our exposure when appropriate. As discussed in "Liquidity and Capital Resources" in Item 7 of this Annual Report, we have utilized an interest rate swap to fix a portion of the variable rate interest expense associated with the Term Loan. As of March 30, 2024, approximately 75% of our debt bears interest at a fixed rate after giving effect to the interest rate swap agreement in place.

Foreign Currency Exchange Rates. As an international company, our operations transact in the following foreign currencies:

- Australia – Australian dollar
- Canada – Canadian dollar
- China – Chinese yuan
- France and Germany – euro
- England – British pound
- India – rupee
- Mexico – peso
- Poland – zloty
- Switzerland – Swiss franc

As a result, we are exposed to risk associated with fluctuating currency exchange rates between the U.S. dollar and these currencies. Foreign currency transaction gains and losses are included in earnings. Approximately 12% of our net sales were impacted by foreign currency fluctuations in fiscal 2024 compared to approximately 12% of net sales in fiscal 2023. For those countries outside the U.S. where we have sales, a strengthening in the U.S. dollar or devaluation in the local currency would reduce the value of our local inventory as presented in our consolidated financial statements. In addition, a stronger U.S. dollar or a weaker local currency would result in reduced net sales, operating profit and shareholders' equity due to the impact of foreign exchange translation on our consolidated financial statements. Fluctuations in foreign currency exchange rates may make our products more expensive or increase our operating costs, affecting our competitiveness and our profitability.

Changes in exchange rates between the U.S. dollar and other currencies and volatile economic, political and market conditions in emerging market countries have in the past adversely affected our financial performance and may in the future adversely affect the value of our assets located outside the United States and our results of operations.

We periodically enter into derivative financial instruments in the form of forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales and purchase transactions denominated in non-functional currencies. As of March 30, 2024, the Company had no forward exchange contracts.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RBC Bearings Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RBC Bearings Incorporated (the Company) as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 30, 2024 and April 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 17, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of Goodwill – Annual impairment evaluation

Description of the Matter	At March 30, 2024, the Company's goodwill was $1,874.9 million. As discussed in Notes 2 and 10 of the consolidated financial statements, goodwill is tested for impairment at the reporting unit level annually, or when events or circumstances indicate that the carrying value of such asset may not be recoverable. The Company estimates the fair value of its reporting units using an income approach, specifically a discounted cash flow analysis.
	Auditing management's annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting units. The fair value estimates

were sensitive to changes in significant assumptions such as the discount rates, revenue growth rates and EBITDA margin which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumptions described above.
	To test the estimated fair value of the Company's reporting units, we performed audit procedures, with the assistance of our valuation specialists, that included, among others, assessing the methodologies utilized and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in the underlying assumptions. In addition, we evaluated the reconciliation of the fair value of the reporting units to the market capitalization of the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Stamford, Connecticut
May 17, 2024

RBC Bearings Incorporated
Consolidated Balance Sheets

(amounts in millions, except share and per share data)

	March 30, 2024	April 1, 2023
ASSETS		
Current assets:		
Cash and cash equivalents...	$ 63.5	$ 65.4
Accounts receivable, net of allowance for doubtful accounts of $4.4 at March 30, 2024 and $3.7 at April 1, 2023	255.2	239.6
Inventory...	622.8	587.2
Prepaid expenses and other current assets	24.0	21.1
Total current assets...	965.5	913.3
Property, plant and equipment, net	361.0	375.3
Operating lease assets, net..	41.4	41.4
Goodwill..	1,874.9	1,869.8
Intangible assets, net	1,391.9	1,452.9
Other noncurrent assets	43.9	37.7
Total assets	$4,678.6	$4,690.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 116.2	$ 146.8
Accrued expenses and other current liabilities	167.3	153.4
Current operating lease liabilities..	7.0	7.6
Current portion of long-term debt...	3.8	1.5
Total current liabilities	294.3	309.3
Long-term debt, less current portion..	1,188.1	1,393.5
Noncurrent operating lease liabilities	35.3	33.9
Deferred income taxes..	284.2	295.1
Other noncurrent liabilities..	124.8	122.7
Total liabilities...	1,926.7	2,154.5
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $.01 par value; authorized shares: 10,000,000 as of March 30, 2024 and April 1, 2023, respectively; issued shares: 4,600,000 as of March 30, 2024 and April 1, 2023, respectively	0.0	0.0
Common stock, $.01 par value; authorized shares: 60,000,000 at March 30, 2024 and April 1, 2023, respectively; issued shares: 30,227,444 and 29,989,948 at March 30, 2024 and April 1, 2023, respectively...	0.3	0.3
Additional paid-in capital...	1,625.2	1,589.9
Accumulated other comprehensive income/(loss)...	0.7	(4.1)
Retained earnings	1,216.8	1,029.9
Treasury stock, at cost, 1,015,053 shares and 966,398 shares at March 30, 2024 and April 1, 2023, respectively..	(91.1)	(80.1)
Total stockholders' equity...	2,751.9	2,535.9
Total liabilities and stockholders' equity	$4,678.6	$4,690.4

See accompanying notes.

RBC Bearings Incorporated
Consolidated Statements of Operations
(amounts in millions, except share and per share data)

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Net sales	$1,560.3	$1,469.3	$942.9
Cost of sales	889.8	864.5	585.8
Gross margin	670.5	604.8	357.1
Operating expenses:			
Selling, general and administrative	253.5	229.7	167.6
Other, net	74.8	82.1	68.4
Total operating expenses	328.3	311.8	236.0
Operating income	342.2	293.0	121.1
Interest expense, net	78.7	76.7	41.5
Other non-operating expense	1.7	6.6	0.9
Income before income taxes	261.8	209.7	78.7
Provision for income taxes	51.9	43.0	24.0
Net income	$ 209.9	$ 166.7	$ 54.7
Preferred stock dividends	23.0	22.9	12.0
Net income attributable to common stockholders	$ 186.9	$ 143.8	$ 42.7
Net income per common share attributable to common stockholders:			
Basic	$ 6.47	$ 5.00	$ 1.58
Diluted	$ 6.41	$ 4.94	$ 1.56
Weighted average common shares:			
Basic	28,917,008	28,764,092	26,946,355
Diluted	29,189,056	29,072,429	27,311,029

See accompanying notes.

RBC Bearings Incorporated
Consolidated Statements of Comprehensive Income
(amounts in millions)

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Net income	$209.9	$166.7	$54.7
Pension and postretirement liability adjustments, net of taxes [1]	0.4	9.4	4.2
Change in fair value of derivatives, net of taxes [2]	3.4	(2.2)	—
Foreign currency translation adjustments	1.0	(5.5)	0.4
Total comprehensive income	$214.7	$168.4	$59.3

[1] These adjustments were net of tax expense of $0.4, tax expense of $2.0 and tax expense of $1.1 in fiscal 2024, 2023 and 2022, respectively.

[2] These adjustments were net of tax expense of $1.0 and net of tax benefit of $0.6 in fiscal 2024 and fiscal 2023, respectively.

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Stockholders' Equity

(amounts in millions, except share data)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at April 3, 2021	26,110,320	$0.3	—	$—	$462.6	$(10.4)	$843.4	(884,701)	$(63.8)	$1,232.1
Net income	—	—	—	—	—	—	54.7	—	—	54.7
Stock-based compensation	—	—	—	—	32.9	—	—	—	—	32.9
Preferred stock dividends	—	—	—	—	—	—	(12.0)	—	—	(12.0)
Repurchase of common stock	—	—	—	—	—	—	—	(43,621)	(8.6)	(8.6)
Exercise of equity awards	149,896	0.0	—	—	18.0	—	—	—	—	18.0
Change in pension and post-retirement plan benefit adjustments, net of tax expense of $1.1	—	—	—	—	—	4.2	—	—	—	4.2
Issuance of restricted stock, net of forfeitures	96,992	—	—	—	—	—	—	—	—	—
Preferred stock issuance, net of issuance costs	—	—	4,600,000	0.0	445.3	—	—	—	—	445.3
Common stock issuance, net of issuance costs	3,450,000	0.0	—	—	605.5	—	—	—	—	605.5
Currency translation adjustments	—	—	—	—	—	0.4	—	—	—	0.4
Balance at April 2, 2022	29,807,208	$0.3	4,600,000	$0.0	$1,564.3	$(5.8)	$886.1	(928,322)	$(72.4)	$2,372.5
Net income	—	—	—	—	—	—	166.7	—	—	166.7
Stock-based compensation	—	—	—	—	14.0	—	—	—	—	14.0
Preferred stock dividends	—	—	—	—	—	—	(22.9)	—	—	(22.9)
Repurchase of common stock	—	—	—	—	—	—	—	(38,076)	(7.7)	(7.7)
Exercise of equity awards	116,563	0.0	—	—	11.6	—	—	—	—	11.6
Change in pension and post-retirement plan benefit adjustments, net of tax expense of $2.0	—	—	—	—	—	9.4	—	—	—	9.4
Issuance of restricted stock, net of forfeitures	66,177	—	—	—	—	—	—	—	—	—
Change in fair value of derivatives, net of tax benefit of $0.6	—	—	—	—	—	(2.2)	—	—	—	(2.2)
Currency translation adjustments	—	—	—	—	—	(5.5)	—	—	—	(5.5)
Balance at April 1, 2023	29,989,948	$0.3	4,600,000	$0.0	$1,589.9	$(4.1)	$1,029.9	(966,398)	$(80.1)	$2,535.9
Net income	—	—	—	—	—	—	209.9	—	—	209.9
Stock-based compensation	—	—	—	—	14.9	—	—	—	—	14.9
Preferred stock dividends	—	—	—	—	—	—	(23.0)	—	—	(23.0)
Repurchase of common stock	—	—	—	—	—	—	—	(48,655)	(11.0)	(11.0)
Exercise of equity awards	168,321	0.0	—	—	20.4	—	—	—	—	20.4
Change in pension and post-retirement plan benefit adjustments, net of tax expense of $0.4	—	—	—	—	—	0.4	—	—	—	0.4
Issuance of restricted stock, net of forfeitures	69,175	—	—	—	—	—	—	—	—	—
Change in fair value of derivatives, net of tax expense of $1.0	—	—	—	—	—	3.4	—	—	—	3.4
Currency translation adjustments	—	—	—	—	—	1.0	—	—	—	1.0
Balance at March 30, 2024	30,227,444	$0.3	4,600,000	$0.0	$1,625.2	$0.7	$1,216.8	(1,015,053)	$(91.1)	$2,751.9

See accompanying notes.

RBC Bearings Incorporated
Consolidated Statements of Cash Flows
(amounts in millions)

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Cash flows from operating activities:			
Net income	$ 209.9	$ 166.7	$ 54.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	119.3	115.4	65.5
Deferred income taxes	(12.3)	(21.4)	0.2
Amortization of deferred financing costs	3.0	7.2	18.9
Consolidation and restructuring and other non-cash charges	2.6	2.3	2.4
Noncash operating lease expense	6.8	7.2	5.8
Loss on extinguishment of debt	—	—	1.0
Stock-based compensation	17.4	14.0	32.9
Loss on disposition of assets	0.6	0.3	0.3
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(13.4)	7.8	(53.5)
Inventory	(31.6)	(71.7)	(16.2)
Prepaid expenses and other current assets	(2.4)	(5.8)	(1.8)
Other noncurrent assets	(3.0)	(0.8)	(8.2)
Accounts payable	(30.7)	(11.1)	52.4
Accrued expenses and other current liabilities	9.0	6.0	22.1
Other noncurrent liabilities	(0.5)	4.5	3.8
Net cash provided by operating activities	274.7	220.6	180.3
Cash flows from investing activities:			
Capital expenditures	(33.2)	(42.0)	(29.8)
Acquisition of businesses and related purchase price adjustments	(19.3)	27.5	(2,908.2)
Purchase of marketable securities	—	—	(30.0)
Proceeds from sale of marketable securities	—	—	120.5
Proceeds from sale of assets	0.3	0.5	0.0
Net cash used in investing activities	(52.2)	(14.0)	(2,847.5)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of issuance costs	—	—	605.5
Proceeds from issuance of preferred stock, net of issuance costs	—	—	445.3
Proceeds from term loans, net of financing costs	—	—	1,285.8
Proceeds from senior notes, net of financing costs	—	—	494.2
Proceeds from revolving credit facilities	20.3	—	—
Finance fees paid in connection with credit facilities and senior notes	—	(0.1)	(19.5)
Repayments of term loans	(225.0)	(300.0)	(113.0)
Repayments of notes payable	(1.6)	(0.5)	(0.5)
Principal payments on finance lease obligations	(3.6)	(3.2)	(1.6)
Preferred stock dividends paid	(23.0)	(22.9)	(7.1)
Repurchase of common stock	(11.0)	(7.7)	(8.6)
Proceeds from exercise of equity awards	20.4	11.6	18.0
Net cash provided by/(used in) financing activities	(223.5)	(322.8)	2,698.5
Effect of exchange rate changes on cash	(0.9)	(1.3)	0.5
Cash and cash equivalents:			
(Decrease)/increase during the year	(1.9)	(117.5)	31.8
Cash and cash equivalents, at beginning of year	65.4	182.9	151.1
Cash and cash equivalents, at end of year	$ 63.5	$ 65.4	$ 182.9
Supplemental disclosures of cash flow information:			
Cash paid for:			
Income taxes	$ 56.4	$ 60.4	$ 17.1
Interest	75.7	69.9	11.6

See accompanying notes.

(amounts in millions, except share and per share data)

1. Organization and Business

RBC Bearings Incorporated, together with its subsidiaries, is an international manufacturer and marketer of highly engineered precision bearings, components and essential systems for the industrial, defense and aerospace industries, which are integral to the manufacture and operation of most machines, aircraft and mechanical systems, to reduce wear to moving parts, facilitate proper power transmission, reduce damage and energy loss caused by friction and control pressure and flow. The terms "we," "us," "our," "RBC" and the "Company" mean RBC Bearings Incorporated and its subsidiaries, unless the context indicates another meaning. While we manufacture products in all major categories, we focus primarily on highly technical or regulated bearing products and engineered products for specialized markets that require sophisticated design, testing and manufacturing capabilities. We believe our unique expertise has enabled us to garner leading positions in many of the product markets in which we primarily compete. Over the past 19 years, we have broadened our end markets, products, customer base and geographic reach. We currently have 54 facilities in 11 countries, of which 38 are manufacturing facilities.

The Company operates in two reportable business segments—aerospace/defense and industrial—in which it manufactures roller bearing components and assembled parts and designs and manufactures high-precision roller and ball bearings. The Company sells to a wide variety of original equipment manufacturers ("OEMs") and distributors who are widely dispersed geographically. No one customer accounted for more than 17% of the Company's net sales in fiscal 2024, 16% of net sales in fiscal 2023 and 11% of net sales in fiscal 2022. The Company's segments are further discussed in Note 20.

2. Summary of Significant Accounting Policies

General

The consolidated financial statements include the accounts of RBC Bearings Incorporated and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company has a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal year 2024 contained 52 weeks, fiscal year 2023 contained 52 weeks and fiscal year 2022 contained 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, valuation of inventories, goodwill and intangible assets, depreciation and amortization, income taxes and tax reserves, purchase price allocation for acquired assets and liabilities, and the valuation of options.

Revenue Recognition

A contract with a customer exists when there is commitment and approval from both parties involved, the rights of the parties are identified, payment terms are defined, the contract has commercial substance, and collectability of consideration is probable. The Company has determined that the contract with the customer is established when the customer purchase order is accepted or acknowledged. LTAs are used by the Company and certain of its customers to reduce their supply uncertainty for a period of time, typically multiple years. While these LTAs define commercial terms including pricing, termination rights and other contractual requirements, they do not represent the contract with the customer for revenue recognition purposes.

When the Company accepts or acknowledges a customer purchase order, the type of good or service is defined on a line-by-line basis. The majority of the Company's revenue relates to the sale of goods and contains a single performance obligation for each distinct good. The remainder of the Company's revenue from customers is generated from services performed. These services include repair and refurbishment work performed on customer-controlled assets as well as design and test work.

Transaction price reflects the amount of consideration that the Company expects to be entitled to in exchange for transferred goods or services. A contract's transaction price is allocated to each distinct performance obligation and revenue is

recognized as the performance obligation is satisfied. The Company generally sells products and services with observable standalone selling prices.

The performance obligations for the majority of RBC's product sales are satisfied at the point in time in which the products are shipped. The Company has determined that the customer obtains control upon shipment of the product based on the shipping terms (i.e. when it ships from RBC's dock or when the product arrives at the customer's dock) and recognizes revenue when control has transferred to the customer. Once a customer has obtained control, the customer is able to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

The Company has determined performance obligations are satisfied over time for customer contracts where RBC provides services to customers and also for a limited number of product sales. RBC has determined revenue recognition over time is appropriate for our service revenue contracts as they create or enhance an asset that the customer controls throughout the duration of the contract. Revenue recognition over time is appropriate for customer contracts with product sales in which the product sold has no alternative use to RBC without significant economic loss and an enforceable right to payment exists, including a normal profit margin from the customer, in the event of contract termination. These types of contracts comprised less than 1% of total sales for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022, respectively. For both of these types of contracts, revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Company utilizes the cost-to-cost measure of progress for over-time revenue recognition contracts as the Company believes this measure best depicts the transfer of control to the customer, which occurs as the Company incurs costs on contracts. Revenues, including profits, are recorded proportionally as costs are incurred. Costs to fulfill include labor, materials, subcontractors' costs, and other direct and indirect costs.

Contract costs are the incremental costs of obtaining and fulfilling a contract (i.e., costs that would not have been incurred if the contract had not been obtained) to provide goods and services to customers. Contract costs largely consist of design and development costs for molds, dies and other tools that RBC will own and that will be used in producing the products under the supply arrangements. These contract costs are amortized to expense on a systematic and rational basis over a period consistent with the transfer to the customer of the goods or services to which the asset relates and are recorded in cost of sales. Costs incurred to obtain a contract are primarily related to sales commissions and are expensed as incurred. These costs are included within selling, general and administrative costs on the consolidated statements of operations.

In certain contracts, the Company facilitates shipping and handling activities after control has transferred to the customer. The Company has elected to record all shipping and handling activities as costs to fulfill a contract. In situations where the shipping and handling costs have not been incurred at the time revenue is recognized, the estimated shipping and handling costs are accrued.

Government Assistance

Like other companies involved in the aerospace industry that were impacted by the COVID-19 pandemic, the Company took part in the Aviation Manufacturing Jobs Protection ("AMJP") program. The AMJP program provided funding to eligible businesses to pay a portion of their compensation costs for certain categories of employees for a period of time as part of a U.S. Department of Transportation program designed to maintain jobs in the aviation industry. During the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022, the Company recorded grant revenue of $0.0, $3.1 and $4.4, respectively, all of which was recorded within cost of sales on the consolidated statements of operations. The Company does not expect to receive any future grant revenue associated with the AMJP program. The Company is not currently receiving grant revenue from any other sources and does not anticipate doing so in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash accounts with various banks and has not experienced any losses in such accounts.

Accounts Receivable, Net and Concentration of Credit Risk

Accounts receivable include amounts billed and currently due from customers. The amounts due are stated at their estimated net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company uses an expected credit loss model to estimate the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses considers historical information, current information and reasonable and supportable forecasts, including estimates of prepayments. Financial instruments with similar risk characteristics are grouped together when estimating expected credit losses. The Company will write off accounts receivable after reasonable collection efforts have been made and the accounts are deemed uncollectible.

The Company sells to a large number of OEMs and distributors who service the aftermarket. The Company's credit risk associated with accounts receivable is minimized due to its customer base and wide geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral or charge interest on outstanding amounts. The Company had concentrations of credit risk with no individual customer greater than 10% as of March 30, 2024 or April 1, 2023 with the exception of Motion Industries. Approximately 16% and 15% of accounts receivable at both March 30, 2024 and April 1, 2023, respectively, were attributable to Motion Industries.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. The Company accounts for inventory under a full absorption method, and records adjustments to the value of inventory based upon past sales history and forecasted plans to sell our inventories. The physical condition, including age and quality, of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Contract Assets (Unbilled Receivables)

Pursuant to the over-time revenue recognition model, revenue may be recognized prior to the customer being invoiced. An unbilled receivable is recorded to reflect revenue that is recognized when (1) the cost-to-cost method is applied and (2) such revenue exceeds the amount invoiced to the customer. Contract assets are included within prepaid expenses and other current assets or other noncurrent assets on the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization of property, plant and equipment, is recorded using the straight-line method over the estimated useful lives of the respective assets. Depreciation of assets is reported within depreciation and amortization. Expenditures for normal maintenance and repairs are charged to expense as incurred.

The estimated useful lives of the Company's property, plant and equipment are as follows:

Buildings and improvements....................	20-30 years
Machinery and equipment........................	3-15 years
Leasehold improvements.........................	Shorter of the term of lease or estimated useful life

Leases

The Company determines if an arrangement is a lease at contract inception. For leases where the Company is the lessee, it recognizes lease assets and related lease liabilities at the lease commencement date based on the present value of lease payments over the lease term. The lease term is the noncancellable period for which a lessee has the right to use an underlying asset, including periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For renewal options, the Company performs an assessment at commencement if it is reasonably likely to exercise the option. The assessment is based on the Company's intentions, past practices, estimates and factors that create an economic incentive for the Company. Generally, the Company is not reasonably certain to exercise the renewal option in a lease contract, with the exception of some of our leased manufacturing facilities. While some of the Company's leases include options allowing early termination of the lease, the Company historically has not terminated its lease agreements early unless there is an economic, financial or business reason to do so; therefore, the Company does not typically consider the termination option in its lease term at commencement.

The Company must classify each lease as a finance lease or an operating lease. The Company's finance leases are included in property, plant and equipment, net. Amortization of these assets is included in depreciation and amortization expense. The Company's operating leases consist of rent commitments under various leases for office space, warehouses, land and buildings.

Most of the Company's leases do not provide an implicit interest rate. As a result, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Subsequent to the initial measurement, the lease liability continues to be measured at the present value of unpaid lease payments throughout the lease term. The lease liability is remeasured if the lease is modified and the modification is not accounted for as a separate contract, there is a change in the assessment of the lease term, the assessment of a purchase option exercise or the amount probable of being owed under a residual value guarantee, or a contingency is resolved resulting in some or all of the variable lease payments becoming fixed payments. Subsequent to the initial measurement, the right-of-use asset for a finance lease is equivalent to the initial measurement less accumulated amortization and any accumulated impairment losses. Generally, amortization of finance leases is recorded to cost of sales on a straight-line basis over the lease term. Subsequent to initial measurement, the right-of-use asset for an operating lease is equivalent to initial measurement less accumulated amortization.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and indefinite-lived intangible assets are not amortized but instead are tested for impairment annually, or when events or circumstances indicate that the carrying value of such asset may not be recoverable. Separate tests are performed for goodwill and indefinite lived intangible assets. We completed a quantitative test of impairment on the indefinite lived intangible assets with no impairment noted in fiscal year 2024. The determination of any goodwill impairment is made at the reporting unit level. The Company determines the fair value of a reporting unit and compares it to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any amount by which the carrying amount exceeds the reporting unit's fair value. The Company applies the income approach (discounted cash flow method) in testing goodwill for impairment. The key assumptions used in the discounted cash flow method used to estimate fair value include the discount rates, revenue growth rates and EBITDA margin which are affected by expectations about future market or economic conditions. Discount rates, revenue growth rates and EBITDA margin are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rate to be used. The discount rate utilized for each reporting unit for our fiscal 2024 test was 10.0% and is indicative of the return an investor would expect to receive for investing in such a business. Terminal growth rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and long-term growth rates. The terminal growth rate used for our fiscal 2024 test was 2.5%. The Company has determined that, to date, no impairment of goodwill exists and fair value of the reporting units exceeded the carrying value in total by approximately 53.5%. The fair value of the reporting units exceeds the carrying value by a minimum of 18.8% at each of the two reporting units.

Contract Liabilities (Deferred Revenue)

The Company may receive a customer advance or deposit prior to revenue being recognized. Since the performance obligations related to such advances may not have been satisfied, a contract liability is established. Contract liabilities are included within accrued expenses and other current liabilities or other noncurrent liabilities on the consolidated balance sheets until the respective revenue is recognized. Advance payments are not considered a significant financing component as the timing of the transfer of the related goods or services is at the discretion of the customer.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company is exposed to certain tax contingencies in the ordinary course of business and records those tax liabilities in accordance with the guidance for accounting for uncertain tax positions.

Temporary differences relate primarily to the timing of deductions for depreciation, stock-based compensation, goodwill amortization relating to the acquisition of operating divisions, amortization of intangible assets, basis differences arising from acquisition accounting, pension and retirement benefits, and various accrued and prepaid expenses. Deferred tax assets and liabilities are recorded at the rates expected to be in effect when the temporary differences are expected to reverse.

Global Minimum Tax

In October 2021, the OECD announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact legislation in future years. We are continuing to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-US tax jurisdictions in which we operate.

Net Income Per Share Attributable to Common Stockholders

Basic net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding.

Diluted net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the sum of the weighted-average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and the conversion of MCPS (*i.e.*, our outstanding preferred stock) to common shares.

We exclude outstanding stock options, stock awards and the MCPS from the calculations if the effect would be anti-dilutive. The dilutive effect of the MCPS is calculated using the if-converted method. The if-converted method assumes that these securities were converted to shares of common stock at the beginning of the reporting period to the extent that the effect is dilutive. If the effect is anti-dilutive, we calculate net income per share attributable to common stockholders by adjusting net income in the numerator for the effect of the cumulative MCPS dividends for the respective period.

For the fiscal years ended March 30, 2024 and April 1, 2023, the effect of assuming the conversion of the 4,600,000 shares of MCPS into shares of common stock was anti-dilutive, and therefore excluded from the calculation of diluted earnings per share attributable to common stockholders. Accordingly, net income was reduced by cumulative MCPS dividends, as presented in our consolidated statement of operations, for purposes of calculating net income attributable to common stockholders.

For the fiscal year ended March 30, 2024, 120,954 employee stock options and 250 restricted shares were excluded from the calculation of diluted earnings per share attributable to common stockholders. For the fiscal year ended April 1, 2023, 110,368 employee stock options and 1,185 restricted shares were excluded from the calculation of diluted earnings per share attributable to common stockholders. At April 2, 2022, 179,289 employee stock options and 325 restricted shares were excluded from the calculation of diluted earnings per share attributable to common stockholders. The inclusion of these employee stock options and restricted shares would have been anti-dilutive.

The table below reflects the calculation of weighted-average shares outstanding for each period presented as well as the computation of basic and diluted net income per share attributable to common stockholders.

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Net income	$209.9	$166.7	$54.7
Preferred stock dividends	23.0	22.9	12.0
Net income attributable to common stockholders	$186.9	$143.8	$42.7
Denominator:			
Denominator for basic net income per share attributable to common stockholders — weighted-average shares outstanding	28,917,008	28,764,092	26,946,355
Effect of dilution due to employee stock awards	272,048	308,337	364,674
Denominator for diluted net income per share attributable to common stockholders — weighted-average shares outstanding	29,189,056	29,072,429	27,311,029
Basic net income per share attributable to common stockholders	$ 6.47	$ 5.00	$ 1.58
Diluted net income per share attributable to common stockholders	$ 6.41	$ 4.94	$ 1.56

Impairment of Long-Lived Assets

The Company assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever indicators of impairment are present. For amortizable long-lived assets to be held and used, if indicators of impairment are present, management determines whether the sum of the estimated undiscounted future cash flows is less than the carrying amount. The amount of asset impairment, if any, is based on the excess of the carrying amount over its fair value, which is estimated based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. During fiscal year 2024, impairment charges related to machinery and equipment and certain patents and trademarks totaling $2.5 were recorded based on our internal assessments performed.

Long-lived assets to be disposed of by sale or other means are reported at the lower of carrying amount or fair value, less costs to sell.

Foreign Currency Translation and Transactions

Assets and liabilities of the Company's foreign operations are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities from their functional currencies to the reporting currency are included in accumulated other comprehensive income (loss), while gains and losses resulting from foreign currency transactions are included in other non-operating expense (income).

Research and Development

Costs are incurred in connection with efforts aimed at discovering and implementing new knowledge that is critical to developing new products, processes or services, significantly improving existing products or services, and developing new applications for existing products and services. Research and development costs for the creation of new and improved products, processes and services were approximately $33.0, $31.8 and $27.6, for fiscal years 2024, 2023 and 2022, respectively.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Inputs used to measure fair value are within a hierarchy consisting of three levels. Level 1 inputs represent unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs represent unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs represent unobservable inputs for the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accruals, and other current liabilities approximate their fair value due to their short-term nature.

The carrying amounts of the Company's borrowings under the Facilities approximate fair value, as these obligations have interest rates which vary in conjunction with current market conditions and have been classified as Level 2 in the valuation hierarchy. The Senior Notes are reported at carrying value on the consolidated balance sheets. The fair value of the Senior Notes as of March 30, 2024 was $456.8 and was computed based on quoted market prices (observable inputs) and classified as Level 1 of the fair value hierarchy. The fair value of the interest rate swap was $1.6 at March 30, 2024, measured using Level 2 inputs. This amount is included in other noncurrent liabilities on the Company consolidated balance sheets. The fair value of the interest rate swap remaining in accumulated other comprehensive income, net of taxes, was $1.2 as of March 30, 2024.

Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) that relate to the Company are net income, foreign currency translation adjustments and pension plan and postretirement benefits, all of which are presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

The following summarizes the activity within each component of accumulated other comprehensive income (loss), net of taxes:

	Currency Translation	Change in Fair Value of Derivatives	Pension and Postretirement Liability	Total
Balance at April 1, 2023	$(4.6)	$(2.2)	$ 2.7	$(4.1)
Reclassification to net income	—	4.2	—	4.2
Net loss on foreign currency translation	1.0	—	—	1.0
Amortization of net gain, net of tax expense of $0.4	—	—	0.4	0.4
Gain on derivative instrument, net of tax expense of $0.9	—	(0.8)	—	(0.8)
Net current period other comprehensive income	1.0	3.4	0.4	4.8
Balance at March 30, 2024	$(3.6)	$ 1.2	$ 3.1	$ 0.7

Stock-Based Compensation

The Company recognizes stock-based compensation cost relating to all stock-based payment transactions in the financial statements based upon the grant-date fair value of the instruments issued over the requisite service period. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model. The Company estimates expected forfeitures at the grant date and recognizes stock-based compensation costs, accordingly. The Company also recognizes stock-based compensation cost relating to restricted stock awards that are earned by employees prior to being granted as liability awards.

Recent Accounting Pronouncements

In November 2023, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments in ASU 2023-07 improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. Following the release of ASU 2023-07 in November 2023, the effective date will be annual reporting periods beginning after December 15, 2024. As of March 30, 2024, the Company is evaluating the impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Following the release of ASU 2023-09 in December 2023, the effective date will be annual reporting periods beginning after December 15, 2024. As of March 30, 2024, the Company is evaluating the impact on its consolidated financial statements.

Other new pronouncements issued but not effective until after March 30, 2024 are not expected to have a material impact on our financial position, results of operations or liquidity.

3.   Revenue from Contracts with Customers

Disaggregation of Revenue

The following table disaggregates total revenue by end market which is how we view our reportable segments (see Note 20):

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Aerospace/Defense	$519.4	$430.3	$381.5
Industrial	1,040.9	1,039.0	561.4
	$1,560.3	$1,469.3	$942.9

The following table disaggregates total revenue by geographic origin:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
United States	$1,375.4	$1,292.9	$833.4
International...	184.9	176.4	109.5
	$1,560.3	$1,469.3	$942.9

The following table illustrates the approximate percentage of revenue recognized for performance obligations satisfied over time versus the amount of revenue recognized for performance obligations satisfied at a point in time:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Point-in-time..	98%	98%	97%
Over time	2%	2%	3%
	100%	100%	100%

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of orders meeting the definition of a contract in the new revenue standard for which work has not been performed or has been partially performed and excludes unexercised contract options. The duration of the majority of our contracts, as defined by ASC Topic 606, is less than one year. The Company has elected to apply the practical expedient, which allows companies to exclude remaining performance obligations with an original expected duration of one year or less. The aggregate amount of the transaction price allocated to remaining performance obligations for such contracts with a duration of more than one year was approximately $464.4 at March 30, 2024. The Company expects to recognize revenue on approximately 62% and 92% of the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder recognized thereafter.

Contract Balances

The timing of revenue recognition, invoicing and cash collections affect accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) on the consolidated balance sheets. These assets and liabilities are reported on the consolidated balance sheets on an individual contract basis at the end of each reporting period.

Contract Assets (Unbilled Receivables) - Pursuant to the over-time revenue recognition model, revenue may be recognized prior to the customer being invoiced. An unbilled receivable is recorded to reflect revenue that is recognized when (1) the cost-to-cost method is applied and (2) such revenue exceeds the amount invoiced to the customer.

As of March 30, 2024 and April 1, 2023, current contract assets were $6.9 and $4.5, respectively, and included within prepaid expenses and other current assets on the consolidated balance sheets. The increase in contract assets was primarily due to the recognition of revenue related to the satisfaction or partial satisfaction of performance obligations prior to billing partially offset by amounts billed to customers during the period. As of March 30, 2024 and April 1, 2023, the Company did not have any contract assets classified as noncurrent on the consolidated balance sheets.

Contract Liabilities (Deferred Revenue) - The Company may receive a customer advance or deposit, or have an unconditional right to receive a customer advance, prior to revenue being recognized. Since the performance obligations related to such advances may not have been satisfied, a contract liability is established. Advance payments are not considered a significant financing component as the timing of the transfer of the related goods or services is at the discretion of the customer.

As of March 30, 2024 and April 1, 2023, current contract liabilities were $22.5 and $20.6, respectively, and included within accrued expenses and other current liabilities on the consolidated balance sheets. The increase in current contract liabilities was primarily due to advance payments received and the reclassification of a portion of advance payments received from the noncurrent portion of contract liabilities partially offset by revenue recognized on customer contracts. For the year ended March 30, 2024, the Company recognized revenues of $16.4 that were included in the contract liability balance as of April 1, 2023. For the year ended April 1, 2023, the Company recognized revenues of $13.1 that were included in the contract liability balance at April 2, 2022.

As of March 30, 2024 and April 1, 2023, noncurrent contract liabilities were $19.9 and $19.8, respectively, and included within other noncurrent liabilities on the consolidated balance sheets. The increase in noncurrent contract liabilities was primarily due to advance payments received partially offset by the reclassification of a portion of advance payments received to the current portion of contract liabilities.

Variable Consideration

The amount of consideration to which the Company expects to be entitled in exchange for the goods and services is not generally subject to significant variations. However, the Company does offer certain customers rebates, prompt payment discounts, end-user discounts, the right to return eligible products, and/or other forms of variable consideration. The Company estimates this variable consideration using the expected value amount, which is based on historical experience. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company adjusts the estimate of revenue at the earlier of when the amount of consideration the Company expects to receive changes or when the consideration becomes fixed. Accrued customer rebates were $38.0 and $39.6 at March 30, 2024 and April 1, 2023, respectively, and are included within accrued expenses and other current liabilities on the consolidated balance sheets.

4.   Fair Value

Fair value is defined as the price that would be expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As a result of the occurrence of triggering events such as purchase accounting for acquisitions, the Company measures certain assets and liabilities based on Level 3 inputs.

Recurring Fair Value Measurements

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, trade accounts payable, short-term borrowings, long-term debt, and a derivative in the form of an interest rate swap. Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, trade accounts payable, accrued expenses and short-term borrowings are a reasonable estimate of their fair value. Long-term assets held on our balance sheets related to benefit plan obligations are measured at fair value. The fair value of the Company's long-term fixed-rate debt, based on quoted market prices, was $456.8 and $450.0 at March 30, 2024 and April 1, 2023, respectively. The carrying value of this debt was $494.2 at March 30, 2024 and $493.3 at April 1, 2023. The fair value of long-term fixed-rate debt was measured using Level 1 inputs. Due to the nature of fair value calculations for variable-rate debt, the carrying value of the Company's long-term variable-rate debt is a reasonable estimate of its fair value. The fair value of the interest rate swap was $1.6 and $2.8 at March 30, 2024 and April 1, 2023, respectively, and was measured using Level 2 inputs. This amount is included in other noncurrent liabilities on the Company's consolidated balance sheets. The interest rate swap, net of taxes, had accumulated other comprehensive income of $1.2 and accumulated other comprehensive loss of $2.2 as of March 30, 2024 and April 1, 2023 and was included in accumulated other comprehensive income/(loss) on the Company's consolidated balance sheets, and in the Company's consolidated statements of comprehensive income.

The Company does not believe it has significant concentrations of risk associated with the counterparties to its financial instruments.

5. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year Ended	Balance at Beginning of Year	Additions	Other*	Write-offs	Balance at End of Year
March 30, 2024	$3.7	$0.2	$ 0.5	$ —	$4.4
April 1, 2023	$2.7	$0.8	$ 0.4	$(0.2)	$3.7
April 2, 2022	$1.8	$1.4	$(0.1)	$(0.4)	$2.7

*Foreign currency, price discrepancies, customer returns, disposition and acquisition transactions.

6. Inventory

Inventories are summarized below:

	March 30, 2024	April 1, 2023
Raw materials	$138.1	$132.4
Work in process	137.9	132.5
Finished goods	346.8	322.3
	$622.8	$587.2

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 30, 2024	April 1, 2023
Land	$ 25.2	$ 25.2
Buildings and improvements	175.0	174.3
Machinery and equipment	497.8	472.8
	698.0	672.3
Less: accumulated depreciation	(337.0)	(297.0)
	$361.0	$375.3

Depreciation expense was $48.9, $46.2 and $30.8 for the fiscal years ended March 30, 2024, April 1, 2023, and April 2, 2022, respectively.

Finance Leases

For the year ended March 30, 2024, $51.8 of assets included in buildings and improvements and $7.9 of assets included in machinery and equipment were accounted for as finance leases. For the year ended April 1, 2023, $51.5 of assets included in buildings and improvements and $6.5 of assets included in machinery and equipment were accounted for as finance leases. At March 30, 2024 and April 1, 2023, the Company had accumulated amortization of $10.3 and $5.8 associated with these assets, respectively. Amortization expense associated with these finance leases was $4.9, $4.5 and $1.3 for the years ended March 30, 2024, April 1, 2023 and April 2, 2022, respectively, and is included within depreciation expense as mentioned above.

8. Leases

The Company enters into leases for manufacturing facilities, warehouses, sales offices, information technology equipment, plant equipment, vehicles and certain other equipment with varying end dates from April 2024 to March 2043, including renewal options.

The following table represents the impact of leasing on the consolidated balance sheets:

	Balance Sheet Classification	March 30, 2024	April 1, 2023
Assets:			
Operating lease assets, net	Operating lease assets, net	$41.4	$41.4
Finance lease right of use assets, net	Property, plant and equipment, net	49.4	52.2
Total leased assets, net		$90.8	$93.6
Liabilities:			
Current operating lease liabilities	Current operating lease liabilities	$ 7.0	$ 7.6
Current finance lease liabilities...................................	Accrued expenses and other current liabilities	5.7	5.2
Noncurrent operating lease liabilities	Noncurrent operating lease liabilities	35.3	33.9
Noncurrent finance lease liabilities.............................	Other noncurrent liabilities	46.7	48.5
Total lease liabilities..		$94.7	$95.2

Cash paid associated with operating lease liabilities was $8.1 and $8.5 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively, all of which were included within the operating cash flow section of the consolidated statements of cash flows. Lease assets obtained in exchange for new operating lease liabilities were $1.7 and $2.0 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively. Lease modifications which resulted in newly obtained lease assets in exchange for new operating lease liabilities were $5.4 and $3.1 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively.

Cash paid associated with finance lease liabilities was $5.3 and $5.0 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively. Of these amounts, $3.6 and $3.2 were included within the financing cash flow section of the consolidated statements of cash flows for the fiscal years ended March 30, 2024 and April 1, 2023, respectively. $1.8 and $1.8 of these cash payments were included within the operating cash flow section of the consolidated statements of cash flows for the fiscal years ended March 30, 2024 and April 1, 2023, respectively. Lease assets obtained in exchange for new finance lease liabilities were $2.3 and $4.0 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively. Lease modifications which resulted in reductions of lease assets in exchange for reductions of finance lease liabilities were $0.0 and $0.1 for the fiscal years ended March 30, 2024 and April 1, 2023, respectively.

Total operating lease expense was $10.1, $9.9 and $8.3 for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022, respectively. Short-term and variable lease expense were immaterial.

Total finance lease expense was $6.7 for the fiscal year ended March 30, 2024, of which, $5.0 was related to amortization expense of finance lease assets and $1.7 was related to interest expense. Total finance lease expense was $6.4 for the fiscal year ended April 1, 2023, of which, $4.5 was related to amortization expense of finance lease assets and $1.9 was related to interest expense. Variable lease expense was immaterial.

Future undiscounted lease payments for the remaining lease terms as of March 30, 2024, including renewal options reasonably certain of being exercised, are as follows:

	Operating Leases	Finance Leases
Within one year	$ 7.1	$ 5.8
One to two years	6.5	5.7
Two to three years	6.5	5.1
Three to four years	4.7	4.4
Four to five years	3.4	3.9
Thereafter	25.1	41.6
Total future undiscounted lease payments	53.3	66.5
Less: imputed interest	(11.0)	(14.1)
Total lease liabilities	$42.3	$52.4

The weighted-average remaining lease term on March 30, 2024 for our operating leases is 10.2 years. The weighted-average discount rate on March 30, 2024 for our operating leases is 5.7%.

The weighted-average remaining lease term on March 30, 2024 for our finance leases is 14.3 years. The weighted-average discount rate on March 30, 2024 for our finance leases is 3.5%.

9. Specline Acquisition

On August 18, 2023, RBC acquired the business assets of Specline, Inc. ("Specline") for $18.7. The Company accounted for the transaction as a business combination for accounting purposes. Specline, which is based in Carson City, Nevada, is a manufacturer of precision bearings for the commercial and defense aerospace markets. The preliminary purchase price allocation is as follows: $1.4 of accounts receivable, $4.0 of inventory, $1.5 of fixed assets, $0.8 of operating lease assets, $8.8 of intangible assets, $2.1 of earnout liability, and $0.8 of operating lease liabilities. Goodwill of $5.1 resulting from the purchase price allocation is not deductible for tax purposes and is subject to change pending a final valuation of the assets and liabilities. Specline is included in the Aerospace/Defense segment.

10. Goodwill and Intangible Assets

Goodwill

Goodwill balances, by segment, consist of the following:

	Aerospace/ Defense	Industrial	Total
April 2, 2022	$194.1	$1,708.0	$1,902.1
Acquisition [1]	—	(28.7)	(28.7)
Translation adjustments	—	(3.6)	(3.6)
April 1, 2023	$194.1	$1,675.7	$1,869.8
Acquisition [2]	5.1	—	5.1
Translation adjustments	—	(0.0)	(0.0)
March 30, 2024	$199.2	$1,675.7	$1,874.9

[1] Purchase price adjustments associated with the acquisition of Dodge Industrial.
[2] Goodwill associated with the acquisition of Specline, Inc. discussed further in Note 9.

Intangible Assets

The table below summarizes the net book value and weighted average useful lives of our intangible assets.

	Weighted Average Useful Lives (Years)	March 30, 2024		April 1, 2023	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Product approvals	24	$ 50.7	$20.3	$ 50.7	$18.4
Customer relationships and lists	24	1,300.7	160.7	1,293.7	106.5
Trade names	25	217.2	32.5	215.4	23.3
Patents and trademarks	15	10.8	6.5	13.4	7.2
Domain names	10	0.4	0.4	0.4	0.4
Internal-use software	3	16.7	8.8	15.2	4.4
Other	5	1.6	1.3	1.1	1.1
		1,598.1	230.5	1,589.9	161.3
Non-amortizable repair station certifications	n/a	24.3	—	24.3	—
Total	24	$1,622.4	$230.5	$1,614.2	$161.3

Amortization expense for definite-lived intangible assets during fiscal years 2024, 2023 and 2022 was $70.4, $69.1 and $34.7, respectively. Estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2025	$ 70.7
2026	67.8
2027	66.1
2028	65.3
2029	63.9
2030 and thereafter	1,033.8

11. Accrued Expenses and Other Current Liabilities

The significant components of accrued expenses and other current liabilities are as follows:

	March 30, 2024	April 1, 2023
Employee compensation and related benefits	$35.7	$34.7
Taxes	23.1	17.5
Contract liabilities	22.5	20.6
Accrued rebates	38.0	39.6
Workers compensation and insurance	0.4	0.8
Acquisition costs	0.1	0.6
Current finance lease liabilities	5.7	5.2
Accrued preferred stock dividends	4.8	4.9
Interest	10.4	10.6
Audit fees	0.3	0.3
Legal	1.3	1.6
Returns and warranties	9.2	7.5
Travel and expense costs	4.4	1.1
Other	11.4	8.4
	$167.3	$153.4

12.   Debt

Domestic Credit Facility

The Credit Agreement, which was entered into in fiscal 2022, provides the Company with (a) the $1,300.0 Term Loan, which was used to fund a portion of the purchase price for the acquisition of Dodge and to pay related fees and expenses, and (b) the $500.0 Revolving Credit Facility. Debt issuance costs associated with the Credit Agreement totaled $14.9 and are being amortized over the life of the Credit Agreement.

Initially, amounts outstanding under the Facilities generally bore interest at either, at the Company's option, (a) a base rate determined by reference to the higher of (i) Wells Fargo's prime lending rate, (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the one-month LIBOR rate plus 1.00% or (b) the LIBOR rate plus a specified margin, depending on the type of borrowing being made. The applicable margin was based on the Company's consolidated ratio of total net debt to consolidated EBITDA (as defined within the Credit Agreement) from time to time. In December 2022, the Credit Agreement was amended to replace LIBOR with the secured overnight financing rate administered by the Federal Reserve Bank of New York (*i.e.*, SOFR) so that borrowings under the Facilities denominated in U.S. dollars bear interest at a rate per annum equal to Term SOFR (as defined in the Credit Agreement) plus a credit spread adjustment of 0.10% plus a margin ranging from 0.75% to 2.00% depending on the Company's consolidated ratio of total net debt to consolidated EBITDA. The Facilities are subject to a SOFR floor of 0.00%. As of March 30, 2024, the Company's margin was 1.25% for SOFR loans, the commitment fee rate was 0.20%, and the letter of credit fee rate was 1.25%. A portion of the Term Loan is subject to a fixed-rate interest swap as discussed in Note 13.

The Term Loan matures in November 2026 and amortizes in quarterly installments with the balance payable on the maturity date. The Company can elect to prepay some or all of the outstanding balance from time to time without penalty, which will offset future quarterly amortization installments. Due to prepayments previously made, the required future principal payments on the Term Loan are $0 for fiscal 2025, $0 for fiscal 2026, and $675.0 for fiscal 2027. The Revolving Credit Facility expires in November 2026, at which time all amounts outstanding under the Revolving Credit Facility will be payable.

The Credit Agreement requires the Company to comply with various covenants, including the following financial covenants: (a) a maximum Total Net Leverage Ratio (as defined within the Credit Agreement) of 5.00:1.00, which maximum Total Net Leverage Ratio shall decrease during certain subsequent test periods as set forth in the Credit Agreement (provided that, no more than once during the term of the Facilities, such maximum ratio applicable at such time may be increased by the Company by 0.50:1.00 for a period of twelve (12) months after the consummation of a material acquisition); and (b) a minimum Interest Coverage Ratio of 2.00:1.00. As of March 30, 2024 the Company was in compliance with all debt covenants.

The Credit Agreement allows the Company to, among other things, make distributions to stockholders, repurchase its stock, incur other debt or liens, or acquire or dispose of assets provided that the Company complies with certain requirements and limitations of the Credit Agreement.

The Company's domestic subsidiaries have guaranteed the Company's obligations under the Credit Agreement, and the Company's obligations and the domestic subsidiaries' guaranty are secured by a pledge of substantially all of the assets of the Company and its domestic subsidiaries.

As of March 30, 2024, $675.0 was outstanding under the Term Loan, $3.7 of the Revolving Credit Facility was being utilized to provide letters of credit to secure the Company's obligations relating to certain insurance programs, and $18.0 of the Revolving Credit Facility had been used to fund the purchase of the business assets of Specline, Inc., which is discussed in Note 9. The Company had the ability to borrow up to an additional $478.3 under the Revolving Credit Facility as of March 30, 2024.

Senior Notes

In fiscal 2022, RBCA issued $500.0 aggregate principal amount of Senior Notes. The net proceeds from the issuance of the Senior Notes were approximately $492.0, after deducting initial purchasers' discounts and commissions and offering expenses, and were used to fund a portion of the cash purchase price for the acquisition of Dodge.

The Senior Notes were issued pursuant to the Indenture with Wilmington Trust, National Association, as trustee. The Indenture contains covenants limiting the ability of the Company to (i) incur additional indebtedness or guarantee indebtedness, (ii) declare or pay dividends, redeem stock or make other distributions to stockholders, (iii) make investments, (iv) create liens or use assets as security in other transactions, (v) merge or consolidate, or sell, transfer, lease or dispose of substantially all of its assets, (vi) enter into transactions with affiliates, and (vii) sell or transfer certain assets. These covenants contain various exceptions, limitations and qualifications. At any time that the Senior Notes are rated investment grade, certain of these covenants will be suspended.

The Senior Notes are guaranteed jointly and severally on a senior unsecured basis by RBC Bearings and certain of RBCA's existing and future wholly-owned domestic subsidiaries that also guarantee the Credit Agreement.

Interest on the Senior Notes accrues at a rate of 4.375% and is payable semi–annually in cash in arrears on April 15 and October 15 of each year.

The Senior Notes will mature on October 15, 2029. The Company may redeem some or all of the Senior Notes at any time on or after October 15, 2024 at the redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may also redeem up to 40% of the Senior Notes using the proceeds of certain equity offerings completed before October 15, 2024, at a redemption price equal to 104.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, at any time prior to October 15, 2024, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount, plus a "make–whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain of its assets or experiences specific kinds of changes in control, the Company must offer to purchase the Senior Notes.

Foreign Borrowing Arrangements

The Foreign Credit Line provides Schaublin SA with a CHF 5.0 (approximately $5.8 USD) credit line with Credit Suisse (Switzerland) Ltd. to provide future working capital, if necessary. As of March 30, 2024, $2.2 had been borrowed from the Foreign Credit Line and $0.1 was being utilized to provide a bank guarantee. Fees associated with the Foreign Credit Line are nominal.

The balances payable under all borrowing facilities are as follows:

	March 30, 2024	April 1, 2023
Revolver and term loan facilities	$ 695.2	$ 900.0
Senior notes	500.0	500.0
Debt issuance cost	(10.7)	(13.7)
Other	7.4	8.7
Total debt	1,191.9	1,395.0
Less: current portion	3.8	1.5
Long-term debt	$1,188.1	$1,393.5

13. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in interest rates. Derivative financial instruments are recognized on the consolidated balance sheets as either assets or liabilities and are measured at fair value. Changes in the fair values of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is effective as part of a hedged transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income (loss) are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The Company does not use derivative instruments for speculative purposes.

In fiscal 2023, the Company entered into the three-year USD-denominated Swap with a third-party financial counterparty under the Credit Agreement (see Note 12). The Swap was executed to protect the Company from interest rate volatility on our variable-rate Term Loan Facility. The Swap became effective December 30, 2022 and is comprised of a $600.0 notional with a maturity of three years. The notional is $400.0 as of March 30, 2024. We receive a variable rate based on one-month Term SOFR and pay a fixed rate of 4.455%. As of March 30, 2024, after given effect to the Swap, approximately 75% of our debt bore interest at a fixed rate after giving effect to the interest rate swap agreement in place. The notional on the Swap will amortize as follows:

Year 1: $600.0
Year 2: $400.0
Year 3: $100.0

The Swap has been designated as a cash flow hedge of the variability of the first unhedged interest payments (the hedged transactions) paid over the hedging relationship's specified time period of three years attributable to the borrowing's contractually specified interest index on the hedged principal of its general borrowing program or replacement or refinancing thereof. The fair value of the Swap has been disclosed in Note 4. The accumulated other comprehensive income derivative component balance, net of taxes, was a $1.2 gain and a $2.2 loss at March 30, 2024 and April 1, 2023, respectively. The gain/loss reclassified from accumulated other comprehensive income into earnings will be recorded as interest income/expense on the Swap and will be included in the operating section of the Company's consolidated statements of cash flows.

14. Other Noncurrent Liabilities

The significant components of other noncurrent liabilities consist of:

	March 30, 2024	April 1, 2023
Other postretirement benefits	$ 10.7	$ 10.0
Noncurrent income tax liability	14.1	14.6
Deferred compensation	29.9	25.7
Contract liabilities	19.9	19.8
Noncurrent finance lease liabilities	46.7	48.5
Other	3.5	4.1
	$124.8	$122.7

15. Employee Benefit Plans

Noncontributory Defined Benefit Pension Plan

At March 30, 2024, the Company had one consolidated noncontributory defined benefit pension plan (the "Plan") covering current and former union employees in its Heim division plant in Fairfield, Connecticut, its Precision Products subsidiary plant in Plymouth, Indiana and former union employees of the Tyson subsidiary in Glasgow, Kentucky and the Nice subsidiary in Kulpsville, Pennsylvania.

Plan assets are comprised primarily of equity and fixed income investments. As of March 30, 2024 and April 1, 2023, Plan assets were $9.1 and $8.7, respectively.

The fair value of the above investments was determined using quoted market prices of identical instruments. Therefore, the valuation inputs within the fair value hierarchy established by ASC 820 were classified as Level 1 of the valuation hierarchy.

Benefits under the Plan are not a function of employees' salaries; thus, the accumulated benefit obligation equals the projected benefit obligation. At March 30, 2024 and April 1, 2023, the projected benefit obligation was $3.7 and $3.8, respectively.

The discount rates used in determining the funded status of the Plan as of March 30, 2024 and April 1, 2023 were 5.00% and 4.70%, respectively.

The funded status of the Plan and the amount recognized in the balance sheet at March 30, 2024 and April 1, 2023 were $5.4 and $4.9, respectively. These overfunded amounts are included within noncurrent assets on the consolidated balance sheets.

Net periodic benefit cost of the Plan for fiscal years 2024, 2023 and 2022 was $0.1, $0.2 and $0.0, respectively. The discount rate used to determine net periodic benefit cost for fiscal years 2024, 2023 and 2022 was 4.70%, 3.30% and 2.70%, respectively.

Foreign Pension Plans

Two of the Company's foreign operations, Schaublin and Swiss Tool, sponsor pension plans for their approximately 163 and 34 employees, respectively, in conformance with Swiss pension law. The Schaublin plan is funded with an independent semi-autonomous collective provident foundation whereas the Swiss Tool plan is funded with a reputable Swiss insurer. The unfunded liabilities of these plans at March 30, 2024 and April 1, 2023 were $2.3 and $1.5, respectively, and recorded within other noncurrent liabilities on the consolidated balance sheets. For fiscal 2024, 2023 and 2022, net periodic benefit cost for these plans was $2.0, $1.8 and $1.7, respectively.

401(k) Plans

The Company has defined contribution plans under Section 401(k) of the Internal Revenue Code for all of its employees not covered by a collective bargaining agreement. Employer contributions under this plan, ranging from 10% - 100% of eligible amounts contributed by employees, amounted to $9.6, $8.6 and $4.6 in fiscal 2024, 2023 and 2022, respectively.

Supplemental Executive Retirement Plan

The Company maintains a non-qualified Supplemental Executive Retirement Plan ("SERP") for a select group of senior management employees. The SERP allows eligible employees to elect to defer up to 75% of their current salary and up to 100% of bonus compensation. As of March 30, 2024 and April 1, 2023, the SERP assets were $33.0 and $28.6, respectively, and are included within other noncurrent assets on the consolidated balance sheets. As of March 30, 2024 and April 1, 2023, the SERP liabilities were $29.9 and $25.7, respectively, and are included within other noncurrent liabilities on the consolidated balance sheets.

Defined Benefit Health Care Plans

The Company, for the benefit of current and former union employees at its Heim, West Trenton, Plymouth and PIC facilities and former union employees of its Tyson and Nice subsidiaries, sponsors contributory defined benefit health care plans that provide postretirement medical and life insurance benefits to union employees who have attained certain age and/or service requirements while employed by the Company. The plans are unfunded and costs are paid as incurred. Postretirement benefit obligations were $2.2 and $2.4 at March 30, 2024 and April 1, 2023, respectively. Of these amounts, $0.2 is considered current and is included within accrued expenses and other current liabilities on the consolidated balance sheets as of both March 30, 2024 and April 1, 2023. The remainder of the balances are included in other noncurrent liabilities in the consolidated balance sheets. The Company also maintains a frozen defined benefit heath care plan for Dodge employees with postretirement benefit obligations of $5.8 and $6.3 at March 30, 2024 and April 1, 2023, respectively. Of these amounts, $0.8 were considered current at both March 30, 2024 and April 1, 2023. The amounts are included within the same balance sheet line items as other postretirement health care plans maintained by the Company.

16. Income Taxes

Income before income taxes for the Company's domestic and foreign operations is as follows:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Domestic	240.8	$191.0	$68.8
Foreign	21.0	18.7	9.9
Total income before income taxes	$261.8	$209.7	$78.7

The provision for income taxes consists of the following:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Current tax expense:			
Federal	$53.1	$53.0	$18.3
State	5.9	7.5	2.6
Foreign	5.2	3.9	2.9
	64.2	64.4	23.8
Deferred tax expense:			
Federal	(9.3)	(20.0)	(0.5)
State	(4.3)	(2.6)	(0.3)
Foreign	1.3	1.2	1.0
	(12.3)	(21.4)	0.2
Total income taxes	$51.9	$43.0	$24.0

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Income taxes using U.S. federal statutory rate	$55.0	$44.0	$16.5
State income taxes, net of federal benefit	0.8	3.9	1.9
Stock-based compensation	(0.9)	(1.6)	(2.6)
Foreign rate differential	2.0	1.1	1.6
Research and development credits	(2.5)	(2.4)	(1.5)
Company-owned life insurance	(0.8)	0.3	(0.0)
Foreign derived intangible income (FDII)	(3.3)	(2.7)	(1.5)
U.S. unrecognized tax positions	1.5	(1.9)	5.4
Acquisition costs	0.0	0.0	1.7
Valuation allowance	(1.7)	0.0	2.3
Other - net	1.8	2.3	0.2
	$51.9	$43.0	$24.0

Net deferred tax assets (liabilities) are comprised of the following:

	March 30, 2024	April 1, 2023
Deferred tax assets:		
Pension and postretirement benefits	$ 1.5	$ 1.8
Employee compensation accruals	11.4	10.9
Inventory	15.6	15.8
Operating lease liabilities	8.0	7.8
Finance lease liabilities	0.3	0.0
Stock compensation	5.4	3.4
Tax loss and credit carryforwards	11.5	12.5
State tax	1.3	1.3
Other accrued liabilities	8.1	8.9
Capitalized research and development costs	16.4	8.1
Other	0.4	5.1
Total gross deferred tax assets	79.9	75.6
Valuation allowance	(7.0)	(8.5)
Total deferred tax assets	$72.9	$67.1
Deferred tax liabilities:		
Property, plant and equipment	$ (32.4)	$ (33.5)
Operating lease assets	(7.7)	(7.7)
Other	(3.7)	(3.3)
Intangible assets	(312.4)	(316.7)
Total deferred tax liabilities	$(356.2)	$(361.2)
Total net deferred liabilities	$(283.3)	$(294.1)

The Company evaluates deferred tax assets to ensure that the estimated future taxable income will be sufficient in character (i.e. capital versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance has been recorded on foreign tax credits and on certain state and foreign credits and net operating losses as it is more likely than not (*i.e.*, greater than a 50% likelihood) that these items will not be utilized. For the Company's fiscal year ended March 30, 2024 the valuation allowance decreased by $1.5, which primarily related to the expiration of a capital loss carryforward. For the fiscal year ended April 1, 2023 the valuation allowance decreased by less than $0.2. These valuation allowances are required because management has determined, based on financial projections and available tax strategies, that it is unlikely the net operating losses and credits will be utilized before they expire. If events or circumstances change, valuation allowances are adjusted at that time resulting in an income tax benefit or charge.

At March 30, 2024, the Company had state net operating loss carryovers in different jurisdictions at varying amounts up to $5.3, which expire at various dates through 2036. At March 30, 2024, the Company had foreign net operating loss carryovers in different jurisdictions at varying amounts totaling $2.7, which will expire at various dates through fiscal 2028. At March 30, 2024, the Company had U.S. federal and state credits in different jurisdictions at varying amounts up to $11.0 which principally expire at various dates through 2038. At March 30, 2024, the Company had Canadian investment tax credits up to $0.2 which will expire at various dates through 2038.

Under accounting standards (ASC 740) a deferred tax liability is not recorded for the excess of the tax basis over the financial reporting (book) basis of an investment in a foreign subsidiary if the indefinite reinvestment criteria is met. The Tax Cuts and Jobs Act (TCJA) required a mandatory deemed repatriation of certain undistributed earnings of the Company's foreign subsidiaries as of December 31, 2017, and income taxes were accrued accordingly. If these deemed repatriated earnings were distributed in the form of cash dividends, the Company would not be subject to additional U.S. income taxes, other than tax arising from the movement of foreign exchange rates on previously taxed earnings, but could be subject to foreign income and withholding taxes. A provision had not been made for additional U.S. and foreign taxes at March 30, 2024 on approximately $71.9 of undistributed earnings of foreign subsidiaries or for any additional tax on the deemed repatriated earnings because the Company intends to reinvest these funds indefinitely to support foreign growth opportunities and foreign operations . Due to the inherent complexity of the multinational tax environment in which the Company operates, it is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax under certain circumstances including, but not limited to, loans to the Company, or upon sale or pledging of the foreign subsidiary's stock.

Uncertain Tax Positions

Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the consolidated financial statements. If recognized, substantially all of the unrecognized tax benefits for the Company's fiscal years ended March 30, 2024 and April 1, 2023 would affect the effective income tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	March 30, 2024	April 1, 2023	April 2, 2022
Balance, beginning of year	$13.1	$22.8	$16.6
Gross increases (decreases) – tax positions taken during a prior period	2.0	(8.9)	0.4
Gross increases – tax positions taken during the current period	1.7	1.7	7.6
Reductions due to lapse of the applicable statute of limitations	(1.6)	(2.5)	(1.8)
Balance, end of year	$15.2	$13.1	$22.8

The Company recognizes the interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company recognized a benefit of $0.3 for the fiscal year ended March 30, 2024 and expense of $0.1 and $0.1 related to interest and penalties on its statement of operations for the fiscal years ended April 1, 2023 and April 2, 2022, respectively. The Company had approximately $1.2 and $1.5 of accrued interest and penalties at March 30, 2024 and April 1, 2023, respectively.

The Company believes it is reasonably possible that some of its unrecognized tax positions may be effectively settled by the end of the Company's fiscal year ending March 29, 2025, due to the closing of audits and the statute of limitations expiring in various jurisdictions. The decrease, pertaining primarily to federal and state credits and state tax, is estimated to be $1.9.

The Company files income tax returns in numerous U.S. and foreign jurisdictions, with returns subject to examination for varying periods, but generally back to and including the fiscal year ending April 3, 2021, although certain tax credits generated in earlier years are open under statute from March 31, 2007. The Company is no longer subject to U.S. federal tax examination by the Internal Revenue Service for years ending before April 3, 2021.

17. Stockholders' Equity

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share, in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our stockholders.

In fiscal 2022, we completed an offering of 4,600,000 shares of MCPS in a public offering registered under the Securities Act of 1933. The trading symbol for the MCPS on the New York Stock Exchange is "RBCP." The net proceeds from the offering were approximately $445.3, after deducting underwriting discounts and commissions and offering expenses, and were used to fund a portion of the purchase price for the acquisition of Dodge.

Holders of MCPS are entitled to receive, when, as and if declared by our Board of Directors, or an authorized committee thereof, out of funds legally available for payment, cumulative dividends at the annual rate of 5.00% of the liquidation preference of $100 per share, payable in cash or, subject to certain limitations, by delivery of shares of common stock or any combination of cash and shares of common stock, at our election; provided, however, that any unpaid dividends on the MCPS will continue to accumulate as described in the Certificate of Designations that sets forth the rights, preferences and privileges of the MCPS. The Company made dividend payments of $5.7 on April 17, 2023, $5.8 on July 17, 2023, $5.8 on October 16, 2023, and $5.7 on January 15, 2024. The Company also had accrued $4.8 as of March 30, 2024 for dividends that were paid on April 15, 2024.

The MCPS has a liquidation preference of $100 per share plus accrued and unpaid dividends. As of March 30, 2024, the MCPS had an aggregate liquidation preference of $464.8.

Subject to certain exceptions, no dividend or distribution will be declared or paid on shares of our common stock, and no common stock will be purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless, in each case, all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid, or a sufficient amount of cash or number of shares of common stock has been set apart for the payment of such dividends, on all outstanding shares of MCPS. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, no distribution of our assets may be made to holders of our common stock until we have paid holders of MCPS, each of which will be entitled to receive a liquidation preference in the amount of $100 per share plus accumulated and unpaid dividends.

Unless earlier converted or redeemed, each share of MCPS will automatically convert, for settlement on or about October 15, 2024, into between 0.4413 and 0.5405 shares of common stock, subject to customary anti-dilution adjustments. The conversion rate that will apply to mandatory conversions will be determined based on the average of the daily volume-weighted average prices over the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately before October 15, 2024. The conversion rate applicable to mandatory conversions may in certain circumstances be increased to compensate holders of the MCPS for certain unpaid accumulated dividends.

Common Stock

We are authorized to issue 60,000,000 shares of common stock, $0.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends, if and when declared by our Board of Directors, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation after giving effect to any liquidation preference for the benefit of the MCPS or any other preferred stock then outstanding. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control our management and affairs.

In fiscal 2022 we completed an offering of 3,450,000 shares of common stock in a public offering registered under the Securities Act of 1933 at an offering price of $185 per share. The net proceeds from the offering were approximately $605.5, after deducting underwriting discounts and commissions and offering expenses, and were used to fund a portion of the purchase price for the acquisition of Dodge.

Long-Term Equity Incentive Plans

The Company's long-term equity incentive plans (the "Equity Plans") provide for grants of stock options, stock appreciation rights, restricted stock and performance awards to directors, officers and other employees and persons who engage in services for the Company. The purpose of the Equity Plans is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to the Company's success and to enable the Company to attract, retain and reward the best available persons for positions of responsibility. 1,500,000 shares of common stock were authorized for issuance under each Equity Plan when it was adopted, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the Company's corporate structure or in the outstanding shares of common stock. The Company's Compensation Committee administers the Equity Plans, although the Company's Board of Directors also has the authority to administer the Equity Plans and to take all actions that the Compensation Committee is otherwise authorized to take under the Equity Plans. The terms and conditions of each award made under an Equity Plan, including vesting requirements, are set forth in a written agreement with the recipient that is consistent with the terms of the relevant Equity Plan. As of March 30, 2024 the Company's long-term equity incentive plans were as follows: the 2013 Equity Plan, which expired in 2023 although stock options awarded under this plan are still outstanding; the 2017 Equity Plan, which expires in 2027; and the 2021 Equity Plan, which expires in 2031. As of March 30, 2024 there were 272,328 and 1,500,000 shares available for future awards under the 2017 and 2021 Equity plans, respectively.

Stock Options. Under the Equity Plans, the Compensation Committee or the Board may approve the award of non-qualified stock options. The Compensation Committee also has the authority to approve the grant of options that will become fully vested and exercisable automatically upon a change in control. The Compensation Committee may not, however, approve an award to any one person (other than Dr. Michael J. Hartnett) in any calendar year for options to purchase common stock equal to more than 10% of the total number of shares authorized under the relevant Equity Plan. The Compensation Committee will approve the exercise price and term of any option in its discretion; however, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. The Equity Plans also authorize the Compensation Committee to award incentive stock options conforming to the requirements of Section 422 of the Internal Revenue Code, but to date no such options have been awarded. As of March 30, 2024, there were 8,272 outstanding options under the 2013 Equity Plan, all of which were exercisable, 497,620 outstanding options under the 2017 Equity Plan, 233,440 of which were exercisable, and no outstanding option under the 2021 Equity Plan.

Restricted Stock. Under the Equity Plans, the Compensation Committee may approve the award of restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion. Under each of the 2017 and 2021 Equity Plans, the number of shares that may be used for restricted stock awards may not exceed 50% of the total authorized number of shares under that Equity Plan. As of March 30, 2024, there were zero, 173,445 and zero shares of restricted stock outstanding under the 2013, 2017 and 2021 Equity Plans, respectively.

Performance Awards. The Compensation Committee may approve performance awards contingent upon achievement by the recipient, or by the Company, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units the value of which is established at the time of grant, and/or performance shares the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities. Certain senior executive officers receive performance awards in the form of stock options, restricted stock and/or unrestricted stock.

Stock Appreciation Rights. The Compensation Committee may approve the grant of stock appreciation rights, or SARs, subject to the terms and conditions contained in the Equity Plans. The exercise price of an SAR must equal the fair market value of a share of the Company's common stock on the date the SAR is granted. Upon exercise of an SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised. There were no SARs issued or outstanding under the Plans as of March 30, 2024.

Amendment and Termination of the Equity Plans. Except as otherwise provided in an award agreement, the Board of Directors, without approval of the stockholders, may amend or terminate any Equity Plan, except that no amendment will become effective without prior approval of the stockholders of the Company if stockholder approval would be required by applicable law or regulations, including if required (i) under the provisions of Section 409A or any successor thereto, (ii) under the provisions of Section 422 of the Code or any successor thereto, or (iii) by any listing requirement of the principal stock exchange on which the common stock is then listed. Subject to the provisions of an award agreement, which may be more restrictive, no termination of an Equity Plan may materially and adversely affect any of the rights or obligations of any award recipient, without his or her written consent, under any award of options or other incentives previous granted under the relevant Equity Plan.

A summary of the status of the Company's stock options outstanding as of March 30, 2024 and changes during the year then ended is presented below. All cashless exercises of options are handled through an independent broker.

	Number Of Common Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Contractual Life (Years)	Intrinsic Value
Outstanding, April 1, 2023..	623,635	$153.95	3.7	$49.2
Awarded	54,820	215.97		
Exercised	(168,321)	120.48		
Forfeitures...	(4,000)	208.85		
Expirations..	(242)	136.46		
Outstanding, March 30, 2024...	505,892	$171.38	3.6	$50.1
Exercisable, March 30, 2024..	241,712	$155.39	2.8	$27.8

The fair value for the Company's options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions, which are updated to reflect current expectations of the dividend yield, expected life, risk-free interest rate and using historical volatility to project expected volatility:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Dividend yield	0.00%	0.00%	0.00%
Expected weighted-average life (yrs.)	5.0	5.0	5.0
Risk-free interest rate	4.20%	3.05%	0.95%
Expected volatility..	46.71%	45.57%	43.43%

The weighted average fair value per share of options granted was $99.92 in fiscal 2024, $90.39 in fiscal 2023 and $76.65 in fiscal 2022.

The Company recorded $2.6 (net of taxes of $0.8) in compensation expense in fiscal 2024 related to option awards. As of March 30, 2024, there was $9.9 of unrecognized compensation costs related to options which is expected to be recognized over a weighted average period of 3.5 years. The total intrinsic value of options exercised in fiscal 2024, 2023 and 2022 was $22.9, $16.9 and $11.9, respectively.

Of the total awards outstanding at March 30, 2024, 503,132 were either fully vested or are expected to vest. These shares have a weighted average exercise price of $171.19, an intrinsic value of $49.9 and a weighted average contractual term of 3.6 years.

A summary of the status of the Company's restricted stock outstanding as of March 30, 2024 and the changes during the year then ended is presented below.

	Number Of Restricted Stock Shares	Weighted-Average Grant Date Fair Value
Non-vested, April 1, 2023	192,124	$186.67
Granted...	71,448	205.50
Vested..	(87,854)	177.26
Forfeitures	(2,273)	194.19
Non-vested, March 30, 2024	173,445	$199.09

The weighted average fair value per share of restricted stock granted was $205.50 in fiscal 2024, $201.60 in fiscal 2023 and $198.04 in fiscal 2022.

The Company recorded $8.9 (net of taxes of $2.6) in compensation expense in fiscal 2024 related to restricted stock awards. These awards were valued at the fair market value of the Company's common stock on the date of issuance and are being amortized as expense over the applicable vesting period. The total fair value of restricted stock awards that vested during fiscal 2024, 2023, and 2022 was $19.2, $21.2 and $22.1, respectively. Unrecognized expense for restricted stock was $18.9 at March 30, 2024. This cost is expected to be recognized over a weighted average period of approximately 2.6 years.

A summary of the status of the Company's liability classified awards outstanding as of March 30, 2024 and the changes during the year then ended is presented below.

	Intrinsic Value
Outstanding, April 1, 2023	$ —
Awarded	11.7
Vested...	—
Cancelled..	—
Change in fair value	—
Outstanding, March 30, 2024	$11.7
Estimated liability as of March 30, 2024..............................	$2.5

The Company recorded $1.9 (net of taxes of $0.6) in stock-based compensation expense in fiscal 2024 related to liability awards. As of March 30, 2024, $2.0 and $0.5 was included in other noncurrent liabilities and other current liabilities, respectively. As of March 30, 2024 there was $9.2 of unrecognized compensation costs related to liability awards which is expected to be recognized over a weighted average period of 3.1 years. The total intrinsic value of liability classified awards vested in fiscal 2024, 2023 and 2022 was $0.0, $0.0 and $0.0, respectively.

18.   Commitments and Contingencies

As of March 30, 2024, approximately 5% of the Company's hourly employees in the U.S. and abroad were represented by labor unions.

The Company enters into U.S. government contracts and subcontracts that are subject to audit by the U.S. government. In the opinion of the Company's management, the results of such audits, if any, are not expected to have a material impact on the cash flows, financial condition or results of operations of the Company.

For fiscal 2024, 2023 and 2022, there were no audits by the U.S. government, the results of which, in the opinion of the Company's management, had a material impact on the cash flows, financial condition or results of operations of the Company.

The Company is subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. The Company also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and cleanup of contamination at facilities currently or formerly owned or operated by the Company, or at other facilities at which the Company may have disposed of hazardous substances. In connection with such contamination, the Company may also be liable for natural resource damages, U.S. government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. The Company believes it is currently in material compliance with all applicable requirements of environmental laws. The Company does not anticipate material capital expenditures for environmental compliance in fiscal years 2025 or 2026.

Investigation and remediation of contamination is ongoing at some of the Company's sites. In particular, state agencies have been overseeing groundwater monitoring activities at the Company's facility in Hartsville, South Carolina. At Hartsville, the Company is monitoring low levels of contaminants in the groundwater caused by former operations. Plans are currently underway to conclude remediation and monitoring activities. In connection with the purchase of the Fairfield, Connecticut facility in 1996, the Company agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. The Company submitted data to the state that the Company believes demonstrates that no further remedial action is necessary, although the state may require additional clean-up or monitoring.

On March 9, 2022 and March 21, 2023, the Company received civil investigative demands from the United States Department of Justice pursuant to the False Claims Act, 31 U.S.C. § 3733 (the "FCA"). The investigation concerns allegations that the Company submitted false claims in connection with (i) certifying that the Company's employees were eligible for unemployment insurance benefits and pandemic relief and worked reduced hours and (ii) received grant proceeds in violation of the FCA. The Company is cooperating with the investigation. As the investigation is in its early stages, it is not possible to determine whether the investigation will have a material adverse effect, if any, on the Company.

Besides the matter described in the previous paragraph, from time to time we are involved in litigation that arises in the ordinary course of business, but we do not believe that any such litigation in which we are currently involved, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition, operating results, cash flow or prospects.

The Company has $3.7 of outstanding standby letters of credit, all of which are under the Revolving Credit Facility. We also have a contractual obligation for licenses related to the implementation and upgrade of an ERP system. The remaining contractual obligation related to these ERP license costs of $7.6 will end in June of 2026.

19.   Other, Net

Other, net is comprised of the following:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Plant consolidation and restructuring costs	$ 2.7	$ 2.5	$ 1.1
Acquisition costs and transition services	0.3	8.9	30.6
Provision for doubtful accounts	0.2	0.8	0.5
Amortization of intangibles	70.4	69.1	34.7
Loss on disposal of assets	0.6	0.3	0.3
Other expense	0.6	0.5	1.2
	$74.8	$82.1	$68.4

20.   Reportable Segments

The Company operates through operating segments and reports its financial results based on how its chief operating decision maker makes operating decisions, assesses the performance of the business, and allocates resources. Our operating segments are our reportable segments. These reportable segments are Aerospace/Defense and Industrial and are described below.

Aerospace/Defense. This segment represents the end markets for the Company's highly engineered bearings and precision components used in commercial aerospace, defense aerospace, and sea and ground defense applications.

Industrial. This segment represents the end markets for the Company's highly engineered bearings and precision components used in various industrial applications including: power transmission; construction, mining, energy and specialized equipment manufacturing; semiconductor production equipment manufacturing; agricultural machinery, commercial truck and automotive manufacturing; and tool holding.

The accounting policies of the reportable segments are the same as those described in Note 2. Segment performance is evaluated based on segment net sales and gross margin. Items not allocated to segment operating income include corporate administrative expenses and certain other amounts. Where not separately disclosed, corporate costs are allocated to each segment. Identifiable assets by reportable segment consist of those directly identified with the segment's operations.

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Net External Sales			
Aerospace/Defense	$ 519.4	$ 430.3	$381.5
Industrial	1,040.9	1,039.0	561.4
	$1,560.3	$1,469.3	$942.9
Gross Margin			
Aerospace/Defense	$208.8	$171.0	$155.1
Industrial	461.7	433.8	202.0
	$670.5	$604.8	$357.1
Selling, General and Administrative Expenses			
Aerospace/Defense	$ 37.8	$ 31.1	$ 29.0
Industrial	132.8	122.5	58.6
Corporate	82.9	76.1	80.0
	$253.5	$229.7	$167.6
Operating Income			
Aerospace/Defense	$161.7	$132.7	$117.8
Industrial	272.6	236.5	107.5
Corporate	(92.1)	(76.2)	(104.2)
	$342.2	$293.0	$121.1
Total Assets			
Aerospace/Defense	$ 798.6	$ 749.8	$ 776.5
Industrial	3,779.6	3,845.7	3,920.9
Corporate	100.4	94.9	148.0
	$4,678.6	$4,690.4	$4,845.4
Capital Expenditures			
Aerospace/Defense	$10.6	$ 9.5	$ 7.5
Industrial	20.4	29.1	19.3
Corporate	2.2	3.4	3.0
	$33.2	$42.0	$29.8
Depreciation & Amortization			
Aerospace/Defense	$ 19.6	$ 18.6	$19.1
Industrial	96.3	93.4	43.1
Corporate	3.4	3.4	3.3
	$119.3	$115.4	$65.5
Geographic External Sales			
Domestic	$1,375.4	$1,292.9	$833.4
Foreign	184.9	176.4	109.5
	$1,560.3	$1,469.3	$942.9
Geographic Long-Lived Assets			
Domestic	$341.5	$360.7	$373.0
Foreign	60.9	56.0	58.2
	$402.4	$416.7	$431.2

21.   Related Party Transactions

Equity Method Investee

The Company has a joint venture in North America focused on joint logistics and e-business services. This joint venture, CoLinx, LLC ("CoLinx"), includes five equity members: Timken, SKF Group, Schaeffler Group, Gates Industrial Corp. and the Company. The e-business service focuses on information and business services for authorized distributors in the Industrial segment. Total expenses for services provided by CoLinx for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022 were $18.5, $18.4 and $7.2, respectively, and were included within selling, general and administrative costs on the consolidated statements of operations. Amounts outstanding in respect of these transactions were payables of $0.7 and $1.8 as of March 30, 2024 and April 1, 2023, respectively, and were included within accounts payable on the consolidated balance sheets. No dividends were received from CoLinx during the periods presented. The Company does not have any other equity method investees. The Company does not have any other significant related-party transactions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934. As of the end of the period covered by this report, the Company performed an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework (2013 Framework). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures provide reasonable assurance that the material information required to be disclosed by the Company in the reports that it files or submits to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Company's management believes that its disclosure controls and procedures were effective as of March 30, 2024.

Changes in Internal Control Over Financial Reporting

No changes were made to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of RBC Bearings Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934.

The Company's internal control over financial reporting is supported by written policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of March 30, 2024 as required by Securities Exchange Act of 1934. In making this assessment, we used the criteria set forth in the framework in *Internal Control-Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 30, 2024.

The effectiveness of our internal control over financial reporting as of March 30, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

/s/ RBC Bearings Incorporated

Oxford, Connecticut
May 17, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of RBC Bearings Incorporated

Opinion on Internal Control Over Financial Reporting

We have audited RBC Bearings Incorporated's internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, RBC Bearings Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 30, 2024 and the related notes and our report dated May 17, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Stamford, Connecticut
May 17, 2024

ITEM 9B. OTHER INFORMATION

During the quarter ended March 30, 2024 no director or officer of the Company adopted or terminated a Rule 10b5-1 trading plan or non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The information called for by Part III, Items 10, 11, 12, 13 and 14 of Form 10-K will be included in the Company's Proxy Statement for its 2024 Annual Meeting of Shareholders, which the Company intends to file within 120 days after the close of its fiscal year ended March 30, 2024, and which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   (1) The following Consolidated Financial Statements and Supplementary Data of the Company are included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K:

- Report of Independent Registered Public Accounting Firm;
- Consolidated Balance Sheets at March 30, 2024 and April 1, 2023;
- Consolidated Statements of Operations for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022;
- Consolidated Statements of Comprehensive Income for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022;
- Consolidated Statements of Stockholders' Equity for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022;
- Consolidated Statements of Cash Flows for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022; and
- Notes to Consolidated Financial Statements.

(2)   For a list of the Company's Financial Statement Schedules, see Item 15(c) of this Annual Report on Form 10-K.

(3)   For a list of the exhibits required by Regulation S-K, see Item 15(b) of this Annual Report on Form 10-K.

(b)   The Exhibits required by Item 601 of Regulation S-K are filed as exhibits to this Annual Report on Form 10-K and indexed below immediately following Item 15(c), which index is incorporated herein by reference.

(c)   All Financial Statement Schedules are included in the Financial Statements and Supplementary Data under Item 15(a)(1) of this Annual Report on Form 10-K and incorporated herein by reference.

Exhibit Index

The following exhibits are filed as part of this Annual Report on Form 10-K. The exhibits that are indicated below as having been previously filed by RBC Bearings Incorporated with the SEC are incorporated herein by reference. Our Commission file number is 001-40840.

Number	Description of Document

3.1   Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated dated August 13, 2005 (filed with Amendment No. 4 to Registration Statement on Form S-1 dated August 8, 2005).

3.2   Amended and Restated Bylaws of RBC Bearings Incorporated (filed as Exhibit 3.1 to Current Report on Form 8-K dated September 15, 2017).

4.1   Description of Capital Stock (filed as Exhibit 4.1 to Annual Report on Form 10-K dated May 26, 2022).

4.2   Form of stock certificate for common stock (filed as Exhibit 4.3 to Amendment No. 3 to Registration Statement on Form S-1 dated August 4, 2005).

4.3   Certificate of Designation for 5.00% Series A Mandatory Convertible Preferred Stock (filed as Exhibit 3.1 to Current Report on Form 8-K dated September 24, 2021).

4.4   Form of stock certificate for 5.00% Series A Mandatory Convertible Preferred Stock (filed as Exhibit 4.1 to Current Report on Form 8-K dated September 24, 2021)

4.5   Indenture, dated as of October 7, 2021, by and among Roller Bearing Company of America, Inc. and Wilmington Trust, National Association for 4.375% Senior Notes due 2029 (filed as Exhibit 4.1 to Current Report on Form 8-K dated October 7, 2021).

4.6   Form of 4.375% Senior Notes due 2029 (filed as Exhibit 4.2 to Current Report on Form 8-K dated October 7, 2021).

10.1   Amended and Restated Employment Agreement, dated as of June 3, 2022, between RBC Bearings Incorporated and Michael J. Hartnett, Ph.D. (filed as Exhibit 10.1 to Current Report on Form 8-K dated June 9, 2022).

10.2   Amendment No. 1, dated as of August 1, 2022, to Amended and Restated Employment Agreement, dated as of June 3, 2022, between RBC Bearings Incorporated and Dr. Michael J. Hartnett (filed as Exhibit 10.1 to Current Report on Form 8-K dated August 4, 2022).

10.3   Amended and Restated Employment Agreement, dated as of June 3, 2022, between RBC Bearings Incorporated and Daniel A. Bergeron (filed as Exhibit 10.2 to Current Report on Form 8-K dated June 9, 2022).

10.4   Amendment No. 1, dated as of August 1, 2022, to Amended and Restated Employment Agreement, dated as of June 3, 2022, between RBC Bearings Incorporated and Daniel A. Bergeron (filed as Exhibit 10.2 to Current Report on Form 8-K dated August 4, 2022).

10.5   Form of Change in Control Letter Agreement for Named Executive Officers (filed as Exhibit 10.1 to Quarterly Report on Form 10-Q dated February 1, 2010).

10.6   RBC Bearings Incorporated Executive Officer Performance Based Compensation Plan (filed as Exhibit 10.1 to Current Report on Form 8-K dated July 27, 2017).

10.7   RBC Bearings Incorporated Amended and Restated 2013 Long Term Incentive Plan (filed as Exhibit 10.1 to Current Report on Form 8-K dated August 21, 2013).

10.8   RBC Bearings Incorporated 2017 Long-Term Equity Incentive Plan (filed as Exhibit 10.2 to Current Report on Form 8-K dated July 27, 2017).

10.9   RBC Bearings Incorporated 2021 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to Current Report on Form 8-K dated September 10, 2021).

10.10   Credit Agreement, dated November 1, 2021, by and among Roller Bearing Company of America, Inc. as Borrower, RBC Bearings Incorporated, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, Swingline Lender, and Letter of Credit Issuer, and various lenders signatory thereto (filed as Exhibit 10.1 to Current Report on Form 8-K dated November 2, 2021).

10.11   Guarantee, dated November 1, 2021, by and among RBC Bearings Incorporated and the subsidiary guarantors party thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent (filed as Exhibit 10.2 to Current Report on Form 8-K dated November 2, 2021).

10.12   Security Agreement, dated November 1, 2021, by and between Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the subsidiary grantors party thereto and Wells Fargo Bank, National Association, as

Collateral Agent for its benefit and the benefit of the Secured Parties (filed as Exhibit 10.3 to Current Report on Form 8-K dated November 2, 2021).

10.13   Pledge Agreement, dated November 1, 2021, by and between Roller Bearing Company of America, Inc., RBC Bearings Incorporated, the subsidiary pledgors party thereto and Wells Fargo Bank, National Association, as Collateral Agent for the benefit of the Secured Parties (filed as Exhibit 10.4 to Current Report on Form 8-K dated November 2, 2021).

10.14   Stock and Asset Purchase Agreement, dated as of July 24, 2021, by and between ABB Asea Brown Boveri Ltd. as Seller and RBC Bearings Incorporated as Purchaser (filed as Exhibit 2.1 to Current Report on Form 8-K dated July 26, 2021).

10.15   First Amendment to Credit Agreement, dated as of December 5, 2022, by and among Roller Bearing Company of America, Inc., RBC Bearings Incorporated, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (filed as Exhibit 10.01 to Current Report on Form 8-K dated December 7, 2022).

19   RBC Bearings Incorporated Insider Trading Policy.

21   Subsidiaries of the Registrant.

23   Consent of Ernst & Young LLP.

31.1   Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2   Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

97   RBC Bearings Incorporated Clawback Policy.

101.INS   Inline XBRL Instance Document.

101.SCH   Inline XBRL Taxonomy Extension Schema Document.

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* This certification is not deemed filed with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of this Annual Report on Form 10-K) irrespective of any general incorporation language contained in such filing.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBC BEARINGS INCORPORATED
(Registrant)

By: /s/ MICHAEL J. HARTNETT
_____

Name: Michael J. Hartnett
Title: Chief Executive Officer
Date: Date: May 17, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ MICHAEL J. HARTNETT Michael J. Hartnett Date: May 17, 2024	Chairman, President and Chief Executive Officer (principal executive officer and chairman)
/s/ DANIEL A. BERGERON Daniel A. Bergeron Date: May 17, 2024	Chief Operating Officer
/s/ ROBERT M. SULLIVAN Robert M. Sullivan Date: May 17, 2024	Chief Financial Officer (principal financial officer)
/s/ MATTHEW J. TIFT Matthew J. Tift Date: May 17, 2024	Corporate Controller
/s/ RICHARD R. CROWELL Richard R. Crowell Date: May 17, 2024	Director
/s/ DOLORES J. ENNICO Dolores J. Ennico Date: May 17, 2024	Director
/s/ EDWARD D. STEWART Edward D. Stewart Date: May 17, 2024	Director
/s/ DR. STEVEN H. KAPLAN Dr. Steven H. Kaplan Date: May 17, 2024	Director
/s/ MICHAEL H. AMBROSE Michael H. Ambrose Date: May 17, 2024	Director
/s/ DR. AMIR FAGHRI Dr. Amir Faghri Date: May 17, 2024	Director

Exhibit 21

Subsidiaries of the Registrant*

Airtomic LLC – Delaware
All Power de Mexico, S. de R.L. de C.V. – Mexico
All Power Manufacturing Co. – California
Climax Metal Products Company – Ohio
Dodge Industrial Australia Pty Ltd. – Australia
Dodge Industrial Canada Inc. – Canada
Dodge Industrial, Inc. – Delaware
Dodge Industrial India Private Limited – India
Dodge Industrial (Shanghai) Company Limited – Hong Kong
Dodge Mechanical Power Transmission Mexico, S. de R.L. de C.V. – Mexico
Dodge (Shanghai) Mechanical Power Transmission Ltd. – People's Republic of China
Industrial Tectonics Bearings Corporation – Delaware
RBC Aerostructures LLC – South Carolina
RBC Aircraft Products, Inc. – Delaware
RBC Bearings Polska sp. z o.o. – Poland
RBC de Mexico, S. de R.L. de C.V. – Mexico
RBC Dodge Industrial Ltd. – England
RBC France SAS – France
RBC Lubron Bearing Systems, Inc. – Delaware
RBC Nice Bearings, Inc. – Delaware
RBC Oklahoma, Inc. – Delaware
RBC Precision Products, Inc. – Delaware
RBC Southwest Products, Inc. – Delaware
RBC Specline, Inc. – Delaware
RBC Turbine Components LLC – Delaware
Roller Bearing Company of America, Inc. – Delaware
Sargent Aerospace and Defense LLC – Delaware
Schaublin GmbH – Germany
Schaublin Holding SA – Switzerland
Schaublin SA – Switzerland
Sonic Industries, Inc. – California
Swiss Tool Systems AG - Switzerland
Vianel Holding AG – Switzerland
Western Precision Aero LLC – California

* All of which are, directly or indirectly, wholly-owned by the registrant.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-192164) pertaining to the RBC Bearings Incorporated 2013 Long-Term Equity Incentive Plan,

(2) Registration Statement (Form S-8 No. 333-221329) pertaining to the RBC Bearings Incorporated 2017 Long-Term Equity Incentive Plan,

(3) Registration Statement (Form S-3 No. 333-259669) pertaining to the RBC Bearings Incorporated Common Stock and Preferred Stock, and

(4) Registration Statement (Form S-8 No. 333-265490) pertaining to the RBC Bearings Incorporated 2021 Long-Term Equity Incentive Plan;

of our reports dated May 17, 2024, with respect to the consolidated financial statements of RBC Bearings Incorporated and the effectiveness of internal control over financial reporting of RBC Bearings Incorporated included in this Annual Report (Form 10-K) of RBC Bearings Incorporated for the year ended March 30, 2024.

/s/ Ernst & Young LLP

Stamford, Connecticut

May 17, 2024

Exhibit 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Dr. Michael J. Hartnett, certify that:

1. I have reviewed this Report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    d) disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2024   By: /s/ Michael J. Hartnett
                               Michael J. Hartnett
                               President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Robert M. Sullivan, certify that:

1. I have reviewed this Report on Form 10-K of RBC Bearings Incorporated;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    d) disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2024   By: /s/ Robert M. Sullivan
                           Robert M. Sullivan
                           Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C SECTION 1350**

In connection with the Annual Report of RBC Bearings Incorporated (the "Company") Form 10-K for the year ended March 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Dr. Michael J. Hartnett, the President and Chief Executive Officer of the Company, pursuant to 18 U.S.C. §1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies to the best of his knowledge that:

  (i)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 17, 2024

/s/ Michael J. Hartnett
Michael J. Hartnett
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of RBC Bearings Incorporated (the "Company") Form 10-K for the year ended March 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Robert M. Sullivan, Chief Financial Officer, of the Company, pursuant to 18 U.S.C. §1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies to the best of his knowledge that:

(i)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 17, 2024

/s/ Robert M. Sullivan
Robert M. Sullivan
Vice President and Chief Financial Officer

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STOCKHOLDER INFORMATION

EXECUTIVE OFFICES
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-7001
Fax: (203) 267-5000
Web site: www.rbcbearings.com

ANNUAL MEETING OF STOCKHOLDERS
The annual stockholders meeting will be held at RBC Bearings Incorporated, Building B, One Tribology Center, 102 Willenbrock Road, Oxford, Connecticut 06478 on Thursday, September 5, 2024 at 9:00 a.m., Eastern time.

10-K ANNUAL REPORT
The RBC Bearings Incorporated Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended March 30, 2024 is available at no charge to stockholders who direct a request in writing to the Company:

Attention: Corporate Secretary
        RBC Bearings Incorporated
        One Tribology Center
        102 Willenbrock Road
        Oxford, Connecticut 06478

The RBC Bearings Incorporated Form 10-K Annual Report and all other Company filings with the Securities and Exchange Commission are also accessible at no charge on the Company's web site at www.rbcbearings.com as soon as reasonably practicable after filing with the Commission.

COMMON STOCK DATA
RBC Bearings Incorporated's common stock is listed and traded on the New York Stock Exchange under the symbol RBC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
300 1st Stamford Place
Stamford, Connecticut 06902

TRANSFER AGENT AND REGISTRAR
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Telephone: (800) 368-5948
International: (781) 575-4223

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 regarding the Company's plans, expectations, estimates and beliefs. Forward-looking statements are typically identified by words such as "believes," "anticipates," "estimates," "intends," "will," "may," "potential," "projects" and other similar expressions. These statements are only predictions, based on the Company's current expectation about future events. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. RBC Bearings Incorporated does not undertake any responsibility to update its forward-looking statements or risk factors to reflect future events or circumstances.